This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As confidentially submitted to the Securities and Exchange Commission on September 6, 2019

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Submission No. 3

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

(Exact name of registrant as specified in its charter)

Alberta, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7303 30th Street S.E. Calgary, Alberta, Canada	T2C 1N6
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (403) 723-5000

Copies to:
Joseph Zirkman Senior Vice President and General Counsel DIRTT Environmental Solutions Ltd. 7303 30th Street S.E. Calgary, Alberta, Canada T2C 1N6 (403) 723-5000	Robert L. Kimball Michael A. Saslaw Vinson & Elkins L.L.P. 2001 Ross Avenue Suite 3900 Dallas, TX 75201 (214) 220-7700

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, without par value	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Explanatory Note

DIRTT Environmental Solutions Ltd. was incorporated under the Business Corporations Act (Alberta) (“ABCA”) on March 4, 2003. We completed our initial public offering in Canada in November 2013. Our common shares trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “DRT.” We are filing this General Form for Registration of Securities on Form 10 to register our common shares pursuant to Section 12(b) of the Securities and Exchange Act of 1934 (“Exchange Act”). We have applied to list our common shares on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “DRTT.”

Once this registration statement becomes effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy or information statements with the Securities and Exchange Commission (“SEC”), in addition to the applicable securities laws of Canada.

The audited consolidated financial statements included elsewhere in this registration statement have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and the rules and regulations of the SEC.

Unless otherwise specified or the context otherwise requires, references to “we,” “us,” “our,” “its,” “the Company” or “DIRTT” mean DIRTT Environmental Solutions Ltd. and, where the context so requires, includes our subsidiaries.

Currency and Exchange Rate Information

Unless otherwise indicated, references herein to “$” or “dollars” are expressed in U.S. dollars (US$). References in this registration statement to Canadian dollars are noted as “C$.”

Our consolidated financial statements that are included in this registration statement are presented in U.S. dollars. Unless otherwise stated, all figures presented in Canadian dollars and translated into U.S. dollars were calculated using the daily average exchange rate as reported by the H.10 statistical release of the Board of Governors of the Federal Reserve System on August 1, 2019 of C$1.3202 = US$1.00.

Market and Industry Data

Certain market and industry data contained in this Form 10, including “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are based upon information from government or other third-party publications, reports and websites or based on estimates derived from such publications, reports and websites. Government and other third-party publications and reports do not guarantee the accuracy or completeness of their information. While management believes this data to be reliable, market and industry data are subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, and other limitations and uncertainties inherent in any statistical survey.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement are “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and Section 21E of the Exchange Act and “forward-looking information” within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact included in this registration statement, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this registration statement, the words “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” “outlook,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Forward-looking statements are based on certain estimates, beliefs, expectations and assumptions made in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that may be appropriate.

Forward-looking statements necessarily involve unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed or implied in such statements. Due to the risks, uncertainties and assumptions inherent in forward-looking information, you should not place undue reliance on forward-looking statements. Factors that could have a material adverse effect on our business, financial condition, results of operations and growth prospects can be found in Item 1A. “Risk Factors,” Item 2. “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this registration statement. These factors include, but are not limited to, the following:

•	competition in the interior construction industry;

•	global economic, political and social conditions and financial markets;

•	our reliance on our network of Distribution Partners (as defined herein) for sales, marketing and installation of our solutions;

•	our ability to maintain and manage growth effectively;

•	our ability to introduce new designs, solutions and technology and gain client and market acceptance;

•	loss of our key executives;

•	labor shortages and disruptions in our manufacturing facilities;

•	product liability, product defects and warranty claims brought against us;

•	defects in our designing and manufacturing software;

•	infringement on our patents and other intellectual property;

•	cyber-attacks and other security breaches of our information and technology systems;

•	material fluctuations of commodity prices, including raw materials;

•	shortages of supplies of certain key components and materials;

•	our ability to achieve requisite capacity from our existing manufacturing facilities;

•	our exposure to currency exchange rate, tax rate and other fluctuations that result from general economic conditions and changes in laws;

ii

•	legal and regulatory proceedings brought against us;

•	the availability of capital or financing on acceptable terms, which may impair our ability to make investments in the business; and

•	other factors and risks described under Item 1A. “Risk Factors” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2. “Financial Information.”

These risks are not exhaustive. Because of these risks and other uncertainties, our actual results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this registration statement. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the effects of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. Our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under applicable securities laws. We qualify all of our forward-looking statements by these cautionary statements.

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ITEM 1.	BUSINESS

Overview

DIRTT is an innovative manufacturing company featuring a proprietary software and virtual reality visualization platform, coupled with vertically integrated manufacturing that designs, configures and manufactures prefabricated interior solutions used primarily in commercial spaces across a wide range of industries and businesses. We combine innovative product design with our industry-leading, proprietary ICE® Software (“ICE” or “ICE Software”), and technology-driven, lean manufacturing practices and sustainable materials to provide end-to-end solutions for the traditionally inefficient and fragmented interior construction industry. We create customized interiors with the aesthetics of conventional construction but with greater schedule and cost certainty, shorter lead times, greater future flexibility, and better environmental sustainability than conventional construction.

Our ICE Software allows us to design, visualize (including 3D virtual reality modeling of interiors), configure, price, communicate, engineer, specify, order and manage projects, thereby reducing challenges associated with traditional construction, including cost overruns, change orders, inconsistent quality, delays and material waste. While other software programs and virtual reality tools are used in the architectural and construction industries, we believe our ICE Software is the only interior construction technology that provides end-to-end management, from design through engineering, manufacturing and installation. Our interior construction solutions include prefabricated, customized interior modular walls, ceilings, and floors; decorative and functional millwork; power infrastructure; network infrastructure; and pre-installed medical gas piping systems. We strive to incorporate environmentally sustainable materials into our solutions while creating flexible, functional and well-designed environments for the people who will use them.

We offer our interior construction solutions throughout the United States and Canada, as well as in select international markets, through a network of independent distribution partners (“Distribution Partners”) and an internal sales team. Our Distribution Partners use ICE to work with end users to envision and design their spaces, and orders are electronically sent through ICE to our manufacturing facilities for production, packing and shipping. Our Distribution Partners then coordinate the receipt and installations of our interior solutions at the end users’ locations.

Our name “DIRTT” stands for Doing It Right This Time. DIRTT was incorporated in Alberta, Canada, on March 4, 2003. Our headquarters are in Calgary, Alberta, Canada, and our manufacturing facilities are in Calgary, Alberta; Phoenix, Arizona; and Savannah, Georgia.

Our Solutions

We offer a wide array of interior construction solutions powered by technology that address the challenges inherent in traditional interior designing and building methods. Unlike traditional interior construction, including prefabricated products, our solutions are not predetermined in shape or size, so clients are free to design any shape, size or configuration. Our design and visualization technologies integrate with our manufacturing capabilities and enable short and precise manufacturing times. With a strong network of Distribution Partners, we are able to complete an interior construction project in as few as 30 days, from visualization and completion of design to installation and move-in. Because our solutions remain highly adaptable over time, clients are able to change and customize our solutions even after installation to maintain satisfaction with the functionality and aesthetics of their space as their needs change.

Sustainability practices are a core part of our business, from design and manufacturing to installation and beyond. Our solutions are form-fit, so the only waste produced at job sites is packing material, which is bio-degradable, recyclable or able to be returned to DIRTT for reuse.

DIRTT Solutions

Our solutions typically encompass over 90% of an interior space. Walls, doors, cabinetry, access floor, ceilings, power solutions, data networks, heavy timber and medical gas components are all fabricated in our manufacturing facilities and shipped to the site for final assembly and installation. The following table provides a brief description of our primary solutions (together with related complementary offerings, “DIRTT Solutions”):

DIRTT Solution	Description
DIRTT Walls

Prefabricated, customized, modular solid or glass interior wall solutions that support new and legacy furniture, that include glass walls, doors or windows, and that support integrated technology for commercial, healthcare, education, hospitality and other industries and medical gas piping systems for healthcare.

DIRTT Millwork	Fully customized modular cabinetry that may be used in a variety of industries, including commercial, healthcare, education and hospitality.

DIRTT Floors	Low-profile floors that allow quick access to modular power and network infrastructure, facilitating future adaptation and reconfiguration in both existing facilities and new buildings.

DIRTT Ceilings	Prefabricated custom ceilings that increase sound privacy and reduce noise.

DIRTT Power

Quick-connect, pre-tested adaptable power solutions that are prefabricated to arrive on-site in correct lengths with factory components ready for installation and use, eliminating waste and providing future flexibility.

DIRTT Networks

Prefabricated, pre-tested and componentized passive optical networks utilizing single mode fiber cables instead of traditional copper cables. Similar to DIRTT Power, data infrastructure components arrive on the job site pre-cut to correct lengths and with components ready for quick-connect installation and use.

DIRTT Timber

Prefabricated timber construction for interior mezzanines, structural elements for low-rise buildings, and other architectural elements, including completely customized cross-laminated timber and glue-laminated (glulam) timber.

Our DIRTT Power and DIRTT Networks solutions may be integrated with DIRTT Walls, and DIRTT Networks may also be integrated with DIRTT Floors and DIRTT Ceilings. DIRTT Millwork solutions may be added to DIRTT Walls for decorative and functional purposes. Additionally, DIRTT Walls, DIRTT Floors, DIRTT Ceilings and DIRTT Timber may be integrated among each solution.

ICE® Software

Our manufacturing approach is built on a foundation of technology, the center of which is our proprietary ICE Software. We use ICE to sell, design, visualize, configure, price, communicate, engineer, specify, order and manage projects. ICE was developed as a custom interior design and construction software solution to integrate into our interior offerings. ICE makes manufactured, fully custom interiors both feasible and profitable while addressing challenges associated with traditional construction, including cost overruns, inconsistent quality, delays and significant material waste. Simultaneously, it gives our clients full control over the look, cost and move-in schedule of their interior construction projects.

Clients typically engage an architect or designer and initially design their interior space and customize their solutions components, including material, color, finish and layout, in two-dimensional renderings. A DIRTT Distribution Partner imports this design into ICE and prices projects in real time. Any changes clients make after the design is imported into ICE will immediately be reflected in the price quote. Once the design is ready, clients can then explore and walk through their designed space in immersive and interactive 3D virtual reality or on-screen computer renderings so they can more readily conceptualize the design. This improves on the experience of reviewing only a two-dimensional blueprint or CAD drawing. We have four virtual reality walk-through centers, including one at our corporate headquarters, that allow clients to use virtual reality headsets to walk through a 3D virtual reality model of their design. We also integrated ICE with augmented (mixed) reality technology, including phones and tablets, to allow project stakeholders in different physical locations to visualize, interact and discuss their future spaces without having to visit one of our virtual reality walk-through centers.

Once the client is satisfied with the design in ICE, the specifications are transmitted to our manufacturing facilities, where the solutions are created to the exact design standards and specifications set forth in the design. ICE manages many aspects of the manufacturing process, including product inventory and cataloguing, price quotation, order submission, parts manufacturing, and production management, thereby facilitating the delivery of custom solutions with shorter production times. We allocate production among our manufacturing facilities based on proximity and capacity. ICE allows an entire project to be tracked and managed across the entire life of the project, from sales, production, delivery, and installation. The ICE file (containing all of a project’s engineering and manufacturing data) generated during the design and specification process is preserved and can be used for optimizing future reconfigurations, renovations, technology integration initiatives and changes to a client’s space at lower cost than traditional construction methods.

Our Business Strategy

Our goal is to help clients envision and design interior construction projects and then build and deliver those projects faster, cleaner, more efficiently and with a better overall client experience and satisfaction than traditional construction methods. The modular aspect of our DIRTT Solutions allows them to be easily reconfigured with a minimal amount of waste as client space needs change. Our innovative, technology-driven approach includes outstanding product design that is customized for each client application and delivered on time and on budget.

Our strategy is founded on the following priorities:

•	The identification and pursuit of client segments that benefit most from DIRTT’s value proposition;

•	Client-centric, continuous innovation in DIRTT Solutions and our technology to enhance product differentiation and drive market penetration and growth;

•	Technology-enabled manufacturing processes that facilitate short lead times, a reliable client service platform, and outstanding quality on a cost-effective basis; and

•	Ongoing development and support of our Distribution Partners to ensure flawless execution and a superior end client experience.

In combination with a focus on cost-disciplined control, a continuous improvement philosophy, and a focused approach to capital investment, we believe these strategic priorities will drive increased value creation for our employees, clients, Distribution Partners, and shareholders.

Our Competitive Strengths

We believe the following attributes provide us with competitive strengths in the interior solutions manufacturing industry.

•

Leader in Integrated Design and Manufacturing Technology. We believe our ICE Software is the only interior construction technology that efficiently integrates the design, configuration, and virtual reality visualization processes with the manufacturing process. The use of 3D technology in a design environment, mimicking video game visuals, is proprietary to DIRTT.

•

Easy and Intuitive Software Interface. Our ICE Software is a fast, powerful tool with an intuitive user interface. Our software’s ease of use enables rapid time-to-value for our clients and collaboration among all the stakeholders involved in the design, reconfiguration, budgeting and manufacturing processes. Our use of 3D virtual reality and augmented (mixed) reality technologies enables clients to visualize and modify their designs before manufacturing begins, thereby reducing cost and time to completion.

•

Proprietary Solutions Components. The physical components that comprise our DIRTT Solutions have been designed to provide clients with numerous options and full modularity. As a result, we are able to create interior environments that are fully customizable and not limited by a pre-set product list. The modular nature of our components allows them to be reconfigured easily, with minimal disruption to the occupants of the space and with minimal job site waste.

•

Strong Distribution Partner and Sales Network. Our strong network of Distribution Partners and DIRTT sales representatives allows us to maximize our geographic reach, helps build brand awareness in the interior construction market, and enhances our positioning in our target markets.

•

Superior Results Compared to Traditional Design and Construction. We believe we produce superior client results as compared with traditional design and construction methods in sequencing, certainty, budget allocation, and outcome.

o

Effective Sequencing. Conventional construction generally follows a rigid sequencing process. Typically, wall framing is constructed first, followed by floors and electrical and data networks. This process is then followed by drywall installation, painting, and flooring, and then installation or building of millwork and fixtures. These steps generate significant waste and create opportunities for delay, change orders, cost overruns and rework. In contrast, DIRTT Solutions design and integrate the walls, floors and ceiling, including the finish, electrical wiring and data networks. They are manufactured off-site and arrive on-site organized, labeled and ready to be installed. This enables the interior solutions to be produced concurrently with on-site construction work, thereby reducing on-site time and the overall construction schedule.

o

Certainty. Our technology-based design and manufacturing solutions address changes in design, communications with clients, and material costs with more certainty than conventional construction methods, which often involve retrofitting electrical and data networks, change orders, uncertain timelines, and costly rework. Our controlled manufacturing environment reduces deficiencies and errors and produces more consistent solutions in predictable time frames.

o

Budget. Because of our integrated design, visualization and manufacturing technologies, we can price the effect of design choices and changes immediately and deliver the fully designed, manufactured interior solutions ready to install. This provides budget certainty both in the cost of our DIRTT Solutions as well as in on-site labor for the installation process.

o

Outcome. Our interior spaces look like the images our clients expect from the design drawings and virtual visualizations, because those same drawings and visualizations drive the manufacturing process. Plumbing, electrical, A/V and networks are integrated into the architecture of our DIRTT Solutions. For example, DIRTT Walls look and perform like permanent walls, but if an IT or facilities team needs to get inside the wall for any reason, they can use a tool to remove the surface of the wall to examine the wall cavity quickly, cleanly and quietly. This eliminates the need to knock down, and then patch and repaint, drywall or to reconfigure fixtures and cabinetry. Our modular designs offer flexibility and interconnectivity with any technology, furniture, millwork or DIRTT Solutions that were previously used or that will be used in the future, allowing clients to reconfigure and repurpose their space while reducing disruptive and time-consuming demolition and waste removal.

Distribution Partners and Sales Network

We primarily sell DIRTT Solutions through a network of independent Distribution Partners working in conjunction with local DIRTT sales representatives as well as internal DIRTT industry specialists, business development professionals and a dedicated Distribution Partner support team. Distribution Partners and local sales representatives are located in cities throughout the United States and Canada, as well as in select international markets. The use of a dispersed network of Distribution Partners greatly enhances our ability to drive awareness of the DIRTT brand throughout our markets.

Including through our Distribution Partners, we operate 82 Green Learning Centers (“GLCs”) throughout North America, the Middle East and India, which are display areas that showcase DIRTT Solutions. As part of our distribution agreements, our Distribution Partners are typically required to invest in their own GLC so that they are better able to demonstrate DIRTT Solutions. As of June 30, 2019, there were 76 Distribution Partner-operated GLCs and six DIRTT-operated GLCs.

Our Distribution Partners operate under agreements that outline sales goals and marketing territories which are generally non-exclusive. We expect our Distribution Partners to build regional DIRTT-dedicated teams (sales, design and project management) and to use our ICE Software in the sales process. In addition to sales and marketing, our Distribution Partners provide value throughout the construction process. At the pre-construction stage, Distribution Partners provide design assistance services to the architect and designer; through the construction process, Distribution Partners act as a specialty subcontractor to the general contractor and provide installation and other construction services; and post-move in, Distribution Partners provide warranty work, ongoing maintenance and reconfiguring support. Local DIRTT sales representatives work closely with the Distribution Partners throughout the process to ensure successful project implementation and the highest client satisfaction. Distribution Partners generally place orders for DIRTT Solutions directly with us and pay us directly for such orders.

We have the ability to bring on new Distribution Partners in virtually any geographic area, which permits us to quickly establish a presence in new areas. Our Distribution Partners also scale our virtual reality technology, such as our phone- and tablet-based applications, to fit their capacity and needs.

At June 30, 2019, we had a total of 92 Distribution Partners and 84 sales representatives across North America, the United Kingdom, India and Singapore. We are not dependent on any one Distribution Partner or sales representative.

Manufacturing and Properties

Our DIRTT Solutions are manufactured at our facilities in Calgary, Alberta; Phoenix, Arizona; and Savannah, Georgia. Our wall surfaces (which we call tiles), millwork and timber solutions are manufactured in Calgary, while aluminum, glass and power components are manufactured at all three locations. Through distributed manufacturing we can shift production of some components among our manufacturing sites, reduce transportation times and costs, and meet targeted lead times. In 2019, we conducted an evaluation of our aluminum, tile and millwork capacities under various growth scenarios and concluded that the capacity of our aluminum manufacturing facilities is currently sufficient to support our anticipated growth. Given the longer lead time to acquire tile and millwork manufacturing equipment, combined with a lack of redundancy in those manufacturing facilities, we also concluded that we should commence construction of a new combined tile and millwork facility. We anticipate that this new manufacturing facility will be constructed in the southeastern United States. Should we experience additional growth, we may need to add or expand additional manufacturing facilities.

Suppliers and Raw Materials

Our inventory balances consist primarily of raw materials, which are kept on hand as components of our custom manufacturing process. Managing our raw material inventory is essential to our business, given our short lead times from order to shipment and our high level of order customization. Our key manufacturing materials are aluminum, hardware, wood and glass. Aluminum accounts for approximately 32% of our purchased materials, while hardware, wood and glass account for approximately 14%, 14% and 8%, respectively. While we maintain multiple suppliers for key materials, two suppliers account for approximately 32% and 21% of our aluminum supply, and two suppliers account for approximately 43% and 38% of our wood supply.

Materials are sourced domestically and, to a much lesser extent, overseas. Approximately 92% of our materials are manufactured and purchased in North America. Purchase decisions are made on the basis of cost, quality and ability to meet delivery requirements. We do not typically enter into long-term agreements with suppliers. In general, adequate supplies of raw materials are available to all of our operations, although aluminum purchase may be subject to market capacity constraints.

Technology and Development

We continue to focus on developing client-centric innovations and enhancements of both ICE Software and DIRTT Solutions with a primary focus on improving client experience, increasing market penetration and growing key markets. At June 30, 2019, we employed 103 employees within our technology and development groups and, including capitalized amounts, invested $5.8 million, $9.9 million and $12.4 million in the first half of 2019 and in 2018 and 2017, respectively, in innovation activities.

Clients

DIRTT’s principal geographic markets are the United States, Canada, and, to a more limited extent, select international markets. Our revenue is derived almost entirely from projects in North America sold by our North American Distribution Partners.

Our revenue opportunities primarily come from commercial projects, including both new construction projects and renovations of existing buildings. Clients range from small owner-managed businesses to multinational Fortune 50 corporations across a variety of industries including healthcare, education, financial services, government and military, manufacturing, non-profit, energy, professional services, retail, technology and hospitality. We view DIRTT Solutions as industry agnostic, with applications in many different industries with minimal adjustments. We are not dependent on any one client or industry segment. In recent years, the percentage of our revenue attributable to the healthcare industry has been increasing, from 16.9% in 2017 to 22.0% in 2018. No single client represented more than 10% of our revenue for the years ended December 31, 2018 or 2017.

Competition

The overall market for interior construction is fragmented and highly competitive. The principal competitive factors in the interior construction industry include price (including cost certainty), speed, quality, customization and service. Our main competitors are comprised primarily of conventional construction firms, individual tradespeople (including framers, drywall installers, and interior product designers) and modular systems manufacturers. Additionally, conventional construction firms are beginning to develop customizable wall paneling and other interior construction solutions and may directly compete with our DIRTT Solutions. We also compete with commercial furniture manufacturers, such as Teknion Corporation, Haworth Inc. and Allsteel Inc., who offer a variety of prefabricated interior wall solutions. We expect competition to increase as new entrants or solutions enter the construction market.

Seasonality

The construction industry has also historically experienced seasonal slowdowns related to winter weather conditions and holiday schedules, which affect shipping and on-site installation dates, in the fourth and first quarters of each calendar year. Our business has generally followed this trend with a slight time lag, leading to stronger sales in the second half of the year versus the first half. During the fourth quarter of 2017, for example, the extreme weather conditions experienced in the United States adversely affected the timing of delivery of a number of our projects. Weather factors can influence third-party exterior construction schedules and site conditions, which may in turn affect timing of interior renovations.

Due to the fixed nature of certain of our manufacturing costs, such as our facilities leases and related indirect operating costs, periods of higher revenue volume tend to generate higher operating income. Quarters that contain consistent monthly manufacturing volumes tend to generate higher gross profit than those where manufacturing levels vary significantly from month to month.

Patent and Intellectual Property Rights

Our success depends, in part, upon our intellectual property rights relating to our products, production processes, our technology, including our ICE Software, and other operations. We rely on a combination of trade secret, nondisclosure and other contractual arrangements, as well as patent copyright and trademark laws, to protect our proprietary rights. We register our patents and trademarks as we deem appropriate and take measures to defend patents where we deem others are infringing on our patents. The following table presents the status as of June 30, 2019 of our issued and pending patents relating to various aspects of DIRTT Solutions and ICE Software:

Jurisdiction	Granted Patents	Applications Pending
Canada	61	38
United States	103	32
European Union	30	40
Singapore	13	15
Patent Cooperation Treaty	—	7

Other	25	2

Total	232	134

Our issued patents expire between 2024 and 2039. We do not believe that the expiration of any individual patent will have a material adverse effect on our business, financial condition or results of operations. As we develop new innovations and technology, we expect to file additional and supplemental patents to protect our rights in those innovations and new technology.

Sustainability and Environmental Matters

Conventional construction generates substantial waste, with approximately 40% of solid waste in the United States in 2012 coming from construction and demolition, according to a 2014 briefing by the Environmental and Energy Study Institute. Imprecise calculations or last-minute design changes may result in excess materials on the job-site, such as wiring, drywall, wood, paint and flooring, that are sometimes unable to be reused or recycled. Measuring and cutting materials on-site leads to scrap waste that generally is sent to landfills. Sustainability is an integral component of our corporate brand identity and DIRTT Solutions. DIRTT Solutions are designed for disassembly, form-fit and allow for less materials waste throughout the manufacturing process. We integrate environmentally friendly elements into our business wherever possible, including utilizing solar energy at our factories to offset the cost of electricity and the environmental impact of our operations, and utilizing materials with high recycled content in our DIRTT Solutions. We also ship DIRTT Solutions with recyclable or reusable packing and shipping materials.

The adoption of environmentally responsible building codes and standards, such as the Leadership in Energy and Environmental Design (“LEED”) rating system established by the U.S. Green Building Council, also has the potential to increase demand for products, systems and services that contribute to building sustainable spaces. Many of our DIRTT Solutions can contribute to the award of LEED credits and other green building rating systems. We are continuing to develop new products, systems and services to address market demand for products that enable construction of buildings that require fewer natural resources to build, operate and maintain. Our EnzoTM line of wall components received the Canadian Green Building Council’s Green Building Product of the Year Award in 2015 due to its ingenuity and application, particularly as a benefit to healthcare facilities. With the help of Climate Earth, in 2014 DIRTT was the first modular wall manufacturer to complete a full scope Life Cycle Assessment, resulting in 15 Environmental Product Declarations.

Government Regulations

The operation of our business is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of various manufacturing facilities, we must comply with these laws and regulations at the federal, state, provincial and local levels in both the United States and Canada. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil or criminal enforcement actions, including the assessment of monetary penalties, the imposition of investigative or remedial requirements, or the issuance of orders limiting current or future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or industrial wastes have been mismanaged or otherwise released.

While we do not believe that compliance with federal, state, provincial or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations, we cannot provide any assurances that future events, such as changes in existing laws or regulations, the promulgation of new laws or regulations, or the development or discovery of new facts or conditions related to our operations will not cause us to incur significant costs.

Legal and Regulatory Proceedings

We may be involved from time to time in various lawsuits, claims, investigations and other legal matters that arise in the ordinary course of business, including matters involving our products, intellectual property, relationships with suppliers, relationships with Distribution Partners, relationships with competitors, employees and other matters. We may, for example, be a party to various litigation matters that involve product liability, tort liability and claims under other allegations including claims from our employees either individually or collectively. We do not believe that any current claims, individually or in the aggregate, will have a material adverse effect on our financial condition, liquidity or results of operations.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted in April 2012. Certain specified reduced reporting and other regulatory requirements are available to public companies that are emerging growth companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements; and

•	reduced disclosure about our executive compensation arrangements.

We will continue to be an emerging growth company until the earliest of:

•

the last day of our fiscal year in which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1 million) or more;

•

the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933 (“Securities Act”);

•	the date on which we have, during the prior three-year period, issued more than $1 billion in non-convertible debt; or

•

the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that is held by non-affiliates (or public float) exceeds $700 million as of the last day of our second fiscal quarter in our prior fiscal year.

We have elected to take advantage of certain of the reduced disclosure obligations in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests. However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Employees

As of June 30, 2019, we had 1,150 full-time employees consisting of 784 employees in production, 116 employees in sales and marketing, 103 employees in technology and development, 81 employees in operations support, and 66 general and administrative employees. None of our employees are covered by collective bargaining agreements. We have never experienced labor-related work stoppages or strikes, and we believe we have established a positive relationship with our employees.

General Corporate Information

Our principal executive offices are located at 7303 30th Street S.E., Calgary, Alberta, and our telephone number at that address is (403) 723-5000. Additional information can be found on our website: www.dirtt.net. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this registration statement.

ITEM 1A.	RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in these “Risk Factors” as well as the other information in this registration statement, including our consolidated financial statements and the related notes and Item 2. “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common shares. The occurrence of any of the events or developments described could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common shares could decline, and you may lose all or part of your investment. Although we have discussed known material risks, the risks described are not the only ones that we may face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Industry

Our industry is highly competitive, and our success depends on our ability to continue to persuade clients to utilize our innovative and unique approach to interior construction rather than traditional interior construction methods. Our failure to compete effectively by not offering compelling products and services or by not pricing our solutions competitively could materially and adversely affect our market share, financial condition and results of operations.

We operate in a highly competitive industry that is constantly developing and changing. We compete on the basis of, among other things, price, predictability of timing and cost, speed, quality, customization, and product design. Our main competitors primarily consist of conventional construction firms, individual tradespeople (including framers, drywall installers, and interior product designers) and modular systems manufacturers. In addition, conventional construction firms are beginning to develop customizable wall paneling and other modular interior construction solutions. Our competitors may have greater financial, technical, sales, production and marketing resources, and they may develop products that achieve greater market acceptance, hire key personnel, or introduce competing or disruptive technology, all of which may reduce demand for DIRTT Solutions. In addition, we face pricing pressure on large construction projects from our competitors who take on projects at reduced prices or at a loss to ensure continuity of work. If we are unable to provide competitive pricing terms for DIRTT Solutions, our sales may be reduced. If we reduce our pricing to compete in these situations, our revenues and operating margins may decrease.

Our products are unique and offer an alternative to traditional construction techniques. Market acceptance of offsite construction methods is growing, but this still represents only a fraction of all construction methods and the overall construction market. Our ability to grow and increase market share depends, in part, on our success in continuing to increase demand for modular construction methods and products as an alternative to more traditional construction methods. While we intend to follow a strategy of continuing product development to enhance our position to the extent practicable, we cannot assure you that we will be able to maintain our current position in the industry or continue to compete successfully against current and future sources of competition. There is no guarantee that we, together with our Distribution Partners, can increase our client base or that our solutions will attain a degree of market acceptance sufficient for sustained profitable operations. Failure to compete effectively by, among other things, meeting consumer preferences, developing and marketing innovative solutions, maintaining strong client service and distribution relationships, growing market share, and expanding our solutions capabilities could have a material adverse effect on our liquidity, financial condition, or results of operations.

Additionally, the competition for highly skilled technical, research and development, management, sales and other employees is high in our industry. There can be no assurance that we will be able to attract qualified personnel or retain our current personnel. If we are unable to attract and retain appropriate executives and employees, our business, results of operations and liquidity could be materially and adversely affected.

Risks Related to Our Business

Global economic, political and social conditions and financial markets may impact our ability to do business and adversely affect our sales, costs, results of operations and cash flows.

Our industry is cyclical and highly sensitive to macroeconomic conditions. We are subject to global economic, political and social conditions that may cause an overall decline or reduction in construction and renovation due to economic downturns, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors. We face risks that may arise from financial difficulties experienced by our suppliers, Distribution Partners or clients. For example, our Distribution Partners and their clients may face financial difficulties or may become insolvent, which could result in the delay or cancellation of their plans to purchase DIRTT Solutions or lead to our inability to obtain payment of accounts receivable that they may owe. Such clients or potential clients may also be unable to obtain financing for their construction projects, including purchases of DIRTT Solutions. Our suppliers of raw materials, finished products or components may face financial difficulties or may become insolvent, which could lead to disruption in our manufacturing processes. Any general economic, political or social conditions that may contribute to financial difficulties experienced by us, our suppliers, Distribution Partners or clients may adversely affect our liquidity, financial condition and results of operations.

We depend heavily on our network of Distribution Partners for distribution and sales, and the loss or inattention of our Distribution Partners could materially and adversely affect our sales and results of operations.

We currently do not engage in many direct sales projects and rely almost exclusively on our network of Distribution Partners to promote brand awareness, sell and market DIRTT Solutions, and provide design, installation, distribution and other services to clients on each project. While we are not dependent on any single Distribution Partner, sales generated by approximately 10% of our Distribution Partners comprised approximately 60% of our total revenues for 2018. The loss of any top performing Distribution Partners, or their failure to adequately penetrate local markets, may negatively affect our sales, financial condition or results of operations. The loss of a Distribution Partner could also impair our ability to maintain a presence in a particular geographic region while we establish another Distribution Partner relationship in that region, which would require significant time and resources.

Our arrangements with our Distribution Partners are generally not exclusive, meaning that our Distribution Partners may market and sell both DIRTT Solutions and the products of our competitors. We may have multiple Distribution Partners in a geographic region depending on the size of the region. We offer our DIRTT Solutions at the same prices to our Distribution Partners, and, while we make recommendations on pricing terms to clients, our Distribution Partners may implement different pricing models that may be in excess of what clients in their territory would be willing to pay for DIRTT Solutions or that may be detrimental to other Distribution Partners who may offer different pricing terms.

We provide training and education to our Distribution Partners covering DIRTT Solutions and installation, sales, client service and experience, and maintenance of client relationships. However, our Distribution Partners may not be able to successfully sell our DIRTT Solutions or manage client experiences and relationships. Additionally, Distribution Partners may not successfully transport, deliver or install DIRTT Solutions, which could damage their relationships with clients and harm our reputation. Our ability to generate revenue in the future will depend in part on our success in maintaining effective working relationships with our Distribution Partners, choosing quality Distribution Partners, assisting our Distribution Partners to independently sell and to correctly install our DIRTT Solutions, and training our Distribution Partners to develop and maintain successful client relationships. If we are unable to maintain successful relationships with our Distribution Partners, or if our Distribution Partners are unable to maintain successful relationships with clients, our business, financial condition and results of operations could be adversely affected.

We may encounter difficulties in managing our growth and expanding our operations successfully.

Our success will depend in part on our ability to maintain and manage growth effectively. We have experienced, and may continue to experience, growth in our headcount and operations, which has placed, and may continue to place, significant demands on our management and operational and financial resources. Additionally, we expect to scale our business for sustainable, profitable growth as part of our overall business strategy. Managing growth of our operations and personnel requires continuous improvement of our internal controls and reporting systems and procedures. Failure to effectively manage growth could result in difficulty in providing current DIRTT Solutions and introducing future solutions, difficulty in securing clients and Distribution Partners, declines in quality or client satisfaction, increases in costs or other operational difficulties. Any of these difficulties could lead to loss of investor confidence and adversely affect our business performance, financial condition and results of operations.

We may be unsuccessful in designing, introducing or selling new, innovative solutions, solution features or software.

Our future success depends in part on our continuing ability to promote and demonstrate the value proposition of DIRTT Solutions, as well as our ability to develop new, innovative solutions or solution features that differentiate our solutions and achieve market acceptance in a timely and cost-effective manner. We incur significant costs associated with the investment in our research and development in furtherance of our strategy that may not result in increased revenue or demand for DIRTT Solutions and that could negatively affect our results of operations. Rapidly changing technology, evolving regulatory and industry standards, and changing consumer trends, demands and requirements require us to continuously innovate high-quality, new solutions and features. Additionally, such rapid technological changes, standards and preferences could render the complex and proprietary technology of our software and solutions obsolete. We may also be unable to successfully address these developments on a timely basis, or at all. New solutions, solution features or software may also be less successful than we anticipated, and such offerings may fail to achieve market acceptance. If we fail to respond quickly and cost-effectively to a changing market and changing consumer preferences, our competitive position, financial condition and results of operations could be materially and adversely affected.

We have experienced, and may experience in the future, quarterly fluctuations in results of operations and financial condition.

Our results of operations and financial condition may continue to fluctuate from one quarter or year to another due to a number of factors, some of which are outside of our control. Furthermore, our actual or projected results of operations may fail to match our past performance. These events could in turn cause the market price of our common shares to fluctuate. In particular, if our results of operations do not meet the expectations of securities analysts or investors, who may derive their expectations by extrapolating data from recent historical results of operations, the market price of our common shares will likely decline. Due to our high fixed manufacturing costs, quarterly volatility in sales volumes could result in periods of low operating cash flow and negatively affect our liquidity.

The construction industry has also historically experienced seasonal slowdowns related to winter weather conditions and holiday schedules in the first and fourth quarters of each calendar year. Our business has generally followed this trend with a slight time lag, leading to stronger sales in the second half of the year versus the first half. Weather conditions, such as unseasonably warm, cold or wet weather, which affect, and sometimes delay or accelerate, delivery and installation of some of our products, may significantly affect our results of operations. For example, during the fourth quarter of 2017, the extreme weather conditions experienced in the United States negatively affected the delivery of projects and our financial condition. Sales that we anticipate in one quarter may occur in another quarter, affecting both quarters’ results and potentially the trading price of our common shares. In addition, we typically ship orders within two weeks of when we receive them and maintain inventory levels to allow us to operate with little backlog. The efficiency of our inventory system, and our ability to avoid backlogs and potential loss of clients, is closely tied to our ability to accurately predict seasonal and quarterly variances. Our planned expenditures are also based primarily on sales forecasts. When sales do not meet our expectations, our results of operations will be reduced for the relevant quarters, as we will have already incurred expenses based on those expectations. Due to these risk factors, quarter-to-quarter or year-to-year comparisons of our results of operations may not be an indicator of future performance.

Turnover of our key executives, and difficulty of recruiting and retaining key employees, could have a material adverse effect on our business.

The performance of key personnel is essential to our business. Our success will depend in part on our ability to attract, develop and retain qualified key personnel as needed. We have experienced executive-level changes since 2017, which could negatively affect our ability to retain other key executives and employees. Since January 2018, two of our co-founders and our former Chief Operating Officer have left the Company. Our business has a long sales cycle, and we believe the distraction from significant management changes since 2017 has adversely affected our project bidding efforts during 2018, and therefore our 2019 sales, to a greater extent than we anticipated. While we believe that these management changes will ultimately position the Company for growth, we cannot provide any assurance that we will effectively manage these or any other management transitions. Failure to effectively manage these transitions may affect our ability to retain our new or remaining key executives and employees and could harm our business and results of operations.

Labor shortages and disruptions in our manufacturing facilities may delay or impede production and could have a material adverse effect on our financial condition, liquidity or results of operations.

Our manufacturing processes and technology development largely depend on human labor, although certain parts are automated or integrated with technology. Our distributed manufacturing approach allows us to shift production among our manufacturing facilities, although not all production can be moved. As a custom manufacturer, we do not carry finished goods inventory that can withstand a labor shortage or disruption for an extended period of time. We may therefore be affected by labor shortages or disruptions, particularly in the United States. Both our profitability and our ability to scale could be adversely affected if we encounter difficulty in attracting and retaining qualified personnel. If we are unable to continue to attract and retain qualified personnel, or if we experience any labor shortages or disruptions, we could incur higher recruiting expenses or a loss of manufacturing capabilities, all of which would adversely affect our business and financial condition.

We may be exposed to product liability and warranty claims on DIRTT Solutions, which if successfully asserted, could have a material adverse effect on our financial condition, liquidity or results of operations.

Our DIRTT Solutions are generally backed by warranties, some of which are up to ten years. We may, from time to time, be involved in product liability and product warranty claims relating to DIRTT Solutions that could adversely affect our financial condition, results of operations, and cash flows. For example, we incurred increased manufacturing costs in 2018 in the amount of $3.5 million due to rework and increases to provisions required in connection with deficiencies in certain of our tile solutions. Although we maintain warranty reserves in an amount based primarily on production, historical and anticipated warranty claims, future warranty claims may exceed this amount resulting in a need to increase the reserve. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could also result in clients rejecting our products and damage to our reputation, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

We have also on occasion found flaws and deficiencies in the design, manufacturing, assembling, labeling, product formulations or testing of DIRTT Solutions. DIRTT Timber is occasionally integrated as structural components in projects. Some flaws and deficiencies have not been apparent until after the solutions were installed. If any flaws or deficiencies exist in our products and if such flaws or deficiencies are not discovered and corrected before DIRTT Solutions are installed or otherwise incorporated into the structures, damages could result, including collapse, fire, personal injury or death.

In addition, we may be exposed to potential claims arising from the conduct of general contractors and their sub-contractors. Errors in the installation of DIRTT Solutions, even if the products are free of flaws and deficiencies, could also cause personal injury or death. To the extent that such damage or injury is not covered by our product liability insurance and we are held to be liable, we could be required to correct such damage and to compensate persons who might have suffered injury or death, and our reputation, business and financial condition could be materially and adversely affected. Additionally, we may incur additional costs to refund clients or repair or recall DIRTT Solutions, including costs to remedy the affected structures. Any such claims, if asserted, could require us to expend material time and efforts defending or resolving the claim and may materially and adversely affect our business, results of operations and financial condition. We may not be able to maintain insurance on acceptable terms that provide adequate protection against potential liabilities. Product liability claims can be expensive to defend, could divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome, and could result in negative publicity. Increased costs to address product warranty claims or to defend against product liability claims may result in increased expenses and adversely affect our financial condition and results of operations.

Our software and products may have design defects, deficiencies, or risks, and we may incur additional costs to fix any defects, deficiencies or risks.

Our software and solutions are complex and must meet the technical requirements of our clients. Our solutions may contain undetected errors or design and manufacturing defects, and our software may experience quality or reliability problems, or contain bugs or other defects. Software defects may also cause errors in our manufacturing or miscalculations in ordering pricing and could lead us to incur losses. Product or software defects could cause us to incur warranty costs, product liability costs, and repair and remediation costs. Although we maintain commercial general liability and errors and omissions liability insurance, such insurance coverage may not be sufficient to protect us against substantial claims.

Our former co-founders may engage in competitive behavior against us.

On September 10, 2018, our co-founder and former Executive Chairman and Chief Executive Officer, Mogens Smed, left the Company. In connection with his departure, Mr. Smed entered into a settlement agreement (the “Settlement Agreement”) with the Company that provided, among other things, for the continued adherence to the non-compete and non-solicit obligations of his employment agreement. We believe that Mr. Smed has started, or has otherwise acquired an ownership interest in, an offsite construction and manufacturing company. We also believe that some of our former employees have departed to join this new company, including our former Vice President of Software Development. Mr. Smed has in-depth knowledge about our business, such as our customers, employees, Distribution Partners, consultants, products, policies, practices and prospects, and we may be adversely affected by increased competition with any business in which he becomes involved. Mr. Smed may solicit our current and former employees, Distribution Partners and customers or otherwise engage in competitive behavior. On May 9, 2019, we filed a lawsuit in the Court of Queen’s Bench of Alberta against Mr. Smed and our former Vice President of Software Development, Barrie Loberg, to enforce the terms of the Settlement Agreement and their respective obligations, including non-compete and non-solicit provisions, and they have denied liability and counterclaimed asserting rights to further compensation and damages for defamation. There can be no assurance that we will be successful on our claims or on our defense of their claims, although we believe their claims, if successful, are not material to the Company. If Mr. Smed should engage in a competitive business against us or if we are not successful in enforcing the Settlement Agreement, our business, financial condition and results of operations may be adversely affected.

We may be unable to protect our intellectual property adequately from infringement by third parties, and we may also be subject to claims that we infringe on intellectual property rights of others.

We expend considerable efforts to protect our intellectual property and to operate without infringing on the intellectual property rights of others. We rely on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. There can be no assurance that our various patents, copyrights or trademarks will offer sufficient protection and prevent misappropriation of our proprietary rights. Additionally, our software copyright and other protections might not be adequate to protect our software and application code. We also may not be granted patents, copyrights or trademarks on our pending or proposed applications, and granted applications may be challenged, invalidated or circumvented in the future.

We will not be able to protect our intellectual property, trade secrets, or other proprietary information if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Additionally, we may be required to spend significant resources to monitor and protect our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our applications and use information that we regard as proprietary to create products or services that compete with ours. We enforce our intellectual property rights where appropriate, but the cost of doing so may be substantial and could outweigh the potential benefits, and we may be unsuccessful in our enforcement efforts. Failure to protect or maintain the proprietary nature of our intellectual property could adversely affect our ability to sell original products and materially and adversely affect our business, financial condition and results of operations.

Additionally, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property in technology areas relating to our technology, including ICE Software, manufacturing processes, and DIRTT Solutions. Although we do not believe that our software or DIRTT Solutions infringe on the proprietary rights of any third parties, claims are bound to arise regarding infringement or invalidity claims (or claims for indemnification resulting from infringement claims). Such assertions or prosecutions, regardless of their merit, may subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain of our products, subject us to injunctions restricting our sale of products, cause severe disruptions to our operations or the marketplaces in which we compete, or require us to satisfy indemnification commitments with our clients, including contractual provisions under various license arrangements. A damages award against us could include an award of royalties or lost profits and, if the court finds willful infringement, treble damages and attorneys’ fees. This may cause us to expend significant costs and resources, and could adversely affect our business, financial condition or results of operations.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our reputation and profitability could be negatively affected.

In the ordinary course of our business, we generate, collect and store confidential and proprietary information, including intellectual property and business information. While we do not generally collect information from clients and Distribution Partners, we may obtain certain of their information from time to time during the ordinary course of business. The secure storage, maintenance, and transmission of and access to this information is important to our operations and reputation. Various third parties, including computer hackers, who are continually becoming more aggressive and sophisticated, may attempt to penetrate our network security and, if successful, misappropriate confidential client, Distribution Partner, employee or supplier information. In addition, one of our Distribution Partners, employees, or other third parties with whom we do business may attempt to circumvent our security measures in order to obtain such information or may inadvertently cause a breach involving such information. There is no guarantee that our security systems, processes or procedures are adequate to safeguard against all data security breaches, misuse of data, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information of a client, Distribution Partner, employee, supplier or Company information could result in financial losses, exposure to litigation risks and liability (including regulatory liability), damages to our reputation, and disruptions in our operations, all of which would have a material adverse effect on our business, financial condition and results of operations.

The regulatory environment related to information security, data collection and use, and privacy is increasingly rigorous, with new and frequently changing requirements, and compliance with those requirements could result in additional costs. These costs associated with information security, such as increased investment in technology, the costs of compliance with privacy laws, and costs incurred to prevent or remediate information security breaches, could be substantial and adversely affect our business. A significant compromise of sensitive employee, Distribution Partner, client or supplier data in our possession could result in legal damages and regulatory penalties. In addition, the costs of defending such actions or remediating breaches could be material.

Damage to our information technology and software systems could impair our ability to effectively provide DIRTT Solutions, harm our reputation, and adversely affect our business.

Our information technology and software networks and systems, which include the processing, transmission and storage of information, are integrated with our manufacturing processes and essential to our business operations. These systems are vulnerable to, among other things, damage or interruption from power outages, network failures or natural disasters, loss or corruption of data, human error, employee misconduct and difficulties associated with upgrades, installations of major software or hardware, and integration with new systems. While we maintain retention backups to geo-diverse digital and physical locations and have a recovery data center, the data center and other protective measures we take could prove to be inadequate. Any disruption in our systems or unauthorized disclosure of information could result in delayed manufacturing and delivery of our DIRTT Solutions, legal claims, a loss of intellectual property and a disruption in operations, all of which could adversely affect our reputation, relationships with clients, financial condition and results of operations.

We are subject to fluctuations in the prices of our commodities, including raw materials, which could adversely affect our financial condition and results of operations.

We experience fluctuations in the cost of our raw materials, including aluminum, glass and wood. A variety of factors over which we have no control, such as global demand for aluminum, fluctuations in transportation costs, speculation in commodities futures, changes in laws or regulations, and the creation of new materials or products based on new technologies may affect the purchase and transportation costs and availability of raw materials that we use to manufacture DIRTT Solutions. These factors may also magnify the effect of economic cycles on our business. In addition, we do not typically enter into long-term agreements with vendors and may be exposed to short-term and long-term price fluctuations as a result.

Aluminum represents the largest component of our raw materials consumption. Substantial, prolonged upward trends in aluminum prices could significantly increase the cost of our aluminum needs and have an adverse effect on our financial condition and results of operations. We have experienced fluctuations in the price of aluminum and anticipate that these fluctuations will continue in the future. In 2018, the U.S. government imposed tariffs on steel and aluminum and limited the amounts of steel and aluminum coming into the United States based on the countries of origin of those imports. In 2018, we sourced the majority of our aluminum from North America and sourced under 10% of our raw materials from outside North America. Nonetheless, tariffs and import limitations may increase the prices we pay for aluminum. Increases in the price that we pay for our commodities, including raw materials, could adversely affect our liquidity, operating margins, and financial condition.

We rely on a limited number of outside suppliers for certain key components and materials, and failure or delay in obtaining the necessary components or materials could delay or prevent the manufacturing or distribution of our DIRTT Solutions.

We rely on certain key suppliers for raw materials and components, including aluminum, glass and wood. We maintain multiple suppliers for key materials, although two suppliers account for approximately 32% and 30% of our aluminum supply. While we believe there are other vendors for most of our key requirements, certain materials meeting our quality standards are available only through a limited number of vendors. If we are required to obtain another source for these materials or components, we may not be able to obtain pricing on as favorable terms or on terms comparable to our competitors. Any failure or delay in obtaining the necessary raw materials in the quantities and quality required may result in increased costs and delays in manufacturing or distributing our products, which could have a material adverse effect on our liquidity, financial condition, or results of operations. A vendor may also choose, subject to existing contracts, to modify its relationship with us due to general economic concerns or specific concerns relating to that vendor or us, at any time. These modifications might include additional requirements from our suppliers that we provide them additional security in the form of prepayments or with letters of credit. Any significant change in the terms that we have with our key suppliers could materially and adversely affect our liquidity, financial condition, or results of operations.

Our current manufacturing facilities may reach capacity, and we may have difficulty procuring adequate manufacturing space to meet our needs.

We have manufacturing facilities in Calgary, Alberta; Phoenix, Arizona; and Savannah, Georgia. Our wall tiles, millwork and timber solutions are manufactured in Calgary, while aluminum, glass and power components are manufactured in all three locations. We may be constrained by physical capacity in our facilities. While we may address increased short-term demands through the addition of production shifts in our manufacturing facilities, we will need to expand our current manufacturing capabilities and add or expand facilities within the next two to three years. For example, we are in the process of identifying a site for construction of a new tile and millwork manufacturing facility in order to further support our anticipated growth. If we are unable to timely meet increased demands, we could experience delays in production and shipments of product due to both the loss of inventory and materials storage and production capacity, which would materially and adversely affect our financial condition and results of operations.

We may incur significant costs complying with environmental, health and safety laws and related claims, and failure to comply with these laws and regulations could expose us to significant liabilities, which could materially adversely affect our results of operations.

We are subject to laws, regulations, and other requirements with respect to workers’ health and safety and environmental matters in the United States, Canada and other countries in which we operate. The costs of compliance with such laws and regulations could adversely affect our liquidity, financial condition, or results of operations. Environmental laws and regulations impose, among other things, restrictions, liabilities and obligations in connection with the production, processing, preparation, handling, storage, transportation, disposal and management of wastes and other substances, and the prevention and remediation of environmental effects. More stringent laws and regulations relating to climate change and emission of greenhouse gases may be adopted in the future and could impact our facilities, raw material suppliers, the transportation and distribution of our solutions, and our clients, which could reduce demand for our solutions or cause us to incur additional operating costs. Health and safety laws and regulations impose, among other things, requirements designed to ensure the protection of workers. In addition, we are required to obtain numerous governmental permits in order to operate our facilities and in connection with the design, development, manufacture and transport of our products and the storage, use, handling and disposal of hazardous substances, including environmental, health and safety laws, regulations and permits governing air emissions. If we fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines, and our operations could be curtailed, suspended or shutdown and our reputation, ability to attract employees, and success of our operations could be adversely affected. In addition, certain foreign laws and regulations may affect our ability to export products outside of or import into the United States or Canada. Although we handle minimal quantities of hazardous substances, existing environmental, health and safety laws and regulations apply to our operations, new laws and regulations could be adopted or become applicable to us or our products, and future changes in environmental, health and safety laws and regulations could occur. These factors may materially increase the amount we must invest to bring our processes into compliance with legal requirements and impose additional expenses on our operations.

Private lawsuits, including claims for remediation of contamination, personal injury or property damage, or actions by regional, national, state and local regulatory agencies, including enforcement or cost-recovery actions, may materially increase our costs. Certain environmental laws make us potentially liable on a joint and several basis for the remediation of contamination at or emanating from properties or facilities that we currently or formerly owned or operated or properties to which we arranged for the disposal of hazardous substances. Such liability may require us to pay more than our proportionate share based on our contribution to the amount or type of waste we dispose, and could require us to address contamination caused by others. Any changes in these laws or regulations or changes in our manufacturing processes may require us to request changes to our existing permits or obtain new permits. Any requests to change our existing permits or obtain new permits may be delayed or denied and may require us to modify our manufacturing processes, which could be costly and time consuming and could adversely affect our business and results of operations.

We may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. A delay in obtaining any required environmental regulatory approvals or failure to obtain and comply with them could materially adversely affect our business and results of operations.

We are exposed to currency exchange, tax rate and other fluctuations that may result from general economic conditions and changes in laws.

Our revenues and expenses are collected and paid in different currencies, including the U.S. dollar and Canadian dollar. Fluctuations in the value of any such currency expose us to foreign exchange risk and could have a material and adverse effect on our cash flows, revenues and results of operations. We also have currency exchange exposure to the extent of a mismatch between foreign-currency denominated revenues and expenditures – in particular, where U.S. dollar revenues do not equal U.S. dollar expenditures. We are not currently using exchange rate derivatives to manage currency exchange rate risks. There are currently no significant restrictions on the repatriation of capital and distribution of earnings to foreign entities from any of the jurisdictions in which we operate. There can be no assurance that such restrictions will not be imposed in the future.

Compliance with new or amended tax laws and regulations could have a material adverse effect on our business. We operate in multiple tax jurisdictions, including the United States and Canada, and may therefore be subject to the tax laws and regulations of such jurisdiction. For instance, the U.S. 2017 Tax Cuts and Jobs Act was enacted on December 22, 2017, and significantly affected U.S. tax law; it also affected our business and financial condition because approximately 85% of our revenue is derived from U.S. projects. We base our tax position, including allocation of income to various jurisdictions, upon our understanding of the tax laws of and the applicable tax treaties in the various countries in which we have assets or conduct business activities. However, our tax positions are subject to review and possible challenges by taxing authorities, including review of our allocation of income as between entities, transfer pricing and other complex issues. This includes adverse changes to the manner in which Canada, the United States and other countries tax local and foreign corporations and interpret or change their tax laws and applicable tax treaties. We cannot determine in advance the extent to which such jurisdictions may assess additional taxes or interest and penalties on such taxes. In addition, our effective tax rate may be increased by changes in the valuation of deferred tax assets and liabilities, our cash management strategies, local tax rates, or interpretations of tax laws.

We may be subject to legal and regulatory proceedings for a variety of claims, which could subject us to significant costs and judgments and divert management’s attention from our business.

From time to time we may become involved in litigation for a variety of claims relating to our operations, solutions, contracts, relationships or other circumstances, or may become involved in regulatory proceedings. We may also be subject to claims arising from personal injuries or workers’ compensation occurring on our properties, including our manufacturing facilities. We are not currently party to any material litigation or regulatory proceedings against us. The defense of litigation, including fees of legal counsel, expert witnesses and related costs, is expensive and difficult to forecast accurately. In general, such costs are unrecoverable even if we ultimately prevail in litigation and could represent a significant use of our capital resources. To defend lawsuits, it is also necessary for us to divert the attention and resources of officers and other employees from their normal business functions to gather evidence, give testimony and otherwise support litigation efforts.

The outcome of any litigation, regardless of its merits, is inherently uncertain. Given the inherent uncertainties in evaluating certain exposures, actual costs to be incurred in future periods may vary from our estimates for such contingent liabilities. There can be no assurance that we will be able to continue to successfully avoid, manage and defend such matters. If we are unsuccessful in defending any litigation or claims, we could face material judgments or awards against us, which could adversely affect our reputation, business, financial condition, and results of operations.

We may be subject to increased counterparty credit risk resulting from, among other things, an increase in the number of Distribution Partners and clients.

Continued growth of our Distribution Partner network and client base increases our exposure to credit risk related to amounts due from our Distribution Partners and their clients. Our Distribution Partners purchase DIRTT Solutions from us directly. We routinely monitor the financial condition of our Distribution Partners and their clients, and review the credit history of our new Distribution Partners and their clients, to establish credit limits. While we establish an allowance for doubtful accounts that corresponds to our estimate of the credit risk of our Distribution Partners and their clients based on historical trends and economic circumstances, there can be no assurances that our estimates and assumptions regarding allowance for doubtful accounts will prove to be accurate. We could realize additional losses if Distribution Partners or their clients default on their outstanding balance beyond our allowance for doubtful accounts, which would adversely affect our liquidity, financial condition and results of operation.

We may have future capital needs and may not be able to obtain additional capital or financing on acceptable terms.

We plan to continually invest in business growth and may require additional funds to respond to business opportunities. Such investments may relate to expanding sales and marketing activities; developing our Distribution Partner network; developing new software, products or features; enhancing our operating infrastructure; acquiring complementary businesses and technologies; expanding our manufacturing capacity; or investing in innovation and operational capacity ahead of anticipated growth, including commencing factory automation. To the extent that our existing capital is insufficient to meet our requirements, we may need to undertake equity or debt financings to secure additional funds. Further issuances of equity or convertible debt securities may result in significant share dilution. Additional new equity securities issued could have rights, preferences and privileges superior to those of currently issued and outstanding common shares.

Additional debt financings may involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot provide any assurance that sufficient debt or equity financing will be available for necessary or desirable expenditures or acquisitions, or to cover losses, and accordingly, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our liquidity could be materially and adversely affected.

The agreements that govern our indebtedness contain a number of covenants that impose significant operating and financial restrictions, including restrictions on our ability to engage in activities that may be in our best long-term interests.

On October 21, 2013, we entered into an Amended and Restated Loan Agreement (as amended, the “Comerica Credit Facility”) with Comerica Bank, as subsequently amended, pursuant to which we had access to a $18.0 million revolving operating facility. The Comerica Credit Facility included customary covenants, and as of June 30, 2019, we were in compliance with all covenants. The Comerica Credit Facility expired on June 30, 2019, and we had no borrowings outstanding at that time.

On July 19, 2019, we entered into a C$50 million senior secured revolving credit facility with the Royal Bank of Canada (the “RBC Credit Facility”), of which only C$40 million is available until certain post-closing conditions are met. The RBC Credit Facility includes covenants that, among other things, impose significant operating and financial restrictions, including restrictions on our ability to engage in activities that may be in our best long-term interests. These covenants may restrict our ability to (i) make certain acquisitions or dispose of our property; (ii) consolidate, amalgamate, merge, or otherwise permit a material change in our corporate or capital structure; (iii) incur additional debt, other than permitted debt; (iv) permit encumbrances on certain assets to secure debt; and (v) pay dividends on or make other distributions in respect of our common shares or redeem, repurchase or retire our common shares or subordinated debt or make certain other restricted payments.

We are also required to maintain specified financial ratios. Our ability to meet these ratios could be affected by events beyond our control, and we cannot assure you that we will meet them. A breach of any of the restrictive covenants or ratios may result in an event of default, or may limit our ability to borrow, under the RBC Credit Facility. If any such default occurs, the lender under the RBC Credit Facility may be able to elect to declare all outstanding borrowings, together with accrued and unpaid interest and other fees, to be immediately due and payable, or enforce their security interest. The lender may also have the right in these circumstances to terminate commitments to provide further borrowings.

We have experienced a history of losses, and despite certain periods of profitability in recent years, we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred significant losses since commencing business, but have been profitable in four of the past five years. Recently, we incurred net losses of $7.7 million for the year ended December 31, 2017. At June 30, 2019, we had an accumulated deficit of $44.2 million. These losses and accumulated deficits were due in part to the substantial investments made to grow our business and acquire clients, to further develop our service offerings through product and software development, and to ensure that we have sufficient production capacity and capability to deliver on our commitment of rapid delivery times. Our revenue growth and recent profitability may not be indicative of our future performance and there can be no assurance that we will generate net income in the future.

We may not have insurance adequate in amount or coverage to protect us from all claims that may arise in connection with our business and operations.

While we currently maintain insurance of the types and amounts we consider consistent with industry practice, including directors and officers, errors and omissions, property, and general liability insurance, we may not be fully insured against all risks incident to our business. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms or at commercially reasonable rates. There can also be no assurance that the amounts for which we are insured, or the proceeds of such insurance, will fully compensate us for any losses. In addition, the insurance coverage obtained with respect to our business and facilities will be subject to limits and exclusions or limitations on coverage that are considered by management to be reasonable, given the cost of procuring insurance and current operating conditions. If a significant event occurs that is not fully insured, it could adversely affect our financial condition and results of operations.

We may engage in future mergers, acquisitions, agreements, consolidations or other corporate transactions that could disrupt and harm our business, financial condition, and results of operations.

While we have no specific plans to acquire any businesses, we may, in the future, seek to expand our business and capabilities through acquiring compatible technology, products or businesses. Additionally, we may explore other corporate transactions, including mergers, agreements, consolidations, or joint ventures, that we believe may be beneficial to our business or further specific business goals. Acquisitions involve certain risks and uncertainties, including, among other things, (i) difficulty integrating the newly acquired businesses and operations in an efficient and cost-effective manner; (ii) inability to maintain relationships with key clients, vendors and other business partners of the acquired businesses; (iii) potential loss of key employees of the acquired businesses; and (iv) exposure to litigation or other claims in connection with our assumption of certain claims and liabilities of the acquired businesses. The occurrence of any of these risks could adversely affect our business, results of operations, and financial condition.

To the extent we are successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through issuing common shares, securities convertible into common shares, debt financing, or a combination thereof. In such cases, issuing common shares or convertible securities could result in dilution to our shareholders at the time of such issuance or conversion. We may also pursue issuing debt to finance acquisitions, which may result in, among other things, the encumbrance of certain of our assets, impediment of our ability to obtain bank financing, and a decrease in our liquidity.

Risks Related to Our Common Shares

Our share price has been and may continue to be volatile, which could cause the value of your investment to decline.

Our common shares are currently listed on the TSX and have been quoted on the OTC Markets Group’s Pink tier under the symbol “DRTTF.” Upon effectiveness of this registration statement, our common shares will also be traded on Nasdaq. The price of our common shares may fluctuate widely, depending upon a number of factors, many of which are beyond our control and may adversely affect the market price of our common shares. These factors include: (i) variations in quarterly results of operations; (ii) deviations in our earnings from publicly disclosed forward-looking guidance; (iii) changes in earnings estimates by analysts; (iv) our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures; (v) general conditions in the offsite construction and manufacturing industries; (vi) sales of our common shares by our significant shareholders; (vii) fluctuations in stock market price and volume; and (viii) other general economic conditions.

In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation may be brought against that company. If our share price is volatile, we may become the target of securities litigation in both the United States and Canada. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, financial condition and results of operations.

The requirements of being a public company in the United States and Canada and maintaining a dual listing on both Nasdaq and the TSX, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and applicable securities laws of Canada, may strain our resources, increase our costs, and distract management.

As a public company in the United States, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of Nasdaq, with which we are not required to comply as a public company in Canada listed on the TSX. Specifically, we may incur significant additional accounting, legal, reporting and other expenses in order to maintain a dual listing on both Nasdaq and the TSX, including the costs of listing on two exchanges. Complying with these statutes, regulations and requirements, as well as any applicable securities laws of Canada, will occupy a significant amount of time of our Board of Directors (the “Board”) and management and will significantly increase our costs and expenses. Among other things, we will need to institute a more comprehensive compliance function, comply with rules promulgated by Nasdaq, establish or revise internal policies, and involve and retain outside counsel and accountants to a greater degree. We will also need to prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws, in addition to applicable securities laws of Canada.

Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which could then result in additional compliance costs and affect the manner in which we operate our business. Moreover, any new regulations or disclosure obligations may increase our legal and financial compliance costs and may make some activities more time-consuming and costly.

Furthermore, while we generally must comply with Section 404 of Sarbanes-Oxley for our fiscal year ending December 31, 2019, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of the Exchange Act. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company in the United States subject to these rules and regulations may make it more difficult and more expensive for us to obtain additional director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to some other public companies, and such reduced disclosures requirement may make our Common Shares less attractive.

As an “emerging growth company” as defined in the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC.

For so long as we remain an “emerging growth company,” we will not be required to, among other things:

•	have an auditor report on our internal control over financial reporting pursuant to Sarbanes-Oxley;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about our audit and our financial statements; and

•	include detailed compensation discussion and analysis in our filings under the Exchange Act and instead may provide a reduced level of disclosure concerning executive compensation.

Because of these exemptions, some investors may find our common shares less attractive, which may result in a less active trading market for our common shares, and our share price may be more volatile.

We historically have not paid dividends on our common shares.

We have not declared or paid any dividends on common shares to date. The declaration and payment of dividends is at the discretion of the Board, taking into account our earnings, capital requirements and financial condition, restrictions on our ability to pay dividends under our Credit Facility, and such other factors as the Board considers relevant. Our Credit Facility limits our ability to pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital shares exceeding more than $1.0 million in the aggregate.

We are governed by the corporate laws of Alberta, Canada which in some cases have a different effect on shareholders than the corporate laws of the United States.

Immediately prior to the completion of this registration, we will be governed by the ABCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the ABCA and Delaware General Corporation Law (the “DGCL”), that may have the greatest such effect include, but are not limited to, the following: (i) for certain extraordinary corporate transactions (such as amalgamations or amendments to our articles) the ABCA generally requires the voting threshold to be a special resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution whereas DGCL generally only requires a majority vote; and (ii) under the ABCA, registered holders or beneficial owners (as defined in the ABCA) of not less than 5% of our common shares in aggregate can requisition our directors to call a special meeting of shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws. For additional information, please see Item 11. “Description of Securities to be Registered.”

Because we are a corporation incorporated in Alberta and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation amalgamated and existing under the laws of Alberta with our principal place of business in Calgary, Alberta, Canada. Some of our directors and officers are residents of Canada and a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of federal, provincial or territorial securities laws.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our common shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We could be treated as a “passive foreign investment company” for U.S. federal income tax purposes under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. Holders of our common shares.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if 75% or more of its gross income for any taxable year consists of passive income or 50% or more of the average value of its assets produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. However, because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are or have been a PFIC in any taxable year, a U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations for U.S. Holders—U.S. Holder Defined”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our common shares and on the receipt of distributions on our common shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our common shares. Please see “Certain United States Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations” for a more detailed discussion of the U.S. federal income tax consequences to U.S. Holders if we are treated as a PFIC.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following table sets forth selected historical consolidated financial information for each of the periods indicated. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the accompanying consolidated financial statements and related notes included in this registration statement. The selected historical financial information indicated for the years ended December 31, 2018, 2017, and 2016 and as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements prepared in conformity with GAAP included elsewhere in this registration statement. The selected historical financial information indicated for the three and six months ended June 30, 2019 and 2018 and as of June 30, 2019 have been derived from our unaudited interim condensed consolidated financial statements prepared in conformity with GAAP included elsewhere in this registration statement. Historical results set forth in the following table and elsewhere in this registration statement are not necessarily indicative of future performance.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2019	2018	2018	2017	2016
	($ in thousands, except per share data)
Revenue
Product Revenue	$61,273	$60,552	$125,113	$121,658	$266,434	$216,216	$196,482
Service Revenue	2,818	1,928	4,039	4,670	8,247	10,323	4,882

Total Revenue	64,091	62,480	129,152	126,328	274,681	226,539	201,364

Cost of Sales
Product Cost of Sales	37,102	37,809	77,170	73,739	161,844	131,326	117,600
Service Cost of Sales	2,568	1,340	3,957	3,284	5,828	9,724	4,620

Total Cost of Sales	39,670	39,149	81,127	77,023	167,672	141,050	122,220

Gross Profit	24,421	23,331	48,025	49,305	107,009	85,489	79,144
Total Operating Expenses(1)(2)	19,660	22,151	48,029	44,263	101,315	91,990	72,114

Operating Income (Loss)	4,761	1,180	(4)	5,042	5,694	(6,501)	7,030
Foreign Exchange (Gain) Loss	441	(469)	960	(1,205)	(3,214)	665	433
Interest Income	(38)	(112)	(92)	(226)	(425)	(399)	(457)
Interest Expense	25	99	74	203	503	500	213

Net Income (Loss) Before Tax	4,333	1,662	(946)	6,270	8,830	(7,267)	6,841

Income Taxes	1,722	892	1,708	2,430	3,280	458	2,942

Net Income (Loss)	$2,611	$770	$(2,654)	$3,840	$5,550	$(7,725)	$3,899

Income (Loss) Per Share
Basic	$0.03	$0.01	$(0.03)	$0.05	$0.07	$(0.09)	$0.05
Diluted	$0.03	$0.01	$(0.03)	$0.05	$0.07	$(0.09)	$0.05

(1)

In 2018 and 2017, we incurred $7.4 million and $1.1 million in reorganization expenses, respectively. In the second quarter of 2019 and 2018, we recorded a $1.7 million recovery of stock-based compensation, and a $0.6 million stock-based compensation expense, respectively. In the first quarter of 2019 and 2018, we incurred $6.4 million and $0.6 million of stock-based compensation expenses, respectively, and $2.6 million and $1.6 million in reorganization expenses, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for more information.

(2)	In 2018, we incurred $8.7 million in impairment expenses. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations – Results of Operations” for more information.

	As of June 30,	As of December 31,
	2019	2018	2017
	($ in thousands)
Balance Sheet
Cash and Cash Equivalents	$58,736	$53,412	$63,484
Total Assets	$185,229	$175,911	$174,438
Total Liabilities	$61,410	$52,397	$47,919

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist in the understanding of trends and significant changes in our results of operations and financial condition for the periods presented. This section should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2018, 2017 and 2016 and our unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2019 and 2018 included in this registration statement.

Operating Highlights

•

Revenue increased by 3% to $64.1 million for the three months ended June 30, 2019 compared to $62.5 million for the three months ended June 30, 2018. Revenue increased by 2% to $129.2 million for the six months ended June 30, 2019, compared to $126.3 million for the six months ended June 30, 2018. Revenue increased due to higher product and associated transportation sales, and an increase in installation activity in the second quarter of 2019. Additionally, the first quarter of 2018 included an estimated $4.0 million to $7.0 million of revenue (3% to 6% of year-to-date 2018 revenue) related to projects that were delayed by hurricanes in the fourth quarter of 2017 and delivered in the first quarter of 2018.

•

Gross profit margin increased to 38.1% for the three months ended June 30, 2019 compared to 37.3% for the three months ended June 30, 2018. Gross profit margin decreased to 37.2% for the six months ended June 30, 2019, compared to 39.0% for the six months ended June 30, 2018. Costs related to the tile warping issue, as discussed below, headcount additions added throughout 2018 in anticipation of higher production volumes, and decreased margins on installation services were partially offset by improvements in product and transportation gross margins due to sales mix and the realization of operational efficiencies. We have identified and are implementing what we believe is a permanent solution for the tile warping issue; see “—Outlook” for more information.

•

Operating expenses decreased 11% to $19.7 million for the three months ended June 30, 2019 compared to $22.1 million for the three months ended June 30, 2018, in part due to a $1.7 million recovery of stock-based compensation expense and a $0.8 million decrease in reorganization costs. These and other cost decreases were partially offset by $1.3 million of consulting costs incurred for our sales and marketing evaluation (the “Sales & Marketing Plan”), and $0.4 million of costs associated with the intended listing of our common shares on the Nasdaq stock exchange (the “U.S. Listing”).

•

Operating expenses increased by $3.8 million or 9% to $48.0 million for the six months ended June 30, 2019, from $44.3 million for the six months ended June 30, 2018. This increase was due to a $3.7 million increase in stock-based compensation expense, $1.3 million of costs incurred for the Sales & Marketing Plan, a $1.1 million reduction in capitalization of internally generated intangible assets, $1.1 million of costs associated with the U.S. Listing, and a $0.2 million increase in reorganization costs. These items were partially offset by reductions in non-revenue generating expenditures.

•

Net income increased to $2.6 million ($0.03 per share) for the three months ended June 30, 2019 from $0.8 million ($0.01 per share) for the three months ended June 30, 2018. Net loss was $2.7 million ($0.03 loss per share) for the six months ended June 30, 2019, compared to net income of $3.8 million ($0.05 per share) for the six months ended June 30, 2018. Net income (loss) for both periods was affected primarily by the increases in gross profit, higher operating expenses, and the impacts of a $1.7 million recovery of stock based compensation expense and a $6.4 million expense recorded to account for the fair value of stock-based compensation for the three and six months ended June 30, 2019, respectively.

•

Adjusted EBITDA decreased 15% to $5.6 million (8.7% of revenue) for the three months ended June 30, 2019 from $6.6 million (10.6% of revenue) for the three months ended June 30, 2018. Adjusted EBITDA decreased 26% to $12.6 million (9.7% of revenue) for the six months ended June 30, 2019 from $17.0 million (13.5% of revenue) for the six months ended June 30, 2018. Adjusted EBITDA decreased due to the inclusion of costs of the U.S. Listing and Sales & Marketing Plan in operating expenses and foreign exchange losses.

•

Working capital decreased to $66.5 million at June 30, 2019, from $69.8 million at December 31, 2018, as a result of the repayment in the first quarter of $5.6 million of long-term debt (of which the long-term portion was $3.1 million), $3.4 million payment for stock options surrendered for cash in addition to a $2.8 million increase in the current liability for cash-settled stock options, and the addition of $4.7 million of current portion of lease liabilities;

•

Cash and cash equivalents increased to $58.7 million at June 30, 2019 from $53.4 million at December 31, 2018. Cash increases reflect $13.9 million of cash generated by operating activities, offset by $5.2 million of capital expenditures and $5.5 million used in financing activities, which includes the $5.6 million repayment of long-term debt. With current cash on hand, expected ongoing cashflow from operations, and available borrowings, we believe we have the financial capacity to support anticipated future growth.

Outlook

We continued to execute our plan to transform the Company into a scalable growth platform that will drive market penetration and improve project delivery and related profitability. Since we have a robust and proven product suite already in place, including our ICE Software platform, our plan focuses on three major initiatives, all of which are underway and ongoing:

•	developing and implementing an efficient and effective sales and marketing approach to drive profitable growth in market segments where our value proposition resonates;

•

increasing operational effectiveness within our manufacturing facilities, with a focus on improved safety, quality control, capacity management, metric-based process improvements, and strategic sourcing; and

•

enhancing ongoing corporate cost control measures, accountabilities and processes including department level budgeting, monthly management reporting and forecasting, and talent development initiatives.

In April 2019, we engaged an internationally recognized consulting firm to evaluate our current sales and marketing approach and assist in the development of a Sales & Marketing Plan to increase profitability and accelerate future growth. Evaluation of the Sales & Marketing Plan and related implementation steps are currently underway and will be synthesized into an overall strategic plan that is expected to be presented to the investment community during the fourth quarter of 2019. At June 30, 2019, we had incurred $1.3 million of the total estimated $2.0 million cost of this engagement.

We concluded our search for a Chief Commercial Officer, a role that was created for the purpose of leading the sales and marketing transformation to drive aggressive growth. Our new Chief Commercial Officer, Jennifer Warawa, starts in this role effective September 16, 2019. In addition, we have appointed a national account director, promoted internally, to improve our approach to selling to clients with national footprints. We are currently enhancing and expanding our Green Learning Center (“GLC”) in New York City, expected to be completed in the fourth quarter of 2019 and designing a GLC in Seattle, with openings expected to be open in the fourth quarter of 2019 and the first quarter of 2020, respectively. In addition to these sales and marketing additions and enhancements, we have promoted Mark Greffen to Chief Technology Officer in recognition of his responsibilities to continue driving innovation and development of ICE Software and related digital platforms.

Our operational effectiveness improvements are driven by the fundamental goals of achieving 99% on time delivery with zero deficiencies, in a safe and cost-effective manner. During the second quarter of 2019, the Company continued to implement lean manufacturing practices in its facilities, including the adoption of standard measures and reporting through its Safety, Quality, Delivery, Inventory & Productivity boards, the introduction of process monitoring and alert systems, and the establishment of root cause analysis methodologies. Realization of the benefits of these improvements commenced in the second quarter and are expected to continue through the remainder of 2019 and beyond.

In the second half of 2018, we experienced warping in a small portion of our medium density fiberboard (“MDF”) tiles, primarily in locations that experience high humidity or significant variability in humidity and temperature. We conducted a root cause analysis and believe we have identified a permanent solution to the issue. The solution is being implemented in two phases and involves applying a primer coating on both sides of the MDF, which results in significantly less moisture absorption than unprimed MDF. We will initially source the primed MDF from a third party while we acquire and install the necessary equipment to apply the primer to the MDF in our factories. We expect to incur approximately $2.0 million in total equipment and installation costs to implement the solution, with anticipated commissioning of the new equipment in the first quarter of 2020. For the remainder of 2019 and until commissioning of this equipment, we expect that the cost for MDF will be commensurate with that incurred in the first two quarters. Upon commissioning, we expect cost reductions of between $0.7 million and $1.5 million per annum, relative to 2019 costs and based on 2019 volumes. Costs associated with controlling tile warping, mainly due to higher material costs, were $0.5 million and $2.0 million in the second quarter and year-to-date periods of 2019, respectively.

In the second quarter of 2019, we concluded an evaluation of our aluminum, tile and millwork capacities under various growth scenarios, including lead times for development of new facilities and a risk assessment of the effect of the loss of one of our facilities. We concluded that while sufficient capacity and redundancy exists within our aluminum frame plants to support future growth, the longer lead time to acquire tile and millwork manufacturing equipment combined with the lack of redundancy in our tile and millwork facilities result in the need to commence construction of a new combined tile and millwork facility (the “Facility”). Management has identified two potential sites in the southeastern United States and is currently in negotiations to select the ultimate site, with the selection process anticipated to be completed by the end of 2019. We have commenced development plans for the Facility, which will be built to our specifications and leased to us by a third party. We have also entered into negotiations for purchase of the production equipment. The Facility is expected to be in service in the first quarter of 2021, with a total budget of $18.5 million that will be funded with cash on hand.

We are continuing with the intended listing of our common shares on Nasdaq in the second half of 2019 to offset the loss of our foreign private issuer status and enhance the marketability of our common shares (particularly in the United States). To prepare for the U.S. Listing, we have completed the conversion of our financial statements to U.S. GAAP with a U.S. dollar presentation currency. Management has also performed an in-depth assessment of our governance policies and related documentation to comply with U.S. securities laws and listing standards. We expect to incur total costs of approximately $1.5 million to prepare for the U.S. Listing, of which $1.1 million was incurred by June 30, 2019. We intend to cease the current practice of allowing employee stock options to be surrendered for cash and will revert to settling exercises with common shares issued from treasury once our U.S. listing is completed.

At June 30, 2019, we had $66.5 million of working capital (compared to $69.8 million at December 31, 2018), including $58.7 million of cash on hand (compared to $53.4 million at December 31, 2018) and no long-term debt (compared to $3.1 million at December 31, 2018). In July 2019, we entered into a C$50 million senior secured revolving credit facility with the Royal Bank of Canada (the “RBC Credit Facility”) of which only C$40 million is available until certain post-closing conditions are met replacing our prior revolving credit facility with Comerica Bank (the “Comerica Credit Facility”) that expired on June 30, 2019. Both Canadian and U.S. dollar denominated drawings are available under the RBC Credit Facility. We believe current working capital and cash generation from operations, combined with the RBC Credit Facility, will provide sufficient financial capacity for us to execute our growth plans for the foreseeable future.

Our management expects that 2019 total revenue will be comparable to 2018 total revenue. Several factors have affected our expected revenue for the second half of 2019, including the revised timing of various projects from 2019 into 2020 and the loss of certain anticipated projects. These factors reinforce our belief that sales in 2019 have been adversely affected by an immature go-to-market approach and an inadequately supported sales force working on a long sales cycle.

Our management expects that Adjusted EBITDA for 2019 will be lower than 2018 as a result of: unusual costs, lower gross profit margin, and foreign exchange losses incurred in 2019 compared to foreign exchange gains in 2018. Unusual costs, all anticipated to be completed by the end of the third quarter of 2019, consist of $2.0 million relating to third-party sales and marketing consultant fees, approximately $1.5 million of U.S. Listing costs, and other operational consultant costs. Of these costs, we have incurred $1.3 million, $1.1 million and $1.1 million, respectively, as of June 30, 2019.

Our management also expects that Adjusted Gross Profit Margin for 2019 will be lower than 2018 as a result of costs associated with the now-resolved tile warping issue and labor additions made in the second half of 2018.

Management views 2019 as a year of transition while we make necessary changes to develop and strengthen our sales function, a core component of implementing our strategic plan. As a part of our strategic plan to further develop a strong and effective sales organization, we created and filled the role of chief commercial officer, established a national accounts function, and are implementing an appropriate sales organization with key processes, systems and metrics.

Non-GAAP Financial Measures

Note Regarding Use of Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with GAAP. These GAAP financial statements include non-cash charges and other charges and benefits that we believe are unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult.

As a result, we also provide financial information in this registration statement that is not prepared in accordance with GAAP and should not be considered as an alternative to the information prepared in accordance with GAAP. Management uses these non-GAAP financial measures in its review and evaluation of the financial performance of the Company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our GAAP results and as a basis to compare our financial performance from period to period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt, or foreign exchange movements on debt revaluation), asset base (depreciation and amortization), tax consequences and stock-based compensation. In addition, management bases certain forward-looking estimates and budgets on non-GAAP financial measures, primarily Adjusted EBITDA.

Reorganization expenses, impairment expenses, depreciation and amortization, and stock-based compensation are excluded from our non-GAAP financial measures because management considers them to be outside of the Company’s core operating results, even though some of those expenses may recur, and because management believes that each of these items can distort the trends associated with the Company’s ongoing performance. We believe that excluding these expenses provides investors and management with greater visibility to the underlying performance of the business operations, enhances consistency and comparativeness with results in prior periods that do not, or future periods that may not, include such items, and facilitates comparison with the results of other companies in our industry.

The following non-GAAP financial measures are presented in this registration statement, and a description of the calculation for each measure is included.

Adjusted Gross Profit	Gross profit before deductions for depreciation and amortization

Adjusted Gross Profit Margin	Adjusted Gross Profit divided by revenue

EBITDA	Net income before interest, taxes, depreciation and amortization

Adjusted EBITDA

EBITDA adjusted for non-cash foreign exchange gains or losses on debt revaluation; impairment expenses; stock-based compensation expense; reorganization expenses; and any other non-core gains or losses

Adjusted EBITDA Margin	Adjusted EBITDA divided by revenue

Adjusted Net Income	Net Income excluding the tax effected impact of impairment, reorganization expenses, and stock-based compensation fair value adjustment

You should carefully evaluate these non-GAAP financial measures, the adjustments included in them, and the reasons we consider them appropriate for analysis supplemental to our GAAP information. Each of these non-GAAP financial measures has important limitations as an analytical tool due to exclusion of some but not all items that affect the most directly comparable GAAP financial measures. You should not consider any of these non-GAAP financial measures in isolation or as substitutes for an analysis of our results as reported under GAAP. You should also be aware that we may recognize income or incur expenses in the future that are the same as, or similar to, some of the adjustments in these non-GAAP financial measures. Because these non-GAAP financial measures may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

EBITDA and Adjusted EBITDA for the Three and Six Months Ended June 30, 2019 and 2018

The following table presents a reconciliation for the second quarter and year-to-date results of 2019 and 2018 of EBITDA and Adjusted EBITDA to our net income (loss), which is the most directly comparable GAAP measure for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	($ in thousands)		($ in thousands)
Net income (loss) for the period	$2,611	$770	$(2,654)	$3,840
Add back (deduct):
Interest Expense	25	99	74	203
Interest Income	(38)	(112)	(92)	(226)
Income Tax Expense	1,722	892	1,708	2,430
Depreciation and Amortization	2,940	3,475	6,335	6,798

EBITDA	$7,260	$5,124	5,371	$13,045
Stock-based Compensation Expense (Recovery)	(1,655)	564	4,792	1,135
Non-cash Foreign Exchange Loss (Gain) on Debt Revaluation	—	160	(211)	413
Reorganization Expense	—	764	2,639	2,410

Adjusted EBITDA	$5,605	$6,612	12,591	$17,003

Net Income Margin(1)	4.1%	1.2%	(2.1)%	3.0%

Adjusted EBITDA Margin	8.7%	10.6%	9.7%	13.5%

(1)	Net income divided by revenue.

For the three months ended June 30, 2019, Adjusted EBITDA and EBITDA Margin decreased to $5.6 million or 8.7% from $6.6 million or 10.6% in the same period of 2018. This reflects the $1.2 million increase in Adjusted Gross Profit, less the $1.1 million increase in operating expenses, other than depreciation and amortization, stock-based compensation and reorganization (which included the impact of the Sales & Marketing Plan, U.S. Listing costs, and other one-time costs noted below), and $0.9 million increase in foreign exchange losses.

For the six months ended June 30, 2019, Adjusted EBITDA and Adjusted EBITDA Margin decreased to $12.6 million or 9.7% from $17.0 million or 13.5% in the same period of 2018. This reflects the $1.3 million decrease in Adjusted Gross Profit, $0.3 million increase in operating expenses, other than depreciation and amortization, stock-based compensation and reorganization (which included the impact of the Sales & Marketing Plan, U.S. Listing costs, and other one-time costs noted below), and a $2.2 million increase in foreign exchange losses.

EBITDA and Adjusted EBITDA for the Year Ended December 31, 2018, 2017 and 2016

The following table presents a reconciliation for 2018, 2017, and 2016 of EBITDA and Adjusted EBITDA to our net income (loss), which is the most directly comparable GAAP measure for the periods presented:

	Year Ended December 31,
	2018	2017	2016
	($ in thousands)
Net income (loss) for the period	$5,550	$(7,725)	$3,899
Add back (deduct):
Interest Expense	503	500	213
Interest Income	(425)	(399)	(457)
Income Tax Expense	3,280	458	2,942
Depreciation and Amortization	13,699	12,856	11,425

EBITDA	$22,607	$5,690	$18,022
Stock-based Compensation	3,661	2,738	2,576
Non-cash Foreign Exchange Loss (Gain) on Debt Revaluation	546	(731)	43
Impairment Expense	8,680	—	—
Reorganization Expense	7,380	1,143	—

Adjusted EBITDA	$42,874	$8,840	$20,641

Net Income (Loss) Margin(1)	2.0%	(3.4)%	1.9%

Adjusted EBITDA Margin	15.6%	3.9%	10.3%

(1)	Net income (loss) divided by revenue.

Adjusted EBITDA and Adjusted EBITDA Margin increased respectively by 385% to $42.9 million or to 15.6% of revenue in 2018 from $8.8 million or 3.9% of revenue in 2017. These increases were due to increased sales activity and associated gross profit, a reduction in operating expenses, and foreign exchange gains. Additionally, revenue and associated Adjusted EBITDA for the fourth quarter of 2017 were reduced by construction delays resulting from hurricanes in parts of the United States. These reductions in 2017 partially contributed to the increases to 2018 revenue and Adjusted EBITDA.

Adjusted EBITDA in 2017 decreased by 57% to $8.8 million or 3.9% of revenue from $20.6 million or 10.3% of revenue in 2016. These decreases were due to increases in operating expenses in 2017, partially offset by increases in gross profit.

Adjusted Gross Profit and Adjusted Gross Profit Margin for the Three and Six Months Ended June 30, 2019 and 2018

The following table presents a reconciliation for the three and six months ended June 30, 2019 and 2018 of Adjusted Gross Profit to our gross profit, which is the most directly comparable GAAP measure for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	($ in thousands)
Gross Profit	$24,421	$23,331	$48,025	$49,305
Gross Profit Margin	38.1%	37.3%	37.2%	39.0%
Add: Depreciation Expense	$2,559	$2,443	$4,739	$4,774

Adjusted Gross Profit	$26,980	$25,774	$52,764	$54,079

Adjusted Gross Profit Margin	42.1%	41.3%	40.9%	42.8%

Gross profit and gross profit margin increased to $24.4 million or 38.1% for the three months ended June 30, 2019, from $23.3 million or 37.3% for the three months ended June 30, 2018. During the quarter, we began to realize the benefits of operational improvement activities in our manufacturing facilities. Reductions in direct material and transportation costs, due to improved efficiency and product mix, offset the incremental costs of $0.5 million (0.8% of gross profit) to mitigate further warping of our tiles, $1.0 million of costs associated with headcount additions throughout 2018 in anticipation of higher volumes, and a $0.7 million reduction in gross profit due to delivering certain installation projects in the current quarter that were contracted under unfavorable terms.

Gross profit and gross profit margin increased to $48.0 million, or 37.2%, for the six months ended June 30, 2019, from $49.3 million or 39.0% for the six months ended June 30, 2018. During the period, we incurred $2.0 million of incremental costs (1.6% of gross profit) to mitigate further warping of our tiles and $2.0 million of costs associated with headcount additions throughout 2018 in anticipation of higher volumes. We also experienced a $0.7 million reduction in gross profit due to reductions in second quarter gross profit on installation revenue, as previously discussed. These cost increases were partially offset by the benefits of the operational improvement activities as described above. We expect to further realize benefits from these activities as the year progresses.

Adjusted Gross Profit and Adjusted Gross Profit Margin for the Year Ended December 31, 2018, 2017 and 2016

The following table presents a reconciliation for 2018, 2017 and 2016 of Adjusted Gross Profit to our gross profit, which is the most directly comparable GAAP measure for the periods presented:

	Year Ended December 31,
	2018	2017	2016
	($ in thousands)
Gross Profit	$107,009	$85,489	$79,144
Gross Profit Margin	39.0%	37.7%	39.3%
Add: Depreciation Expense	$9,528	$8,705	$7,312

Adjusted Gross Profit	$116,537	$94,194	$86,456

Adjusted Gross Profit Margin	42.4%	41.6%	42.9%

For 2018, gross profit and gross profit margin increased respectively to $107.0 million or 39.0% of revenue from $85.5 million or 37.7% of revenue for 2017. Adjusted Gross Profit and Adjusted Gross Profit Margin increased respectively to $116.5 million or 42.4% of revenue in 2018 from $94.2 million or 41.6% of revenue in 2017. In 2018, we experienced savings from the increased leverage on fixed manufacturing overhead costs and improved installation margins; however, we also experienced a higher-than-normal volume of warping of tiles, resulting in approximately $3.5 million of repair costs and provisions, which reduced gross profit margin by 1.2%. We commenced an analysis into the root cause of the tile warping issue in late 2018 and concluded that a regulatory change in late 2017 affected the composition of the tiles, resulting in increased moisture absorption rates. We believe we have identified a permanent solution to this issue. Increases in depreciation and amortization during 2018 included in cost of goods sold reflects investments in manufacturing equipment in 2017.

For 2017, gross profit increased to $85.5 million, or 37.7% of revenue, from $79.1 million or 39.3% of revenue for 2016. Adjusted Gross Profit increased to $94.2 million or 41.6% of revenue in 2017 from $86.5 million or 42.9% of revenue in 2016. The increase in gross profit and Adjusted Gross Profit was due to the previously explained increase in revenue. The decrease in gross profit margin and Adjusted Gross Profit Margin was due to higher aluminum costs, lower margins on increased installation revenue, and higher depreciation related to investment in manufacturing equipment.

Adjusted Net Income for the Three and Six Months Ended June 30, 2019 and 2018

The following table presents a reconciliation for the second quarter and year-to-date results of 2019 and 2018 of Adjusted Net Income (loss) to our net income (loss), which is the most directly comparable GAAP measure for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	($ in thousands)
Net Income (Loss) for the Period	$2,611	$770	$(2,654)	$3,840
Add back (deduct):
Stock-based compensation fair value adjustments	(1,922)	—	3,761
Reorganization Expense	—	764	2,639	2,410
Tax Impact of Adjustments	—	(207)	(712)	(651)

Adjusted Net Income (Loss)	$689	$1,327	$3,034	$5,599

During the third quarter of 2018, we determined that we no longer qualified as a Foreign Private Issuer (“FPI”) as of June 30, 2018, under the rules of the US Securities and Exchange Commission (“SEC”). As a result, until such time that we requalify as a FPI or register our offers and sales of securities with the SEC, equity issuances including those under our Amended and Restated Incentive Stock Option Plan (“Option Plan”) are subject to a one-year holding period. To minimize any undue effects on employees, our board of directors approved the availability of a cash surrender feature for certain options until we requalify as a FPI is returned or we register our shares with the SEC. Accordingly, we currently account for the fair value of outstanding stock-options at the end of the reporting period as a liability, with changes in the liability recorded through net income as a stock-based compensation fair value adjustment. Adjusted Net Income for the three and six months ended June 30, 2019, removes the stock-based fair value adjustment, because this accounting charge is material and not comparable to prior year charges. Upon the listing of our common shares on Nasdaq, we expect to revert to equity accounting under the Option Plan without quarterly fair value adjustments because we will no longer have a cash surrender feature.

Adjusted Net Income for the Year Ended December 31, 2018, 2017 and 2016

The following table presents a reconciliation for 2018, 2017 and 2016 of Adjusted Net Income (loss) to our net income (loss), which is the most directly comparable GAAP measure for the periods presented:

	Year Ended December 31,
	2018	2017	2016
	($ in thousands)
Net Income (Loss) for the Period	$5,550	$(7,725)	$3,899
Add back (deduct):
Impairment Expense	8,680	—	—
Reorganization Expense	7,380	1,143	—
Tax Impact of Adjustments	(4,336)	(309)	—

Adjusted Net Income (Loss)	$17,274	$(6,891)	$3,899

Results of Operations

Three and Six Months Ended June 30, 2019, Compared to Three and Six Months Ended June 30, 2018

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	% Change	2019	2018	% Change
	($ in thousands)
Revenue	$64,091	$62,480	3%	$129,152	$126,328	2%
Gross Profit	$24,421	$23,331	5%	$48,025	$49,305	(3)%

Gross Profit Margin	38.1%	37.3%	2%	37.1%	39.0%	(5)%
Operating Expenses
Sales and Marketing	$9,543	10,102	(6)%	17,330	$20,174	(14)%
General and Administrative	6,856	7,789	(12)%	13,753	14,422	(5)%
Operations Support	2,870	1,897	51%	5,352	3,996	34%
Technology and Development	2,046	1,035	98%	4,163	2,126	96%
Stock-based compensation	(1,655)	564	NA	4,792	1,135	322%
Reorganization	—	764	(100)%	2,639	2,410	10%

Total Operating Expenses	$19,660	$22,151	(11)%	$48,029	$44,263	9%

Operating Income (Loss)	$4,761	$1,180	303%	$(4)	$5,042	NA

Operating Margin	7.4%	1.9%	289%	0%	4.0%	(100)%

Revenue

Revenue reflects sales to our Distribution Partners for resale to their clients and, in limited circumstances, our direct sales to clients. Our revenue is generally affected by the timing of when orders are executed, particularly large orders, which can add variability to our financial results and shift revenue between quarters. The following table sets forth the contribution to revenue of our DIRTT Solutions and related offerings.

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	% Change	2019	2018	% Change
	($ in thousands)
Product	$54,886	$54,626	—	$111,835	$110,346	1%
Transportation	5,856	5,328	10%	12,214	10,184	20%
Licenses	531	598	(11)%	1,063	1,129	(6)%

Total Product Revenue	$61,273	$60,552	1%	$125,113	$121,658	3%
Installation and other services	2,818	1,928	46%	4,039	4,670	(14)%

Total	$64,091	$62,480	3%	$129,152	$126,328	2%

Product and associated transportation revenue increased in the three months ended June 30, 2019 by $0.7 million or 1% compared to the same period of 2018. As discussed in “—Outlook,” we believe the distraction from significant management changes during 2018 adversely affected 2018 project bidding efforts quoting levels and thus 2019 sales to a greater extent than we previously expected. The recent enhancements to our organizational structure and senior management team have not yet positively affected sales due to, we believe, our long sales cycle. For the six months ended June 30, 2019, product and transportation revenue increased by $3.5 million or 3% compared to the same period of 2018. Revenue for the six months of 2018 included an estimated $4.0 million to $7.0 million (3% to 5% of year-to-date 2018 revenue) of projects that were delayed from the fourth quarter of 2017 to the first quarter of 2018 as a result of significant hurricanes in the southern United States affecting 2017 project schedules.

Installation revenue increased $0.9 million for the three months ended June 30, 2019 compared to the same period in 2018 and decreased $0.6 million for the six months ended June 30, 2019 compared to the same period in 2018. The changes in installation revenue are primarily due to the timing of projects. Except under certain circumstances, our Distribution Partners perform installation services rather than us, and accordingly, we are not anticipating significant growth in this revenue stream.

Our success is partly dependent on our ability to profitably develop our Distribution Partner network to expand our market penetration and ensure best practices are shared across local markets. We had 92 Distribution Partners at June 30, 2019. Our clients, as serviced primarily through our Distribution Partners, exist within a variety of industries, including healthcare, education, financial services, government and military, manufacturing, non-profit, energy, professional services, retail, technology and hospitality.

We periodically analyze our revenue growth by vertical markets in the defined markets of commercial, healthcare, government and education. The following table presents our product and transportation revenue by vertical market.

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	% Change	2019	2018	% Change
	($ in thousands)
Commercial	$39,189	$39,519	(1)%	81,338	77,904	4%
Healthcare	10,346	11,990	(14)%	23,260	21,761	7%
Government	4,313	4,543	(5)%	8,412	12,774	(34)%
Education	6,894	3,902	77%	11,040	8,090	36%
License fees from distribution partners	531	598	(11)%	1,063	1,129	(6)%

Total Product Revenue	$61,273	$60,552	1%	$125,113	$121,658	3%

Installation and other services	$2,818	$1,928	46%	4,039	4,670	(14)%

Total Revenue	$64,091	$62,480	3%	$129,152	$126,328	2%

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	% Change	2019	2018	% Change
	(in %)
Commercial	65	65	—	65	64	2
Healthcare	17	20	(15)	19	18	6
Government	7	8	(13)	7	11	(36)
Education	11	7	57	9	7	29

% of Product Revenue(1)	100	100	—	100	100	—

(1)	excluding licenses from distribution partners

Revenue growth of 3% in the three months ended June 30, 2019 over the prior year period was driven primarily by increased sales in the education sector, reflecting a higher number of post-secondary school projects in the quarter. This increase, combined with consistent revenue in the commercial sector and increased installation activity, was partially offset by lower healthcare sales, which reflect the timing of projects, and modest reductions in government sales. For the six months ended June 30, 2019, revenue grew by 2% compared to the prior year period, with continued growth in the commercial, healthcare and education sectors, partially offset by the completion of a major government project in 2018 that was not replicated in 2019, and reduced installation activity.

Revenue continues to be derived almost exclusively from projects in North America and predominantly from the United States, with periodic international projects from North American Distribution Partners. The following table presents our revenue dispersion by geography.

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	% Change	2019	2018	% Change
	($ in thousands)			($ in thousands)
Canada	$8,771	$8,214	7%	$15,839	$18,371	(14)%
United States	55,320	53,633	3%	113,313	107,094	6%
International	—	633	(100)%	—	863	(100)%

Total	$64,091	$62,480	3%	$129,152	$126,328	2%

Sales & Marketing Expenses

Sales and marketing expenses decreased $0.6 million to $9.5 million for the three months ended June 30, 2019, from $10.1 million for the three months ended June 30, 2018. Sales and marketing expenses decreased $2.8 million to $17.3 million for the six months ended June 30, 2019, from $20.2 million for the six months ended June 30, 2018. Included in sales and marketing expenses in the three months ended June 30, 2019 was $1.3 million of consulting costs related to the Sales & Marketing Plan. These costs were offset by continued reductions in travel, meals and entertainment costs and cost reductions related to trade shows. None of these expense reductions are expected to materially affect our sales revenue.

Our sales and marketing efforts in 2019 are largely concentrated on establishing the appropriate sales organization, significantly improving our marketing approach and driving returns on sales and marketing expenditures. In April 2019, we engaged an internationally recognized consulting firm to evaluate our current sales and marketing approach and assist in the development of action plans necessary to drive accelerated growth. Along with the incremental costs associated with this consulting engagement in 2019, we expect sales and marketing expense to increase in conjunction with higher sales due to higher commissions as well as investment in sales generating initiatives. Our ongoing focus is to continue to control costs by emphasizing return on investment on our sales and marketing expenditures.

General and Administrative Expenses

General and administrative (“G&A”) expenses decreased $0.9 million to $6.9 million for the three months ended June 30, 2019 from $7.8 million for the three months ended June 30, 2018. In the second quarter of 2018, we incurred $0.9 million related to proxy defense costs which did not reoccur in 2019. This reduction was partially offset by $0.4 million of costs related to the U.S. Listing incurred in the second quarter of 2019.

G&A expenses decreased $0.7 million to $13.8 million for the six months ended June 30, 2019 from $14.4 million for the six months ended June 30, 2018. In 2018, we incurred $1.4 million related to proxy defense costs which did not reoccur in 2019. This reduction was partially offset by $1.1 million of costs related to the U.S. Listing incurred in the second quarter of 2019.

Operations Support Expenses

Operations support expenditures include the fixed costs associated with delivery and project management of our DIRTT Solutions, as well as the operating costs of our manufacturing facilities. Operations support expenses increased $1.0 million to $2.9 million for the three months ended June 30, 2019, from $1.9 million for the three months ended June 30, 2018. The increase is due to $0.7 million of consultant costs incurred to assist with the evaluation of current operations and to assist with the rectification of the tile warping issue and increases in personnel costs due to increased headcount and an increased provision for variable compensation.

Operations support costs increased $1.4 million to $5.4 million for the six months ended June 30, 2019, from $4.0 million for the six months ended June 30, 2018, due to $1.1 million of consultant costs incurred for the same evaluations discussed for the three-month period as well as increases in personnel costs.

Technology and Development Expenses

Technology and development expenses relate to non-capitalizable costs associated with our product and software development teams and are primarily comprised of salaries and benefits of technical staff.

Technology and development expenses increased $1.0 million to $2.0 million for the three months ended June 30, 2019, compared to $1.0 million for the three months ended June 30, 2018. Technology and development expenses increased $2.1 million to $4.2 million for the six months ended June 30, 2019, compared to $2.1 million for the six months ended June 30, 2018. These increases are due to a $0.5 million and $1.6 million decrease in capitalized salaries for the three and six months ended June 30, 2019, respectively, as the current mix of projects undertaken by us included a higher portion of efforts related to business process improvements that were not eligible for capitalization. Additionally, we have accrued $0.3 million and $0.5 million higher provision for variable compensation in the three and six months ended June 30, 2019, respectively, and $0.3 million and $0.5 million additional salary and benefit costs were classified as cost of sales of technical services during the three and six months ended June 30, 2018.

Stock-Based Compensation

Stock-based compensation reflected a $1.7 million recovery for the three months ended June 30, 2019, compared to an expense of $0.6 million for the same period of 2018, reducing the expense to $4.8 million for the six months ended June 30, 2019, compared to $1.1 million for the same period of 2018. We recorded fair value adjustments on cash settled stock options during the three and six months ended June 30, 2019, respectively, with no fair value adjustment required in the respective prior year periods.

Reorganization Expenses

We incurred $2.6 million for the first quarter of 2019 and no material additional reorganization costs in the second quarter of 2019, compared to $0.8 million and $2.4 million in the three and six months ended June 30, 2018, respectively. These costs included severance payments, and related legal and consulting costs, associated with management and organizational changes and legal and consulting costs related to these changes. No further material expenditures are anticipated in 2019.

Income Tax

Alberta’s general provincial tax rate was decreased on June 28, 2019 from 11.5% to 11% for the second half of 2019, to 10% for 2020, to 9% for 2021 and to 8% thereafter. As a result of the rate change, we reduced our deferred tax asset by $0.9 million, with a corresponding deferred income tax expense recorded in the second quarter of 2019.

The provision for income taxes is comprised of federal, state, provincial and foreign taxes based on pre-tax income. Income tax expense for the three months ended June 30, 2019, inclusive of the previously noted charge associated with the Alberta tax rate change, was $1.7 million, compared to $0.9 million for the same period of 2018, and income tax expense for the six months ended June 30, 2019 was $1.7 million, as compared to $2.4 million for the same period of 2018. As at June 30, 2019, we had C$39.2 million of loss carry-forwards in Canada and none in the United States, compared to C$43.6 million in Canada and none in the United States on December 31, 2018. These loss carry-forwards will begin to expire in 2030.

Net Income (loss)

Net income was $2.6 million or $0.03 per share in the second quarter of 2019, compared to net income of $0.8 million or $0.01 per share for the second quarter of 2018. The variances are the result of changes in gross margin and operating expenses as described above. Net income for the three months ended June 30, 2019 includes a $1.7 million recovery in stock-based compensation, compared to a $0.6 million expense in the same period of 2018, and $nil of reorganization costs for the three months ended June 30, 2019, compared to $0.8 million in the same period of 2018.

On a year-to-date basis, net loss was $2.7 million or $0.03 net loss per share in the first six months of 2019, compared to net income of $3.8 million or $0.05 net income per share for the first six months of 2018. The variances are the result of changes in gross margin and operating expenses as described above. Net income for the six months ended June 30, 2019 includes a $4.8 million expense in stock-based compensation, compared to $1.1 million in the same period of 2018, and $2.6 of reorganization costs for the six months ended June 30, 2019, compared to $2.4 million expense in the same period of 2018.

Year Ended December 31, 2018, Compared to Year Ended December 31, 2017

	Year Ended December 31,
	2018	2017	% Change
	($ in thousands)
Revenue	$274,681	$226,539	21%

Gross Profit	$107,009	$85,489	25%

Gross Profit Margin	39.0%	37.7%	3%
Operating Expenses
Sales and Marketing	$40,731	$46,355	(12)%
General and Administrative	30,861	29,383	5%
Operations Support	8,960	8,234	9%
Technology and Development	4,703	6,875	(32)%
Reorganization	7,380	1,143	546%
Impairments	8,680	—	NA

Total Operating Expenses	$101,315	$91,990	10%

Operating Income (Loss)	$5,694	$(6,501)	NA

Operating Margin(1)	2.1%	(2.9)%	NA

(1)	Operating income (loss) divided by revenue.

Revenue

The following table sets forth the contribution to revenue of our DIRTT Solutions and related offerings.

	Year Ended December 31,
	2018	2017	% Change
	($ in thousands)
Product	$240,482	$195,676	23%
Transportation	24,552	19,519	26%
Licenses	1,400	1,021	37%

Total Product Revenue	$266,434	$216,216	23%

Installation and other services	8,247	10,323	(20)%

Total	$274,681	$226,539	21%

Revenue increased in 2018 by $48.1 million to $274.7 million, or 21%, compared to $226.5 million for 2017. The increase was attributable to an increase in product and associated transportation revenue from product shipments in the healthcare market, combined with continued growth in commercial markets. Revenue for installations declined by $2.1 million in 2018 from 2017 due to reduced levels of installation with a major client. Installation services are typically outsourced to third parties through our Distribution Partners. Installation revenue therefore varies from time to time and, over time, is expected to decrease as a percentage of overall revenue as we expand our network of Distribution Partners. Revenue in 2017 also decreased as record-breaking hurricanes in the year delayed certain project schedules, with a reduction of our fourth-quarter revenue in 2017 estimated to be between $4.0 million and $8.0 million, which contributed to the revenue increase in 2018.

Our success is partly dependent on our ability to profitably develop our Distribution Partner network to expand our market penetration and ensure best practices are shared across local markets. We had 97 Distribution Partners in 2018, as compared to 95 Distribution Partners in 2017.

We periodically review our revenue growth by vertical markets in the defined markets of commercial, healthcare, government and education. The following table presents our product and transportation revenue by vertical market.

	Year Ended December 31,
	2018	2017	% Change
	($ in thousands)
Commercial	$163,199	$142,494	15%
Healthcare	60,748	38,455	58%
Government	21,477	18,927	13%
Education	19,610	15,319	28%
License fees from distribution partners	1,400	1,021	37%

Total Product Revenue	$266,434	$216,216	23%

Installation and other services	8,247	10,323	(20)%

Total Revenue	$274,681	$226,539	21%

	Year Ended December 31,
	2018	2017	% Change
	(in %)
Commercial	62	66	(6)
Healthcare	23	18	28
Government	8	9	(11)
Education	7	7	—

% of Product Revenue(1)	100	100

(1)	Excluding license fees from distribution partners

In 2018, we experienced strong growth in the healthcare market as a result of successful sales and business development activities and increasing acceptance of our DIRTT Solutions. Year-over-year healthcare sales increased 58% in 2018 over 2017, and proportionally as a percentage of product and transportation revenue, reflecting continued penetration into the sector and the positive effect of certain large projects.

The following table presents our revenue dispersion by geography.

	Year Ended December 31,
	2018	2017	% Change
	($ in thousands)
Canada	$41,153	$35,035	17%
United States	232,035	190,245	22%
International	1,493	1,259	19%

Total	$274,681	$226,539	21%

Sales & Marketing Expenses

Sales and marketing expenses decreased to $40.7 million in 2018 from $46.4 million in 2017. The decrease was primarily due to $6.1 million targeted reductions in non-revenue generating marketing and tradeshow expenses and associated travel, meals and entertainment costs, and the elimination in 2018 of $1.3 million incurred in 2017 on a collaborative project built to showcase DIRTT Solutions in the prior Executive Chairman’s primary residence. These cost reductions were partially offset by a $1.6 million increase in commission expense due to increases in orders.

General and Administrative Expenses

General and administrative expenses increased to $30.9 million in 2018 from $29.4 million in 2017. In 2018, we incurred $1.4 million of one-time advisor and other costs associated with activist defense and $0.7 million of board, advisor and other costs associated with the work of a special committee of the Board of Directors in response to an unsolicited and unsuccessful acquisition bid by a third party. Stock-based compensation expense included in general and administrative expense increased $1.1 million as a modification to the awards, allowing them to be cash-settled, resulted in a higher 2018 charge. Depreciation and amortization increased $0.6 million in 2018 due to the expense attributable to prior-year office equipment and leasehold additions. Additional increases in 2018 also included additions to the Company’s variable pay provision as a result of improved corporate performance. These increases were offset by reductions in non-essential travel and entertainment, office and other expenditures, recognized through improvements in process and increased focus on cost control. In 2017, we also incurred one-time expenses of $1.0 million related to a collaborative project built to showcase DIRTT Solutions in the prior Executive Chairman’s primary residence.

Operations Support Expenses

Operations support expenses increased to $9.0 million in 2018 from $8.2 million in 2017 as a result of increases in personnel costs year-on-year put in place to handle higher sales activity levels.

In the fourth quarter of 2018, we closed our Kelowna plant in British Columbia, with associated power and network production reallocated to our other existing facilities, and we consolidated our Calgary distribution center with the Calgary aluminum fabrication facility. Management expects operation support expenses to increase in general with revenue but to decrease as a percentage of revenue as efficiency and productivity are improved over time.

Technology and Development Expenses

Technology and development expenses were $4.7 million in 2018 compared to $6.9 million in 2017. Prior-year expenditures included costs associated with the DIRTT for Life and DIRTT Timber product lines that were curtailed in 2018, which resulted in technology and development costs decreasing by $2.2 million from 2017 to 2018.

Reorganization Expenses

Reorganization expenses in 2018 were $7.4 million compared to $1.1 million in 2017. These expenses include severance payments associated with management and organizational changes to the Company, retention bonuses paid to key employees, a one-time payment to terminate a benefit program of the Company, and legal and consulting costs related to these changes. Management currently anticipates $2.6 million of reorganization charges in the first quarter of 2019 and no material reorganization expenditures outside of the normal course of operations thereafter.

Impairment Expenses

DIRTT Timber

During 2018, management decided to shift from the early stage development of its DIRTT Timber market to a commercialized approach focused on large, standalone timber projects and as a tie-in to our other DIRTT Solutions. Management concluded that this strategy required significantly less timber capacity than existed and took steps to right-size its timber capacity by the end of 2018. Management determined these decisions to be an indicator of impairment of the assets of the DIRTT Timber line.

During 2018, management performed an assessment of the carrying values of DIRTT Timber’s property, plant and equipment (“PP&E”). To determine the impairment of the DIRTT Timber assets, the net book value of the assets was evaluated against the fair value of the assets. The fair value of the DIRTT Timber assets reflects current projected sales for timber projects on a standalone basis and the pull-through impact to other DIRTT Solutions. In its evaluation, management determined it was unable to reliably quantify the pull-through impact of timber on other DIRTT Solutions. The equipment related to the timber market was custom built for DIRTT, and there is no active market for resale. Therefore, the fair value was determined to be management’s estimate of scrap value for the specialized assets and an estimated resale value for less specialized assets that cannot be redeployed for other DIRTT Solutions. Management estimated the expected resale values based on the current market and industry knowledge. The fair value of the timber assets was estimated to be $1.1 million. This assessment resulted in an impairment charge of $6.1 million during 2018.

Leasehold and Other Assets

During 2018, management reviewed the facilities used in our operations and the corresponding leases in place to determine whether assets were impaired or whether the costs of meeting lease obligations exceeded the economic benefits expected to be received. The outcome of this review was the consolidation of our production in Kelowna, British Columbia, into other plants, the consolidation of a distribution center in Calgary, Alberta, into an existing facility, and discontinued use of other locations that were not considered necessary in our operations. In 2018, we recognized a lease exit liability of $0.5 million related to these facilities, net of $1.0 million of estimated recoveries from subleases.

The lease exit liability represents the present value of the difference between the minimum future lease payments that we are obligated to make under the non-cancellable operating lease contract and any estimated sublease recoveries. This estimate may vary as a result of changes in estimated sublease recoveries. The lease exit liability is estimated to be settled in periods up to and including the year 2023.

In connection with management’s review of our facilities, certain leasehold assets were identified as no longer having future value. These assets related to leases of locations where activity is being relocated, as well as projects in process that were eliminated. These leasehold and other assets represented assets with a carrying value of $2.0 million in 2018. As these assets cannot be resold and there is no future use for the assets, the entire carrying amount was impaired and a corresponding impairment charge of $2.0 million was recorded.

Foreign Exchange

Foreign exchange gains were $3.2 million in 2018, primarily because of the impact of a weakening of the Canadian dollar on the revaluation of U.S. dollar-denominated intercompany receivables due from our U.S. subsidiary. In 2017, we recorded $0.7 million of foreign exchange losses primarily as a result of the impact of a strengthening Canadian dollar on revaluation of intercompany accounts receivables.

Translation adjustments recorded in other comprehensive income were a $10.0 million loss in 2018 and a $7.4 million gain in 2017. These translation adjustments occurred on the translation of our Canadian entities’ net asset positions into our U.S. dollar reporting currency at period end and were affected by the weakening of the Canadian dollar in 2018 and the strengthening of the Canadian dollar in 2017.

Income Tax

Provision for income taxes is comprised of federal, state or provincial, local and foreign taxes based on pre-tax income. Income tax expense for 2018 was $3.3 million, compared to $0.5 million for 2017. The increase in income taxes reflects year-over-year changes in temporary differences partially offset by the impact of higher taxable income. The income tax expense incurred in 2017 reflected the impact of the reduction to the U.S. federal tax rate from 35% to 21% on deferred income taxes.

In 2018, DIRTT had C$43.6 million of non-capital loss carry-forwards in Canada and none in the United States, compared to C$48.0 million and $4.2 million, respectively, in 2017. These loss carry-forwards will begin to expire in 2031. The change in the loss carry-forward from year to year is due to differences in accounting and tax treatments of certain expenses and realized foreign currency gains on intercompany funding.

Net Income (loss)

Net income increased to $5.6 million ($0.07 per share) in 2018, from a net loss of $7.7 million ($0.09 loss per share) for 2017. This increase was a result of higher revenue, and a $3.2 million foreign currency gain, which offset an $9.3 million increase in operating costs. Operating costs for 2018 included the impact of $8.7 million in impairment expenses and $7.4 million of reorganization costs, compared to $1.1 million in reorganization costs for 2017. Excluding these costs, Adjusted Net Income was $17.3 million or $0.20 per share in 2018, an increase of $24.2 million from a $6.9 million loss ($0.08 loss per share) in 2017.

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016

	Year Ended December 31,
	2017	2016	% Change
	($ in thousands)
Revenue	$226,539	$201,364	13%

Gross Profit	$85,489	$79,144	8%

Gross Profit Margin	37.7%	39.3%	(4)%
Operating Expenses	—
Sales and Marketing	$46,355	$35,079	32%
General and Administrative	29,383	23,006	28%
Operations Support	8,235	8,194	1%
Technology and Development	6,875	5,835	18%
Reorganization	1,143	—	NA

Total Operating Expenses	$91,990	$72,114	28%

Operating Income (Loss)	$(6,501)	$7,030	NA

Operating Margin(1)	(2.9)%	3.5%	NA

(1)	Operating income (loss) divided by revenue.

Revenue

The following table sets forth the contribution to revenue of our DIRTT Solutions and related offerings.

	Year Ended December 31,
	2017	2016	% Change
	($ in thousands)
Product	$195,676	$178,347	10%
Transportation	19,519	17,583	11%
Licenses	1,021	552	85%

Total Product Revenue	$216,216	$196,482	10%

Installation and other services	10,323	4,882	111%

Total	$226,539	$201,364	13%

Revenue increased in 2017 by $25.2 million to $226.5 million, or 13%, compared to $201.4 million for 2016. The increase was attributable to an increase in activity from small- and medium-sized projects across a range of industries, as well as a $4.6 million increase in installation revenue. 2017 revenue was reduced because record-breaking hurricanes in the year delayed certain project schedules, with a reduction of our fourth quarter revenue in 2017 estimated to be between $4.0 million and $8.0 million.

Our success is partly dependent on our ability to profitably develop our Distribution Partner network to expand our market penetration and ensure best practices are shared across local markets. We had 95 Distribution Partners in 2017, as compared to 90 Distribution Partners in 2016.

The following table presents our product and transportation revenue growth by industry vertical market.

	Year Ended December 31,
	2017	2016	% Change
	($ in thousands)
Commercial	$142,494	$130,590	9%
Healthcare	38,455	32,626	18%
Government	18,927	16,819	13%
Education	15,319	15,895	(4)%
License fees from distribution partners	1,021	552	85%

Total Product Revenue	$216,216	$196,482	10%

Installation and other services	10,323	4,882	102%

Total Revenue	$226,539	$201,364	13%

(1)	Included in Product Revenue on statements of operations.

	Year Ended December 31,
	2017	2016	% Change
	(in %)
Commercial	66	66	—
Healthcare	18	17	6%
Government	9	9	—
Education	7	8	(13)%

% of Product Revenue(1)	100	100

(1)	Excluding license fees from distribution partners

In 2017, we experienced $5.8 million growth in the healthcare market from $32.6 million to $38.5 million, or a 18% increase, over 2016, reflecting continued penetration into the vertical and increased acceptance of DIRTT Solutions within the healthcare industry.

Revenue continued to be derived almost exclusively from projects in North America and predominantly from the United States, with periodic international projects for North American Distribution Partners.

	Year Ended December 31,
	2017	2016	% Change
	($ in thousands)
Canada	$35,035	$26,576	32%
United States	190,245	174,447	9%
International	1,259	341	269%

Total	$226,539	$201,364	13%

Sales & Marketing Expenses

Sales and marketing expenses increased to $46.4 million in 2017 from $35.1 million in 2016. The increase was primarily due to a $4.8 million increase in commissions, salaries and benefits related to increased sales and marketing activities; $4.6 million of increased tradeshow, travel, and meals and entertainment costs, largely related to the Connext sales conference and our fall Distribution Partner meeting; and $1.3 million of sales and marketing costs incurred in 2017 on a collaborative project built to showcase DIRTT Solutions in our former Executive Chairman’s primary residence.

General and Administrative Expenses

General and administrative expenses increased to $29.4 million in 2017 from $23.0 million in 2016. This increase is attributable to increases in salaries, benefits and professional fees. We also incurred a one-time expense of $1.0 million in 2017 related to costs incurred on a collaborative project built to showcase DIRTT Solutions in the former Executive Chairman’s primary residence.

Operations Support Expenses

Operations support expenses include the fixed overhead costs associated with delivery of our DIRTT Solutions and project management. There was no significant change in operations support expenses from 2017 to 2018.

Technology and Development Expenses

Technology and development expenses relate to non-capitalizable costs associated with our product and software development teams and are primarily comprised of salaries and benefits of technical staff. Technology and development expenses were $6.9 million for 2017, compared to $5.8 million for the same period in 2016. The increase in costs relates to development costs associated with our timber and residential lines of business.

Reorganization Expenses

Reorganization expenses in 2017 were $1.1 million. These expenses include severance and associated legal costs incurred during 2017 related to certain management changes in early 2018. No reorganization expenses were incurred in 2016.

Foreign Exchange

Foreign exchange losses were $0.7 million in 2017, as compared to losses of $0.4 million in 2016, primarily as a result of the impact of the strengthening of the Canadian dollar on the revaluation of U.S. dollar-denominated intercompany receivables due from our U.S. subsidiaries.

Translation adjustments recorded in other comprehensive income were a $7.4 million gain in 2017 and a $3.0 million gain in 2016. These translation adjustments occurred on the translation of our Canadian entities’ net asset positions into our U.S. dollar reporting currency at period end and were impacted by the strengthening of the Canadian dollar in both fiscal years.

Income Tax

Provision for income taxes is comprised of federal, state or provincial, local and foreign taxes based on pre-tax income. Income tax expense for 2017 was $0.5 million, compared to $2.9 million for 2016. The decrease in income taxes reflects taxable income being in a loss position in 2017, offset by the impact of the reduction to the U.S. federal tax rate from 35% to 21% on deferred income taxes in 2017.

Net Income (loss)

Net loss for 2017 was $7.7 million ($0.09 loss per share), compared to net income of $3.9 million ($0.05 per share) for 2016. This decrease was a result of increases in operating expenses exceeding increases in gross profit.

Summary of Quarterly Results

	Q2 2019(1)	Q1 2019(1)	Q4 2018(2)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
	($ in thousands, except per share amount and percentages)
Revenue	$64,091	$65,061	$74,440	$73,913	$62,480	$63,848	$58,270	$67,068
Gross profit	24,421	23,604	27,621	30,083	23,331	25,976	21,052	26,494
Gross profit margin	38.1%	36.3%	37.1%	40.7%	37.3%	40.7%	36.1%	39.5%
Adjusted Gross Profit Margin(3)	42.1%	39.6%	40.1%	43.4%	40.6%	43.7%	39.5%	42.5%
Net income (loss)(1)(2)	2,611	(5,265)	3,143	(1,433)	770	3,070	(5,696)	2,840
Net income (loss) per share – basic and diluted(1)(2)	0.03	(0.06)	0.04	(0.02)	0.01	0.04	(0.07)	0.03
Adjusted EBITDA(3)	5,606	7,016	12,808	13,062	6,612	10,391	(1,048)	7,629
Adjusted EBITDA Margin(3)	8.7%	10.8%	17.2%	17.7%	10.6%	16.3%	(1.8)%	11.4%

(1)	Net income includes impact of $6.4 million stock-based compensation charge relating primarily to the impact of fair valuing cash settled options.
(2)	Impairment expenses included in Q3 2018 and Q4 2018 are $6.1 million and $2.6 million, respectively.
(3)	See “– Non-GAAP Financial Measures.”

The construction industry has historically seen seasonal slowdowns related to winter weather conditions and holiday schedules in the fourth and first quarters. Our business has generally followed this trend with a slight time lag, leading to stronger sales in the second half of the year versus the first half. During the fourth quarter of 2017, the extreme weather conditions experienced in the United States negatively impacted the delivery of projects.

Due to the fixed nature of some of our manufacturing costs, periods of higher revenue volume tend to generate higher gross profit and operating income. Quarters that contain consistent monthly manufacturing volumes tend to generate higher gross profit than those where manufacturing levels vary significantly from month to month. Product and service revenue mix also tends to impact gross profit, as simplistic product and service revenue mix can result in lower gross profit, while “full solution” or comprehensive product and service revenue mixes tend to have higher gross profit.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2019 totaled $58.7 million, an increase of $5.3 million from December 31, 2018. On January 31, 2019, we repaid $5.6 million of long-term debt outstanding with cash on hand, without penalty. In July 2019, we entered into a C$50.0 million revolving operating facility with the Royal Bank of Canada of which only C$40.0 million is available until post-closing conditions are met. Draw-downs under the RBC Credit Facility are available in both Canadian and U.S. dollars. This Credit Facility replaced the $18.0 million revolving operating facility with Comerica Bank that expired on June 30, 2019.

Capital expenditures decreased by $2.0 million and $3.6 million for the three and six months ended June 30, 2019, respectively, of which $0.4 million and $1.4 million, respectively relates to a reduction in capital expenditures on internally generated software development. Additionally, a portion of the current development activities of the ICE Software development team include projects related to business process improvements which are not eligible for capitalization.

Management believes that existing cash and cash equivalents and cash flows from operations will be sufficient to support ongoing working capital and capital expenditure requirements for at least the next twelve months. Our future capital requirements will depend on many factors, including growth rate, the continued expansion of sales and marketing activities and the introduction of new solutions, software and product enhancements. To the extent existing cash and cash equivalents and cash flows from operations are not sufficient to fund future activities, we may seek to raise additional funds through equity or debt financings. If additional funds are raised through the incurrence of indebtedness, such indebtedness may have rights that are senior to holders of our equity securities and could contain covenants that restrict operations. Any additional equity financing may be dilutive to our existing shareholders.

Since inception, we have financed operations primarily through cash flows from operations, long-term debt, and the sale of equity securities. Cash is primarily used to fund operations and capital expenditures. Over the past several years, revenue has increased significantly from year to year and, as a result, cash flows from account receivable collections have increased. However, operating expenses have also increased as we reinvested capital in growing the business. Our operating cash requirements may increase in the future as management continue to invest in the strategic growth of the Company.

Three and Six Months Ended June 30, 2019 and 2018

The following table summarizes our consolidated cash flows for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30.
	2019	2018	2019	2018
	($ in thousands)
Net cash flows provided by (used in) operating activities	$7,480	$(367)	$14,881	$(7,722)
Cash used in investing activities	(2,966)	(5,391)	(5,070)	(8,399)
Cash provided by (used in) financing activities	11	488	(5,545)	(562)
Effect of foreign exchange on cash and cash equivalents	152	(347)	1,058	(1,299)

Net increase (decrease) in cash and cash equivalents	4,677	(5,617)	5,324	(17,982)
Cash and cash equivalents, beginning of period	$54,059	$51,119	$53,412	$63,484

Cash and cash equivalents, end of period	$58,736	$45,502	$58,736	$45,502

Operating Activities

Net cash flows provided by operating activities increased to $7.5 million in the three months ended June 30, 2019, from $0.4 million net cash flows used in operating activities in the same period of 2018. Net cash flows from operations before changes in operating assets and liabilities was $2.4 million (calculated as $2.6 million of net income less $0.2 million of non-cash adjustments) in the second quarter of 2019, compared to $4.3 million (calculated as $0.8 million of net income plus $3.6 million of non-cash adjustments) in the second quarter of 2018. Non-cash adjustments include, among other things, depreciation and amortization expense, stock-based compensation net of $2.6 million of cash paid on surrenders of stock options, and unrealized foreign exchange impacts. The increase in cash flows from operations is largely due to an increase in collections on accounts receivable balances. This was offset by an increase in foreign exchange loss in the second quarter of 2019 as compared to the second quarter of 2018.

Net cash flows provided by operating activities increased to $14.9 million in first half of 2019 from $7.7 million net cash flows used in operating activities in the first half of 2018. Net cash flows from operations before changes in operating assets and liabilities was $6.0 million (calculated as $2.6 million of net loss plus $8.7 million of non-cash adjustments) in the first half of 2019, compared to $11.8 million (calculated as $3.8 million of net income plus $8.0 million of non-cash adjustments) in the first half of 2018. Non-cash adjustments include, among other things, depreciation and amortization expense, stock-based compensation net of $3.4 million of cash paid on surrenders of stock options, and unrealized foreign exchange impacts. The increase in cash flows from operations is largely due to an increase in collections on accounts receivable balances. This was offset by an increase in foreign exchange loss as compared to the first half of 2018.

Investing Activities

We invested $1.8 million and $3.2 million in PP&E in the three and six months ended June 30, 2019, respectively, compared to $3.4 million and $5.3 million during the three and six months ended June 30, 2018, respectively. We invested $1.1 million and $1.6 million on capitalized software during the three and six months ended June 30, 2019, respectively, as compared to $1.4 million and $3.0 million in the during the three and six months ended June 30, 2018, respectively. The reduction is due to the current mix of projects undertaken by the Company and included a higher portion of efforts related to business process improvements that were not eligible for capitalization.

Financing Activities

Net cash from financing activities was $11 thousand for the three months ended June 30, 2019, attributable to funds received on exercise of stock options, compared to $0.5 million for the three months ended June 30, 2018. For the six months ended June 30, 2019 net cash used in financing activities was $5.5 million, as we repaid the balance of $5.6 million on long-term debt outstanding and related interest during the first quarter of 2019. Cash used in financing activities was $0.6 million for the six months ended June 30, 2018.

We currently expect to fund anticipated future investments with available cash. Apart from cash flow from operations, issuing equity and debt has been our primary source of capital to date. Additional debt or equity financing may be pursued in the future as we may deem appropriate. We may also use debt or pursue equity financing depending on the share price at the time, interest rates, and nature of the investment opportunity and economic climate.

Year Ended December 31, 2018, 2017 and 2016

The following table summarizes our consolidated cash flows for 2018, 2017, and 2016:

	As of December 31,
	2018	2017	2016
	($ in thousands)
Net cash flows provided by operating activities	$10,065	$19,432	$11,619
Cash used in investing activities	(13,462)	(19,499)	(17,691)
Cash provided by (used in) financing activities	(3,069)	(9,109)	8,028
Effect of foreign exchange on cash and cash equivalents	(3,606)	2,984	1,676

Net increase (decrease) in cash and cash equivalents	(10,072)	(6,192)	3,632
Cash and cash equivalents, beginning of period	$63,484	$69,676	$66,044

Cash and cash equivalents, end of period	$53,412	$63,484	$69,676

Operating Activities

Net cash flows from operating activities decreased to $10.1 million in 2018 from $19.4 million in 2017 and $11.6 million in 2016. Net cash flows from operations before changes in operating assets and liabilities is calculated as $5.6 million of net income plus $23.5 million of non-cash adjustments in 2018, compared to $7.8 million of net loss plus $12.7 million of non-cash adjustments in 2017, and $3.9 million of net income plus $14.5 million of non-cash adjustments in 2016. Non-cash adjustments include, but are not limited to, depreciation and amortization expense, impairment expenses, stock-based compensation, and unrealized foreign exchange impacts. The 2018 increase is primarily a result of the $21.5 million increase in gross profit on account of increased revenue and a $9.3 million increase in operating expenses (including 7.4 million of reorganization expenses and an $8.7 million non-cash impairment charge). The 2017 decrease is primarily a result of the $6.3 million increase in gross profit being reduced by a $19.8 million increase in operating expenses.

The increase of $19.0 million in operating assets and liabilities in 2018 from 2017 was a result of a year-over-year increase in accounts receivable as a result of fourth quarter 2018 revenue. In particular, revenue in the fourth quarter of 2017 was negatively impacted by project delays caused by hurricanes in the southern United States, resulting in substantially lower receivables outstanding at the end of 2017 compared to 2018. Increases in accounts receivable from 2017 to 2018 were also a result of our discontinuation of an early pay discount in the second quarter of 2018. Accounts receivable increases in 2018 are offset by the related increases in deposits, and rebate accruals (payable to Distribution Partners on receipt of client payments) and increases in accounts payable and accrued liabilities associated with the increased volume of activity. Other liabilities also increased in 2018 by $4.0 million due to liabilities associated with the impacts of providing a cash settlement feature to employee stock options as described below, combined with an increase in legal provisions, reduced by $1.8 million cash payments to settle surrendered stock options. The decrease in working capital in 2017 from 2016 reflected the impact of lower fourth quarter 2017 activity due to the impact of hurricanes, resulting in reduced accounts receivable at the end of 2017 relative to prior years, and an increase in accounts payable resulting from timing of account payments.

During the third quarter of 2018, we determined that we no longer qualified as a FPI as of June 30, 2018, under the rules of the SEC. As a result, until such time that we requalify as an FPI or register our offers and sales of securities with the SEC, equity issuances including those under our Amended and Restated Incentive Stock Option Plan are subject to a one-year hold period. To minimize any undue effects on employees, our Board approved the availability of a cash surrender feature for stock options until FPI status is returned or a registration statement has been declared effective by the SEC, and most of our employees have elected to settle their vested options in cash.

Investing Activities

We invested $8.6 million to PP&E in 2018, compared to $14.4 million in 2017 and $14.5 million in 2016. Spending on PP&E in 2018 included $4.1 million for incremental additions of manufacturing equipment in the manufacturing facilities to increase capacity and quality, $2.5 million in additions to our offices, including enhancements to GLCs, and $2.0 million on computer equipment and software. Comparatively, spending on PP&E in 2017 included $6.1 million for incremental additions of manufacturing equipment in the manufacturing facilities to increase capacity and quality, $5.1 million in additions to our offices, including enhancements to GLCs, and $3.2 million on computer equipment and software. Spending on DIRTT’s Timber line of business was included in 2017, which was impaired in 2018.

We invested $5.2 million on capitalized software in 2018, as compared to $5.5 million in 2017, and $4.0 million in 2016. These investments were primarily used to make enhancements to our ICE Software.

The level of investment activities is expected to increase modestly in 2019, as compared to 2018, to ensure that we can sustain our growth safely, while maintaining a high standard of quality. Management believes that our aluminum facilities have capacity to sustain current levels of growth in the near-term, and as discussed in “—Outlook,” we have commenced development plans for a tile and millwork facility in the southeastern U.S. that has an expected cost of $18.5 million to be funded with cash on hand.

Financing Activities

Net cash used in financing activities decreased to $3.1 million in 2018 from $9.1 million in 2017, compared to net cash provided by financing activities of $8.0 million in 2016. Our financing cash flows included $1.6 million cash received on exercise of stock options in 2018, as compared to $2.4 million for 2017 and $0.7 million in 2016. During 2018, we repaid $4.6 million on long-term debt outstanding and related interest, compared to $3.8 million for 2017 and $2.7 million in 2016. The remaining $5.6 million balance of our long-term debt outstanding at December 31, 2018, was repaid in the first quarter of 2019 using cash on hand. This original principal amount of $9.9 million of long-term debt was raised in 2016. In 2017, we repurchased $7.7 million of our common shares outstanding under a normal course issuer bid at a weighted average price of C$5.98.

We currently expect to fund anticipated future investments with available cash. Apart from cash flow from operations, issuing equity and debt has been our primary source of capital to date. Additional debt and/or equity financing may be pursued in the future as deemed appropriate. We may also use our revolving credit facility or pursue equity financing depending on the share price at the time, interest rates, and nature of the investment opportunity and economic climate.

Credit Facility

At June 30, 2019, we had no amounts drawn on our Comerica Credit Facility, and we were in compliance with all covenants thereunder. In 2018 and 2017, we did not draw on the Comerica Credit Facility. The Comerica Credit Facility expired on June 30, 2019.

On July 19, 2019, we entered into a C$50 million senior secured revolving credit facility with the Royal Bank of Canada. We have only C$40 million available under the RBC Credit Facility until certain post-closing conditions are met. The RBC Credit Facility has a three-year term and can be extended for up to two additional years at our option. Interest is calculated at the Canadian or U.S. prime rate with no adjustment, or the bankers’ acceptance rate plus 125 basis points. We are required to comply with certain financial covenants under the RBC Credit Facility, including maintaining a minimum fixed charge coverage ratio of 1.15:1 and a maximum debt to Adjusted EBITDA ratio of 3.0:1. We are also required to comply with certain non-financial covenants, including, among other things, covenants restricting our ability to (i) dispose of our property, (ii) enter into certain transactions intended to effect or otherwise permit a material change in our corporate or capital structure, (iii) incur any debt, other than permitted debt, and (iv) permit certain encumbrances on our property.

We are generally restricted from making dividends or distributions on our outstanding capital shares (other than any distribution by way of the payment of dividends by the issuance of equity securities). We may also declare and pay dividends to our shareholders provided that such dividends do not exceed 50% of the Free Operating Cash Flow (as defined in the RBC Credit Facility) for the most recently completed fiscal year and meet certain other conditions. We may also make a one-time Permitted Special Distributions (as defined in the RBC Credit facility) provided that we maintain a minimum balance of at least C$20.0 million in our account and meet certain other conditions.

The RBC Credit Facility is secured by substantially all of our real property located in Canada and the United States.

Contractual Obligations

The following table summarizes DIRTT’s contractual obligations at December 31, 2018:

	Payments due by period
As at December 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total
	($ in thousands)
Accounts payable and accrued liabilities	$31,281	$—	$—	$—	$31,281
Other liabilities	6,823	—	—	—	6,823
Current and long-term debt	2,500	3,125	—	—	5,625
Operating leases	4,684	9,489	6,103	5,800	26,076
Client deposits	7,701	—	—	—	7,701
Purchase obligations	2,683	—	—	—	2,683

Total	$55,672	$12,614	$6,103	$5,800	$80,189

As of June 30, 2019, there have been no material changes to the commitments and contractual obligations table above outside the ordinary course of business, except that we had outstanding purchase obligations of approximately $5.3 million for inventory and PP&E, which will be funded with cash on hand.

Quantitative and Qualitative Disclosures about Market Risk

Our financial assets and liabilities consist primarily of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, and long-term debt. We are exposed to market, credit and liquidity risks associated with financial assets and liabilities. We currently do not use financial derivatives to reduce exposures from changes in foreign exchange rates, commodity prices, or interest rates. We do not hold or use any derivative instruments for trading or speculative purposes. Our Board has responsibility for the establishment and approval of overall risk management policies, including those related to financial instruments. Management performs continuous assessments to ensure that all significant risks related to financial instruments are reviewed and addressed in light of changes to market conditions and operating activities.

Credit risk

Our principal financial assets are cash and cash equivalents, and trade and other receivables.

Our credit risk is primarily concentrated in our trade receivables. The amounts disclosed in the consolidated statement of financial position are net of allowances for doubtful accounts, estimated by management based on the lifetime expected credit loss model. In order to reduce our risk, management maintains credit policies that include regular review of credit limits of individual Distribution Partners and the use of accounts receivable insurance for a portion of trade receivables. Aging of trade receivables is systematically monitored by management. Trade balances are spread over a broad Distribution Partner base, which is geographically dispersed. No Distribution Partner accounts for greater than 10% of revenue.

We currently maintain trade credit insurance on certain trade receivables. The trade credit insurance provider determines the coverage amount, if any, on an individual Distribution Partner or client basis. Given our credit experience with our Distribution Partners, we anticipate discontinuing this insurance before the end of 2019. Based on our trade receivables balance for 2018, 70% of that balance was covered by the trade credit insurance provider, as compared to 58% for 2017. The majority of the remaining balance in 2018 was less than 90 days old and was owed by a small number of Distribution Partners, on which we regularly review collectability, and government sales that are not covered by the trade credit insurance provider. In addition, and where possible, we collected a 50% deposit on sales, excluding government and certain other clients.

We only provide for balances determined using the lifetime expected credit loss model and had a provision of $0.1 million in each of 2018 and 2017. In 2018, $4.8 million of accounts receivable were due from one Distribution Partner, compared to $2.1 million in 2017, and management continually reviews this Distribution Partner’s creditworthiness. Subsequent to year-end, amounts outstanding at year-end were paid.

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign currency exchange rates, will affect our income or the value of the financial instruments held.

Foreign exchange risk

Historically, the majority (approximately 80% to 85%) of our revenue is collected in U.S. dollars, and approximately 60% of our costs are also incurred in U.S. dollars. Most other revenue and costs are denominated in Canadian dollars. As a result, we are exposed to fluctuations in the U.S. dollar against the Canadian dollar, which could have a positive or negative impact on our revenue and costs. The recent strengthening of the U.S. dollar versus the Canadian dollar has had a positive impact on results because reported cost reductions are greater than reported revenue reductions.

Our financial instruments are exposed primarily to fluctuations in the Canadian dollar. The following table details our exposure to currency risk at the reporting dates and a sensitivity analysis to changes in currency. The sensitivity analysis includes Canadian dollar-denominated monetary items and adjusts their translation at period end for their respective change in the Canadian dollar. For the respective weakening of the Canadian dollar, there would be an equal and opposite impact on net income and comprehensive income.

	Amount (C$ in thousands)		Change in currency (%)	Effect of net income and comprehensive income for the year ended December 31, 2018
Cash and cash equivalents	C$	32,467	10.0%	C$	3,247
Trade and other receivables		9,805	10.0%		980
Inventory		15,925	10.0%		1,593
Prepaids and other current assets		2,181	10.0%		218
Accounts payable and accrued liabilities		(20,703)	10.0%		(2,070)
Other liabilities		(5,343)	10.0%		(534)
Client deposits		(314)	10.0%		(31)

Total	C$	34,018	10.0%	C$	3,403

Commodity price risk

We consume raw materials such as aluminum, hardware, wood and veneer, timber, plastic, electrical wiring and components, paint and powder, and fabric and vinyl. While aluminum represents the largest component of our raw materials’ expenditures, overall aluminum spend comprises only approximately 10% of cost of sales and, therefore, absolute exposure to price fluctuations has a minimal impact on profitability.

Interest rate risk

Certain of our financial liabilities are subject to interest charges at floating rates and are exposed to fluctuations in interest rates. At December 31, 2018, term loans under our revolving operating facility totaled $5.6 million, compared to $10.2 million at December 31, 2017, and are subject to floating interest rates. An increase in overall interest rates by 0.5% would increase interest expense related to these items and decrease net income (loss) and comprehensive income (loss) by $0.1 million for 2018 and $0.1 million for 2017. An equal decrease in rates would generate an equal amount of interest savings. These term loans were repaid without penalty in January of 2019.

Significant Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements appearing elsewhere in this registration statement. Our critical accounting estimates include the areas where we have made what we consider to be particularly difficult, subjective or complex judgements in making estimates, and where these estimates can significantly affect our financial results under different assumptions and conditions. We prepare our financial statements in conformity with GAAP. As a result, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates. Critical estimates and assumptions made by management include:

Estimates of liabilities associated with the potential and amount of warranty, legal claims and other contingencies

We have warranty obligations with respect to manufacturing defects on most of our manufactured products. Warranty periods generally range from 1 to 10 years. We have recorded a reserve for estimated warranty and related costs based on historical experience and periodically adjust these provisions to reflect actual experience. We assess the adequacy of our warranty accrual on a quarterly basis, and adjust the previous amounts recorded, if necessary, to reflect the change in estimate of the future costs of claims yet to be serviced. Typically, product deficiencies requiring our warranty are identified and remediated within a year of production. The following provides information with respect to our warranty accrual. At December 31, 2018 and 2017, we had $1.5 million and $0.6 million, respectively, accrued for warranty provision, and third-party costs associated with remedying deficiencies were $2.1 million during the fiscal 2018, as compared to $0.8 million during fiscal 2017. The change relates to the previously noted increase in the incidence of tile warping as a result of a change in the composition of the underlying medium density fiberboard substrate. This issue is currently being addressed, and our warranty provision may change as the assessment of this issue changes.

We establish reserves for estimated legal contingencies when we believe a loss on litigation is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liability reserves are reflected in operations in the period in which there are changes in facts and circumstances that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. We estimate the probable cost by evaluating historical precedent as well as the specific facts relating to each contingency (including the opinion of outside advisors). Should the outcome differ from our assumptions and estimates, or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known. At December 31, 2018 and 2017, we had $2.0 million and $1.3 million, respectively, provided for legal provisions.

Estimates of useful lives of depreciable assets and the fair value of long-term assets used for impairment calculations

We evaluate the recoverability of our PP&E and capitalized software costs when events or changes in circumstances indicate a potential impairment exists. If impairment is indicated, the impairment loss is measured as the amount the assets carrying value exceeds the fair value of the assets.

Our determination of the fair value associated with long-term assets involve significant estimates and assumptions, including those with respect to the determination of asset groups, future cash inflows and outflows, discount rates, and asset lives. These significant estimates require considerable judgment, which could affect our future results if the current estimates of future performance and fair values change.

We estimate the useful lives of PP&E and capitalized software costs based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the PP&E and intangible assets would increase the recorded expenses and decrease the non-current assets.

Estimates of future taxable earnings used to assess the realizable value of deferred tax assets

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts reported in the financial statements. Deferred income tax assets also reflect the benefit of unutilized tax losses that can be carried forward to reduce income taxes in future years. Such method requires the exercise of significant judgment in determining whether or not our deferred tax assets are probable of recovery from taxable income of future years and therefore, can be recognized in the financial statements. Also, estimates are required to determine the expected timing upon which tax assets will be realized and upon which tax liabilities will be settled. We assess the ability to recover our deferred tax assets every quarter and concluded that deferred tax assets should be recovered in the normal course of operations.

Tax interpretations, regulations and legislations in the various jurisdictions in which the Company and its subsidiaries operate

The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, and Canadian federal and provincial jurisdictions. Jurisdictional tax law changes increase or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

We have no liability for uncertain tax positions. However, should we accrue for such liabilities, when and if they arise in the future, we will recognize interest and penalties associated with uncertain tax positions as part of our income tax provision.

Estimates of the fair value of stock awards, including whether the performance criteria will be met and measurement of the ultimate payout amount

We use a fair-value based approach for measuring stock-based compensation and record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. Our awards vest based on service conditions and compensation expense is recognized on a straight-line basis. Stock-based compensation expense is recognized only for those awards that ultimately vest.

We have allowed certain vested share options to be surrendered for cash, resulting in the share options being accounted for as liabilities at fair value every period which increases the sensitivity of our accounting to share price movements.

Estimates of ability and timeliness of customer payments of accounts receivable

Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible accounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe these processes effectively address our exposure for doubtful accounts and credit losses have historically been within expectations, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts. We have a contract with a trade credit insurance provider, whereby a portion of its trade receivables are insured. The trade credit insurance provider determines the coverage amount, if any, on a customer-by-customer basis. Based on our trade receivables balance as at December 31, 2018 and 2017, 70% and 58%, respectively, of that balance was covered by trade credit insurance provider.

At December 31, 2018 and 2017, we had an allowance for doubtful accounts of $0.1 million.

Recent Accounting Pronouncements

Please refer to Note 3 to our Consolidated Financial Statements appearing elsewhere in this registration statement.

ITEM 3.	PROPERTIES

Our principal executive offices are located in Calgary, Alberta, where we lease approximately 73,000 square feet of office and manufacturing space. Our lease expires in September 2022. Our principal manufacturing facilities are located in Calgary, Alberta; Phoenix, Arizona; and Savannah, Georgia. Our wall tiles, millwork and timber solutions are manufactured in Calgary, while aluminum, glass and power components are manufactured in all three locations. In Calgary, we lease an aggregate of approximately 322,000 square feet of manufacturing space across two facilities (excluding our principal offices). Our leases expire in January 2023. In Phoenix, we lease approximately 130,000 square feet of manufacturing space across two facilities, which leases expire in March 2022 and March 2027. In Savannah, we lease approximately 81,000 square feet of manufacturing space, which lease expires in February 2029.

Our ICE development offices are located in Calgary, Alberta and Salt Lake City, Utah. In Calgary, we sublease approximately 8,700 square feet of office space, which lease expires in December 2019. In our Salt Lake City development office, which also houses a GLC, we lease approximately 6,600 square feet of office space pursuant to a lease that expires in December 2023. In Chicago, Illinois, we own approximately 6,200 square feet of office space, which we use to operate a GLC.

Through distributed manufacturing we can shift production of some products among our manufacturing sites, reduce transportation times and costs, and meet targeted lead times. We are also in the process of constructing a new combined tile and millwork facility. We believe that our current and planned facilities are adequate for our current needs and that suitable additional or substitute space would be available if needed.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table includes information, as of August 1, 2019, about the beneficial ownership of our common shares for:

•	each shareholder known by us to own beneficially 5% or more of our common shares;

•	each of our directors;

•	each of the named executive officers included in our Summary Compensation Table; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 84,681,364 outstanding common shares as of August 1, 2019. Our common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 1, 2019 are deemed to be outstanding and to be beneficially owned by the entity or person holding such options or warrants for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person.

Unless otherwise indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the following table will have sole voting and investment power with respect to all common shares shown as beneficially owned by them, except to the extent authority is shared by spouses under community property laws. The address for each of our directors and executive officers is c/o DIRTT Environmental Solutions Ltd., 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
5% Shareholders:
T. Rowe Price International, Ltd.(1)	8,559,813	10.1%
683 Capital Management(2)	7,500,000	8.9%
NGEN LP(3)	6,678,434	7.9%
Private Capital Management, LLC (FL)(4)	5,367,960	6.3%
Iron Compass LLC(5)	4,288,144	5.1%
Directors and Named Executive Officers:
Wayne Boulais(6)	4,019,925	4.8%
John (Jack) Elliott(7)	35,400	*
Richard Haray(8)	21,667	*
Ronald Kaplan	0	*
Denise Karkkainen(9)	58,300	*
Todd Lillibridge(10)	56,000	*
Christine McGinley(11)	59,783	*
Steve Parry(12)	58,100	*
Kevin O’Meara(13)	250,000	*
Geoff Gosling(14)	256,553	*
Mogens Smed(15)	282,639	*
Tracy Baker(16)	28,542	*
All directors and executive officers as a group (15 persons)	4,616,956	5.4%

*	Less than 1%.
(1)

As reported in the alternative monthly reporting system as of December 31, 2017. T. Rowe Price Associates, Inc. (“T. Rowe Price”) is the record holder of 8,559,813 common shares. The address of T. Rowe Price is 100 East Pratt Street, Baltimore, MD 21202.

(2)	Based on information provided by the holder to the Company as of October 2018. The address of 683 Capital Management is 3 Columbus Cir, New York, NY 10019.
(3)	Based on information provided by Computershare as of July 1, 2019. The address of NGEN LP is 733 Third Avenue, New York, NY 10017.
(4)

As reported on Form 13F as of June 30, 2019. Consists of (i) 1,410,100 common shares over which Private Capital Management, LLC (“PCM”) has sole voting authority and (ii) 3,957,860 common shares over which PCM has shared voting authority. The address for PCM is 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34108.

(5)

Based on information provided by the holder to the Company as of April 14, 2018 and other publicly available documents. Iron Compass North Partners LP (“IC North Partners”) is the record holder of 3,141,181 common shares, and Iron Compass Partners, LP (“IC Partners”) is the record holder of 1,146,963 common shares. Iron Compass GP, LLC is the general partner of each of IC North Partners and IC Partners. Iron Compass LLC is the investment manager of IC Partners. The address for each of Iron Compass LLC, Iron Compass GP, LLC, IC North Partners and IC Partners is 71 Arch Street, Greenwich, CT 06830.

(6)

Consists of (i) 45,000 common shares held of record by Mr. Boulais, (ii) 35,000 common shares subject to options exercisable within 60 days of August 1, 2019, and (iii) 3,939,925 common shares held of record by Apex Venture Partners Fund VI, LP (“Apex VI”). Mr. Boulais is a Managing Member of Apex Management VI, LLC, the General Partner of Apex VI. As such, Mr. Boulais may be deemed to have shared voting and investment power with respect to all the common shares held by Apex VI.

(7)	Consists of (i) 17,700 common shares held of record by Mr. Elliott and (ii) 17,700 common shares held of record by Ms. Eleanor Mary Elliott, the spouse of Mr. Elliott.
(8)	Consists of (i) 5,000 common shares held of record by Mr. Haray and (ii) 16,667 common shares subject to options exercisable within 60 days of August 1, 2019.
(9)	Consists of (i) 23,300 common shares held of record by Ms. Karkkainen and (ii) 35,000 common shares subject to options exercisable within 60 days of August 1, 2019.
(10)	Consists of 56,000 common shares held of record by Mr. Lillibridge.
(11)

Consists of (i) 22,888 common shares held of record by Ms. McGinley, (ii) 1,895 common shares held of record by Mr. Jeff McGinley, the spouse of Ms. McGinley, and (iii) 35,000 common shares subject to options exercisable within 60 days of August 1, 2019.

(12)	Consists of (i) 23,100 common shares held of record by Mr. Parry and (ii) 35,000 common shares subject to options exercisable within 60 days of August 1, 2019.
(13)	Consists of 250,000 common shares subject to options exercisable within 60 days of August 1, 2019.
(14)	Consists of (i) 117,928 common shares held of record by Mr. Gosling and (ii) 138,625 common shares subject to options exercisable within 60 days of August 1, 2019.
(15)

As reported on the System for Electronic Disclosure by Insiders under applicable securities laws of Canada as of August 24, 2017 and further based on the Company’s records. Effective September 10, 2018, Mr. Smed stepped down as the Executive Chairman of the Company.

(16)

As reported on the System for Electronic Disclosure by Insiders under applicable securities laws of Canada as of December 31, 2018 and further based on the Company’s records. Effective January 15, 2019, Ms. Baker stepped down as the Chief Operating Officer of the Company.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of August 1, 2019. Each director will serve until the next annual meeting of shareholders of the Company and until his or her successor is duly elected or appointed, or until his or her earlier death, resignation or removal.

Name	Age	Position
Executive Officers
Kevin O’Meara	54	President, Chief Executive Officer and Director
Geoffrey D. Krause	50	Chief Financial Officer
Jeffrey A. Calkins	59	Chief Operating Officer
Mark Greffen	47	Senior Vice President, Software Development
Krista Pell	46	Senior Vice President, Talent
Joseph Zirkman	59	Senior Vice President, General Counsel and Corporate Secretary
Jennifer Warawa	43	Senior Vice President, Chief Commercial Officer
Non-Employee Directors
Steve Parry	64	Chairman of the Board
Wayne Boulais	56	Director
John (Jack) Elliott	67	Director
Richard Haray	63	Director
Ronald Kaplan	67	Director
Denise Karkkainen	55	Director
Todd Lillibridge	63	Director
Christine McGinley	61	Director

Biographical Information of Executive Officers

Kevin O’Meara has served as our President and Chief Executive Officer since September 2018. Prior to joining DIRTT, Mr. O’Meara was an independent advisor to private equity firms spanning multiple industries from 2012 to 2018. He served as the President and Chief Executive Officer of Atrium Corporation, North America’s largest vinyl and aluminum window manufacturer, from 2010 to 2012. Mr. O’Meara was also a co-founder of Builders FirstSource (Nasdaq: BLDR) (“Builders”) and served as its Chief Financial Officer from 1997 to 2000, Senior Vice President and Chief Operating Officer from 2000 to 2006, and President and Chief Operating Officer from 2006 to 2007, during which time Builders acquired 23 companies and recorded $1.6 billion in sales during 2007. Mr. O’Meara holds a Master of Business Administration degree from Harvard Business School, a Bachelor of Arts degree in Economics and a Bachelor of Business Administration degree from Southern Methodist University and is a Certified Public Accountant. Our Board believes that Mr. O’Meara is qualified to serve on our Board due to his extensive industry and executive management experience spanning over 20 years and his experience with high growth companies.

Geoffrey D. Krause has served as our Chief Financial Officer since June 2018. Prior to joining DIRTT, Mr. Krause served as the Chief Financial Officer of Pure Technologies Ltd. (“Pure”), a company that developed and managed innovative technologies for critical infrastructure, from 2014 to 2018 before it was acquired by Xylem Inc. (“Xylem”). From 2010 to 2014, he served as Vice President, Internal Reporting of Tervita Corporation. Mr. Krause holds a Bachelor of Administration degree with distinction from the University of Regina and is a Certified Public Accountant and a Chartered Accountant (Institute of Chartered Accountants of Alberta).

Jeffrey A. Calkins has served as our Chief Operating Officer since March 2019, having served as our interim Chief Operating Officer from January 2019 until he was named to the role permanently. Prior to joining DIRTT, Mr. Calkins was a Principal Partner and the President of Manufacturing Resources, Inc., an interim management and consulting firm, from 2001 to 2019. Mr. Calkins holds a Master of Science degree in Industrial Administration and Bachelor of Science degree in Industrial Engineering from Purdue University.

Mark Greffen has served as our Senior Vice President, Software Development since January 2019. Mr. Greffen has been an employee of DIRTT since our formation, and he previously served as the Director of Technology from 2014 to 2019 and as the Director of Strategic Development from 2000 to 2014. In this position, Mr. Greffen led the development and implementation of ICE Software and oversaw the development of automated information flow for factory production. He holds a Bachelor of Commerce, Entrepreneurial Management degree from Royal Roads University and a Mechanical Engineering Technology diploma from Camosun College.

Krista Pell has served as our Senior Vice President, Talent since January 2019. Prior to joining DIRTT, Ms. Pell served as the Vice President of People and Performance for a boutique engineering firm, Ausenco Limited, from 2012 to 2019, and as the Vice President, People and Development for DMS Organization Ltd., a global financial services firm, from 2006 to 2012. Ms. Pell holds a Senior Professional in Human Resources certification. She also holds a Bachelor of Arts degree from Wilfrid Laurier University.

Joseph Zirkman has served as our Senior Vice President, General Counsel and Corporate Secretary since January 2019. Prior to joining DIRTT, Mr. Zirkman served as the Chief Legal and People Officer of Sun Holdings Inc. from 2017 to 2018. From 2012 to 2017, Mr. Zirkman served as the Vice President, General Counsel and Corporate Secretary of Fiesta Restaurant Group (Nasdaq: FRGI) after its spin-off from Carrols Restaurant Group. He also served as the Vice President and General Counsel of Carrols Restaurant Group (Nasdaq: TAST) from 1993 to 2012. Mr. Zirkman holds a Bachelor of Science degree in Psychology from Duke University and a Juris Doctorate degree from Brooklyn Law School.

Jennifer Warawa will serve as our Senior Vice President, Chief Commercial Officer effective September 2019. Ms. Warawa previously served in various capacities at Sage Group plc (“Sage”), a global supplier of accounting and business management software, from 2008 to 2019. At Sage, she served as the Global Executive Vice President - Partners, Accountants & Alliances from 2017 to 2019, the Global Executive Vice President, Product Marketing from 2016 to 2017, the Global Vice President, Product Marketing from 2015 to 2016, and Vice President & General Manager from 2013 to 2015. Ms. Warawa current serves on the board of directors of two non-profit organizations, Connections Homes and Metabridge. Ms. Warawa completed the Strategic Marketing Management Program at Harvard Business School.

Biographical Information of Non-Employee Directors

Steve Parry has served as a member of the Board since December 2011. Mr. Parry has been the President of Skara Brae Strategy Consultants since 2018, and in this role, he provides strategic advisory services regarding access to capital to high growth companies. Mr. Parry served as the President and Chief Executive Officer of Grenville Strategic Royalty Corp. (“Grenville”) from 2014 to 2017 and served as the Executive Chairman of Grenville from 2017 to 2018. Mr. Parry also served as the Managing Member of NGEN Partners, a U.S. cleantech venture capital firm, and the General Manager, Innovation at BHP Billiton Exploration and Development. Mr. Parry previously served as a director and chair of the audit committee of Boardwalktech (TSXV: BWLK), a California-based blockchain company. Mr. Parry currently serves as a director and member of the audit committee and compensation committee of ClearBlue International Technologies (TSXV: CBLU), a provider of off-grid lighting and telecom control solutions; and a director at Greengate Power Corp, a privately-held company in the renewable energy field. Mr. Parry is a professional geologist and holds a Bachelor of Science degree from Queen’s University and a Master of Science degree from the University of Western Ontario. Our Board believes that Mr. Parry is qualified to serve on our Board due to his extensive management experience, his experience with high growth companies and his board service for several public and private companies.

Wayne Boulais has served as a member of the Board since May 2015. Mr. Boulais has been the Managing Director of Tensility Venture Partners, a U.S.-based venture capital firm, since 2017. Additionally, since 2002, Mr. Boulais has served as the Managing Member of Apex Management VI, LLC, the General Partner of Apex Venture Partners, a venture capital firm specializing in investments in seed, early stage, and growth stage companies. He was also a Principal at Mercer Management Consulting (now Oliver Wyman) in the communications, information and entertainment practice. Mr. Boulais holds a Bachelor of Science degree, a Master of Science degree in electrical engineering from the University of Massachusetts, and a Master of Business Administration degree from the Massachusetts Institute of Technology. Our Board believes that Mr. Boulais is qualified to serve on our Board due to his extensive experience with investments in the technology sector and his financial accounting background.

John (Jack) Elliott has served as a member of the Board since April 2018. Mr. Elliott has over 40 years of experience in construction and technology-enabled engineering. He is currently an advisor to Xylem, a water technology company specializing in the assessment, monitoring and analysis of water, wastewater and oil and gas pipelines. Mr. Elliott served as President, from 2009 to 2014, and as President and Chief Executive Officer of Pure from 2014 to February 2018, when it was acquired by Xylem. Prior to joining Pure, Mr. Elliott served in various management and engineering roles with the Foundation Company of Canada (now Aecon), Cana Construction Ltd. and CCD Engineering Ltd. He is also a former president of the American Concrete Institute (Alberta Chapter). Mr. Elliott holds a Bachelor of Engineering degree from National University of Ireland (University College Cork). Our Board believes that Mr. Elliott is qualified to serve on our Board due to his extensive industry and management experience.

Richard Haray has served as a member of the Board since November 2016. Mr. Haray has served as Senior Vice President, Corporate Services of the Interpublic Group, an advertising and marketing agency, since 2005 and Vice-President, Real Estate and Insurance from 1996 to 2005. He also served as Vice President and Lease Counsel of Rockefeller Center Management Company from 1992 to 1996. Prior to his transition into business roles, Mr. Haray practiced real estate law at several U.S. law firms. Mr. Haray currently serves as a director of several non-profit organizations, including Regional Plan Association, Fordham University President’s Council, CHUBB Client Advisory Board and James Lenox House Association. Mr. Haray holds a Bachelor of Arts degree from St. John’s University and a Juris Doctorate degree from St. John’s University of School of Law. Our Board believes that Mr. Haray is qualified to serve on our Board due to his experience in the real estate sector, including commercial real estate. Mr. Haray has announced his intention to retire from the Board at the Board’s meeting to be held in November 2019.

Ronald Kaplan has served as a member of the Board since April 2018. Mr. Kaplan has served as the chairman of Trex Company (NYSE: TREX), a wood-alternative decking manufacturer focusing on environmental sustainability, since 2015, and served as its President and Chief Executive Officer from 2008 to 2015. Mr. Kaplan also served as the President and Chief Executive Officer of Continental Global Group Inc. from 2006 to 2007. He currently serves as a director of CaesarStone Ltd. (Nasdaq: CTSE), a countertop manufacturing company, and ECORE International Inc., a flooring manufacturing company with a focus on sustainability. Mr. Kaplan holds a Bachelor of Arts degree in Economics from Alfred University and a Master of Business Administration degree from the Wharton School of Business. Our Board believes that Mr. Kaplan is qualified to serve on our Board due to his extensive experience in the building materials and construction industries and his prior executive management experience.

Denise Karkkainen has served as a member of the Board since August 2015. Before she retired, Ms. Karkkainen served as a Principal of Bravura Business Solutions Inc., a governance advisory and strategic project management services firm, from 2013 to 2018. She also served as the Executive Vice President and Secretary of TitanStar Properties Inc. (TSXV: TSP) from 2008 to 2012, and as the Chief Financial Officer from 2011 to 2012. Ms. Karkkainen currently serves as a director and chairs the finance and audit committee and the compensation committee of Musqueam Capital Company, a privately-held company that develops the real estate holdings of and manages the business of the Musqueam First Nation. She has served on several private non-profit boards, including as a founding director and Vice-Chair of the BC Provincial Health Services Authority. Ms. Karkkainen holds an ICD.D designation from the Institute of Corporate Directors of Toronto, Ontario. Our Board believes that Ms. Karkkainen is qualified to serve on our Board due to her experience in the commercial real estate sector, her financial accounting background and her board service experience.

Todd Lillibridge has served as a member of the Board since August 2017. Mr. Lillibridge has served as the President and Chief Executive Officer of TWL Enterprises LC, a consulting firm focusing on healthcare real estate, since 2019. Mr. Lillibridge also served as the Special Advisor to the Chief Executive Officer of Ventas Inc. (NYSE: VTR), a healthcare real estate investment trust, from 2018 to 2019 and as its Executive Vice-President of Medical Property Operations from 2010 to 2018. He was also the Chief Executive Officer and founder of Lillibridge Healthcare Services Inc. He sits on the boards of Rush University Medical Center and Preferred Podiatry Group, and previously served as the Chairman and member of Young Presidents’ Organization YPO (Gold Chicago Chapter). Mr. Lillibridge has a Bachelor of Science degree with honors from the University of Illinois at Urbana-Champaign and is a member of its Dean’s Business Council. Our Board believes that Mr. Lillibridge is qualified to serve on our Board due to his industry experience in the healthcare sector and his service in various executive management positions.

Christine McGinley has served as a member of the Board since November 2013. Ms. McGinley served as the Senior Vice-President, Operations of Canwest Broadcasting from 2006 until her retirement in 2010. Since then, she has served on the boards of various public and non-profit companies. She is currently a director of Mullen Group Ltd. (TSX: MTL), a trucking, logistics and oilfield services company, where she also serves on the audit committee and the compensation, nomination and governance committee. She also serves as a trustee, chair of the investment committee and member of the audit committee of Northview Apartment REIT (TSX: NVU.UN), a large multi-family Canadian REIT. Additionally, Ms. McGinley serves as a director and chairs the audit committee of Alberta Blue Cross, and as vice chair and member of the risk and compliance and governance and compensation committees of Blue Cross Life. Ms. McGinley holds a Bachelor of Commerce degree from the University of Alberta and an ICD.D designation by the Institute of Corporate Directors of Toronto, Ontario. She is also a member of the Canadian and Alberta Chartered Professional Accountants. Our Board believes that Ms. McGinley is qualified to serve on our Board due to her financial accounting background and her board and executive management experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our business and affairs are managed under the direction of our Board, which currently consists of nine members. Each director is currently elected to serve until the next annual meeting of shareholders of the Company and until his or her successor is duly elected or appointed, or until his or her earlier death, resignation or removal. Our bylaws provide that the number of directors may be determined by resolution of the Board.

Director Independence

Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of our Board as a listed company (subject to certain phase-in exceptions). In addition, the rules of Nasdaq require that, subject to specified exceptions and certain phase-in exceptions, each member of a listed company’s audit, compensation and nominating and governance committees must be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of Nasdaq, a director will qualify as an “independent director” only if, in the opinion of that company’s board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our Board has undertaken a review of its composition, the composition of its committees and independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our Board has determined that Steve Parry, Wayne Boulais, John (Jack) Elliott, Richard Haray, Denise Karkkainen, Todd Lillibridge and Christine McGinley, representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC, the listing requirements of Nasdaq and applicable securities laws of Canada. Our Board also determined that Ms. McGinley, Mr. Boulais and Ms. Karkkainen, who comprise our audit committee (“Audit Committee”), Mr. Parry, Mr. Haray, Mr. Elliott, Ms. Karkkainen and Mr. Lillibridge, who comprise our compensation committee (“Compensation Committee”), and Ms. Karkkainen, Mr. Elliott, and Ms. McGinley, who comprise our nominating and governance committee (“Nominating and Governance Committee”), satisfy the independence standards for those committees established by applicable rules and regulations of the SEC, the listing requirements of Nasdaq and applicable securities laws of Canada. In making this determination, our Board considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving each non-employee director, if any, described in Item 7. “Certain Relationships and Related Transactions, and Director Independence.”

Leadership Structure of the Board

Mr. Parry currently serves as the chairman of our Board. In that role, Mr. Parry presides over the executive sessions of the Board in which Mr. O’Meara, as our Chief Executive Officer, does not participate and serves as a liaison to management on behalf of the independent members of the Board. Our Board has concluded that our current leadership structure is appropriate at this time. Our Board will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our Board may establish other committees to facilitate the management of our business. The following sections describe the composition and functions of each committee. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Our Audit Committee currently consists of Christine McGinley, Wayne Boulais and Denise Karkkainen. Our Board has determined that Mmes. McGinley and Karkkainen and Mr. Boulais are independent under Nasdaq listing standards, and Rule 10A-3(b)(1) of the Exchange Act.

The chair of our Audit Committee is Ms. McGinley. Our Board has determined that Ms. McGinley is an “audit committee financial expert” within the meaning of the SEC regulations. Our Board has also determined that each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board has examined each Audit Committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The Board has adopted a written charter setting forth the responsibilities, powers and operations of the Audit Committee. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of the Company’s financial statements;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting;

•	the qualifications, independence and performance of the Company’s independent registered public accounting firm;

•	the review of internal controls and disclosure controls of the Company;

•	oversight of the accounting and financial reporting processes of the Company and audits of the Company’s financial statements; and

•	any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors. The Audit Committee meets at least four times annually.

Compensation Committee

Our Compensation Committee consists of Steve Parry, Richard Haray, John (Jack) Elliott, Denise Karkkainen and Todd Lillibridge. Our Board has determined that Messrs. Parry, Haray, Elliott and Lillibridge and Ms. Karkkainen are independent under the current rules and regulations of the SEC, Nasdaq listing standards and applicable securities laws of Canada. Each is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our Compensation Committee is Mr. Parry.

The Board has adopted a written charter setting forth the responsibilities, powers and operations of the Compensation Committee. The Compensation Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the selection and retention of executive officers;

•	the compensation of executive officers;

•	the management of benefit plans for employees;

•	the selection, retention and compensation of other members of senior management as the Compensation Committee may identify from time to time; and

•	any additional matters the Board delegates to the Compensation Committee.

The Compensation Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors. The Compensation Committee meets at least twice annually.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Denise Karkkainen, John (Jack) Elliott and Christine McGinley. Our Board has determined that Mmes. Karkkainen and McGinley and Mr. Elliott are independent under the current rules and regulations of the SEC, Nasdaq listing standards and applicable securities laws of Canada. The chair of our Nominating and Governance Committee is Ms. Karkkainen.

The Board has adopted a written charter setting forth the responsibilities, powers and operations of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the Company’s overall approach to corporate governance;

•	the size, composition and structure of the Board and its committees;

•	the recommendation of nominees for election to the Board and its committees;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving conflicts of interest;

•	an annual evaluation of the Board and its committees; and

•	any additional matters the Board delegates to the Nominating and Governance Committee.

The Nominating and Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors. The Nominating and Governance Committee meets at least twice annually.

Iron Compass Settlement Agreement

In March 2018, one of our shareholders, Iron Compass LLC (together with certain of its affiliates, “Iron Compass”) announced its intention to solicit proxies to withhold votes for certain of our proposed director nominees at our 2018 annual meeting of shareholders and to amend certain provisions in our bylaws and majority voting policy (the “Majority Voting Policy”) at a special meeting of shareholders. On April 14, 2018, we entered into a settlement agreement with Iron Compass (the “Iron Compass Settlement Agreement”), we agreed to appoint Messrs. Elliott and Kaplan to our Board and to subsequently nominate them as directors for election at our 2018 annual and special meeting, which was held on June 26, 2018. In connection with these appointments, Lawrence Fairholm and Michael Goldstein resigned from our Board. As part of the Iron Compass Settlement Agreement, we also amended our Majority Voting Policy.

Code of Ethics, Insider Trading Policy and Other Corporate Policies

The Company has adopted a Code of Ethics for its directors, officers, and employees. The Code of Ethics addresses, among other things, conflicts of interest, honest and ethical conduct, the full, fair, accurate, timely and understandable disclosure in periodic reports and other public documents, compliance with applicable laws, rules and regulations (including insider trading laws) and the reporting of violations of the Code of Ethics. All directors, officers, and employees are required to report violations of the Code of Ethics in accordance with the procedures set forth therein and in the Company’s whistleblower policy. The whistleblower policy also promotes, among other things, the disclosure and reporting of any questionable accounting or auditing matters, or fraudulent or misleading financial information. The Audit Committee will review the Code of Ethics and its enforcement.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. Directors, officers, employees and contractors are encouraged to terminate any relationship or interest that gives rise to a conflict of interest that cannot be resolved. In addition, directors, officers, employees and contractors are encouraged to disclose all opportunities to dispose of conflicting interests before any difficulty arises.

The Nominating and Governance Committee will make recommendations to the Board regarding all proposed related party transactions and situations involving any potential conflict of interest that is not required to be dealt with by an “independent special committee” pursuant to applicable securities legislation.

We have also developed and adopted an insider trading policy for our directors, officers, employees, and contractors. The insider trading policy promotes proper trading practices in our common shares in accordance with applicable securities legislation.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently or has been at any time an officer or employee of the Company. None of our executive officers currently serves, or has served during the last year, as a member of the board or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Involvement in Legal Proceedings

Except as disclosed below, none of our directors or executive officers have been involved in any legal proceedings requiring disclosure under U.S. federal securities laws.

Ms. McGinley was the Senior VP, Operations of Canwest Broadcasting until October 2010. In October 2009, Canwest Broadcasting, along with its principal operating subsidiary Canwest Media Inc., and certain other related entities (including the over-the-air networks and specialty cable channels and the National Post), voluntarily filed for creditor protection from bankruptcy under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). An order was successfully obtained from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the CCAA on October 6, 2009. Canwest Broadcasting successfully emerged from CCAA in October 2010 and was acquired by SHAW Communications.

ITEM 6.	EXECUTIVE COMPENSATION

As an “emerging growth company,” we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. These reporting obligations extend only to our “named executive officers” or “NEOs,” who are the individuals who (i) served as our principal executive officer, (ii) our two other most highly compensated executive officers other than the principal executive officer, and (iii) up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as one of our executive officers during the last completed fiscal year. For the fiscal year ended December 31, 2018, our NEOs were:

Name	Principal Position
Kevin O’Meara	President and Chief Executive Officer
Michael Goldstein	Former President and Chief Executive Officer
Tracy Baker	Chief Operating Officer
Geoff Gosling	Vice President, Product Development
Mogens Smed	Former Executive Chairman

Kevin O’Meara was named our President and Chief Executive Officer effective as of September 10, 2018. Michael Goldstein served as our interim President and Chief Executive Officer from December 31, 2017 until September 10, 2018. Mogens Smed served as the Executive Chairman of our Board of Directors until September 10, 2018.

2018 Summary Compensation Table

The following table provides information regarding the compensation earned by the named executive officers during the fiscal year ended December 31, 2018. Amounts in this table and the accompanying footnotes for all NEOs other than Mr. O’Meara were originally paid in Canadian dollars and have been converted to U.S. dollars using the daily average exchange rate as reported by the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2018 of C$1.3644 = US$1.00.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(6)	Option Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)(8)	All Other Compensation ($)(9)	Total ($)
Kevin O’Meara President and Chief Executive Officer(1)	2018	148,382			3,869,020	142,447		4,225,813

Michael Goldstein Former President and Chief Executive Officer(2)	2018	270,705				489,043	528,513	1,288,260

Tracy Baker Chief Operating Officer(3)	2018	248,443		74,896	63,698	149,066	378,883	914,987

Geoff Gosling Vice President, Product Development(4)	2018	248,443		74,896	63,698	149,066	378,883	914,987

Mogens Smed Former Executive Chairman(5)	2018	270,705					1,764,032	2,034,737

(1)	Mr. O’Meara was appointed as our President and Chief Executive Officer as of September 10, 2018.

(2)	Mr. Goldstein served as our interim President and Chief Executive Officer from December 31, 2017 until September 10, 2018.
(3)	Ms. Baker departed the Company on January 15, 2019.
(4)	Mr. Gosling was named Director of Innovation effective as of January 15, 2019.
(5)	Mr. Smed served as our Executive Chairman from January 2, 2018 until September 10, 2018.
(6)

The amounts included in this column represent the aggregate grant date fair value of the performance share units (“PSUs”) granted under our Performance Share Unit Plan (the “PSU Plan”), calculated using the five-day volume-weighted average trading price of the common shares on the grant date.

(7)

The amounts included in this column represent the aggregate grant date fair value of stock options, computed in accordance with FASB ASC Topic 718. The value ultimately realized upon the exercise of the stock option may or may not be equal to this determined value. For a discussion of valuation assumptions, see Note 13 included under Stock-Based Compensation in our Consolidated Financial Statements for the year ended December 31, 2018.

(8)	Represents amounts paid pursuant to the terms of our Variable Pay Plan (the “VPP”).
(9)

For Mr. Goldstein, represents severance amounts paid to him upon his termination of employment in the amount of $293,170 for a special bonus related to hiring a new chief executive officer, $120,676 for salary payable through the term of his agreement and $114,667 for a 2018 bonus; for Ms. Baker and Mr. Gosling, represents retention bonuses in the amount of $366,461 and matching contributions under our employee stock purchase plan of $12,422; for Mr. Smed, represents a retention bonus in the amount of $732,923, severance in the amount of $978,425 that was paid to him upon his termination of employment and $52,684 for the cash out of accrued unused vacation benefits.

Narrative Disclosure to Summary Compensation Table

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of executive officers. In determining base salaries, the Board also takes into account the executive officer’s knowledge of the industry and the financial resources of the Company. The Board believes that the base salaries of the executive officers are competitive to those that are received by comparable officers with comparable responsibilities in similar companies.

Short-Term Incentive Plan

We provide short-term cash incentives to our NEOs through the VPP. The VPP was constructed so that a person’s variable pay is tied to company-wide performance, placing the emphasis on team results and team work. The annual variable pay potential for each NEO represents a meaningful amount of additional compensation to act as a strong incentive, while being fiscally prudent for the Company. For 2018, target opportunities under the VPP ranged from 50-100% of base salary, and maximum bonus as outlined in the following:

Name	2018 Target (% of Base Salary)	2018 Maximum (% of Base Salary)
Kevin O’Meara	100%	150%
Michael Goldstein(1)	—	—
Tracy Baker	50%	67%
Geoff Gosling	50%	67%
Mogens Smed(2)	65%	100%

(1)

Mr. Goldstein was hired in an interim position and received bonuses based on the achievement of milestones and other objectives relating to his role. As a result, his 2018 target bonus differed from those for the other NEOs. In particular, Mr. Goldstein was eligible for a payment of up to 150% of his base salary, plus additional fixed amounts, based upon the achievement of certain qualitative performance objectives established by the Board.

(2)	Although Mr. Smed had a target amount under the VPP for 2018, we elected not to pay Mr. Smed a short-term incentive payment for services in 2018.

The 2018 Board-approved metrics under the VPP were: Adjusted Gross Profit, Adjusted EBITDA and Adjusted SG&A. For 2018, Adjusted Gross Profit was weighted 20% and each of Adjusted EBITDA and Adjusted SG&A were weighted 40%. The Compensation Committee also considers execution against strategic milestones in the final evaluation and recommendation of payouts under the plan.

For 2018, we reported Adjusted EBITDA of C$59.0 million ($43.2 million) and Adjusted SG&A of C$102.3 million ($75.0 million), both of which were above target; and Adjusted Gross Profit of C$157.3 million ($115.3 million), which was slightly below target. Such figures were prepared in accordance with the VPP and International Financial Reporting Standards, prior to our preparation of financial statements in accordance with U.S. GAAP, and may therefore deviate from similar figures presented elsewhere in this registration statement. Based on our financial performance and the formula under the VPP, the NEOs received between 122% and 133% of their target bonus amounts (i.e., between 61% and 133% of their base salaries). The specific amounts are set out above in the Summary Compensation Table. The Compensation Committee did not exercise any discretion to increase or decrease the amounts calculated under the VPP.

Long-Term Incentive Awards

In addition to the short-term incentive plan, the NEOs are eligible to receive annual awards of long-term equity incentives in the form of stock options under our Amended and Restated Incentive Option Plan (the “Option Plan”) and PSUs under the PSU Plan.

Except for Mr. O’Meara, as noted below, for 2018, target long-term incentive awards for the executives were as follows, consisting of 50% stock options and 50% PSUs:

Name	2018 Target (% of Base Salary)
Kevin O’Meara(1)	—
Michael Goldstein(2)	—
Tracy Baker	48%
Geoff Gosling	48%
Mogens Smed(3)	—

(1)

In connection with his appointment as our President and Chief Executive Officer, Mr. O’Meara received an upfront award of stock options with performance conditions to ensure immediate and substantial alignment with shareholder value creation. As such, he did not have a target long-term incentive amount for 2018.

(2)	Mr. Goldstein was hired in an interim position and his compensation did not include long-term incentive awards.
(3)	Mr. Smed did not receive a long-term incentive award for 2018.

Stock Options

Stock options are intended to reward share price growth and shareholder value creation. NEOs are eligible to receive stock option awards under our Option Plan. The Board intends for option awards to continue to be an integral part of the overall compensation program. The Board believes that option awards motivate executive behaviors that results in long-term value creation.

On September 17, 2018, in connection with his appointment as our President and Chief Executive Officer, Mr. O’Meara was granted a total of 2,475,000 stock options (the “O’Meara Options”). The O’Meara Options are subject to vesting with (i) 750,000 of the O’Meara Options vesting in equal portions on each of the first three anniversaries of the date of grant, (ii) 825,000 of the O’Meara Options vesting if and when our closing share price reaches at least C$13.26 for 20 consecutive trading days and (iii) 900,000 of the O’Meara Options vesting if and when our closing share price reaches at least C$19.89 for 20 consecutive trading days. The O’Meara Options have an exercise price of C$6.39 and expire on the fifth anniversary of the date of grant.

On September 17, 2018, Ms. Baker and Mr. Gosling were each granted 40,875 stock options (the “Baker-Gosling Options”). The Baker-Gosling Options (i) have an exercise price of C$6.39, (ii) vest over a three-year period from the date of grant and (iii) expire on the fifth anniversary of the date of grant.

PSUs

The Board has adopted the PSU Plan to complement the Option Plan and strengthen the alignment between pay and performance. The PSU Plan is designed to support our business plan and long-term strategies, to motivate executives to drive the corporate strategy, and to improve alignment of interests between executives and shareholders. PSUs vest (if at all) on the third anniversary of the date of grant and payouts are subject to a performance multiplier ranging from 0% to 200% based on a combination of absolute and relative performance measures as established by the Board. For 2018, the performance measures included: total shareholder return (relative to peer companies) (“Relative TSR”), EBITDA and performance versus budget.

The number of PSUs that were granted to each participant was determined by dividing (i) the dollar amount to be granted in PSUs by (ii) the five-day weighted average trading price of common shares immediately preceding the date of grant.

At vesting, the number of PSUs granted, including dividends notionally reinvested, will be adjusted by the performance payout multiplier and the five-day weighted average trading price of common shares immediately preceding the date of vesting.

Performance measures and award payouts may be adjusted above or below the initial grant value at time of vesting to reflect material changes to our performance and/or operating environment, or to reflect exceptional circumstances facing us. The use of discretion is based on recommendations by the Compensation Committee and approved by the Board.

The following table summarizes the material features of the stock options and PSUs.

Form of Award
Key Feature	PSU	Option
Vesting Period	Three-Year Cliff	Three Year ratable (1/3 of award vests on the 1st, 2nd, and 3rd anniversary of grant)

Term	Three Years	Five Years

Grant/Award Determination	% of base salary, subject to Board discretion	% of base salary, subject to Board discretion

Performance Measures	25% Relative TSR (defined hereafter) 75% Adjusted EBITDA Performance vs. Budget	Rewards share price appreciation

Performance Framework	Payouts range from 0x-2x grant, based on achievement of performance measures	—

Performance Period	January 1st of the year of grant to December 31st of the second year following the year of grant	—

Settlement of Awards	Settled in cash not later than December 31st of the third year following the year of grant	Settled in treasury shares

Employment Agreements

We have entered into employment agreements with our NEOs (the “Employment Agreements”). Under these Employment Agreements, each of our NEOs is entitled to a certain level of base salary, minimum short-term incentives under the VPP, as well as certain severance benefits upon a qualifying termination of employment. The Employment Agreements include customary restrictive covenants, including those precluding the executives from soliciting employees or competing with us for a period of time following termination of employment.

O’Meara Employment Agreement

On September 10, 2018, we entered into an executive employment agreement (the “O’Meara Employment Agreement”) with Mr. O’Meara. The O’Meara Employment Agreement provides Mr. O’Meara with (a) an annualized base salary of $500,000, (b) a target short-term incentive bonus opportunity equal to 100% of annual base salary (with a guaranteed pro rata bonus for calendar year 2018 of at least $150,000), (c) eligibility to participate in the Option Plan and the PSU Plan, with an initial one-time grant under the Option Plan of 2,475,000 stock options, (d) reimbursement of accounting and legal fees associated with the review and preparation of the O’Meara Employment Agreement, (e) reimbursement of all travel and out-of-pocket business expenses reasonably incurred or paid by Mr. O’Meara, including expenses related to travel to Calgary, Alberta, Canada, (f) four weeks of vacation per calendar year, and (g) eligibility to participate in our broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans. For information regarding the payments that the O’Meara Employment Agreement provides upon a termination of employment or a change in control, see “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Goldstein Employment Agreement

On April 12, 2018, we entered into an amended and restated executive employment agreement (the “Goldstein Employment Agreement”) with Mr. Goldstein. The Goldstein Employment Agreement provided for an initial term of six months, which term would automatically renew for additional six-month periods unless we provided Mr. Goldstein with notice of non-renewal at least 45 days prior to an applicable renewal date. The Goldstein Employment Agreement provided Mr. Goldstein with (a) a cash signing bonus equal to C$200,000 ($146,585), (b) an annualized base salary of at least C$534,000 ($391,381), (c) a target short-term incentive bonus opportunity equal to 100% of salary for the initial six-month term and 150% of salary for a subsequent term (d) a one-time payment of C$133,500 ($97,845), subject to employment through the completion of the initial term, (e) a special bonus of C$400,000 ($293,169) if, during the term of his employment, (1) a permanent chief executive officer was hired to replace Mr. Goldstein, (2) a change of control occurred or (3) we entered into an agreement pursuant to which it completed a transaction in which it received equity financing of greater than C$20.0 million ($14.7 million), (f) reimbursement of all expenses related to Mr. Goldstein’s relocation to Calgary, Alberta, Canada; provided that any such amounts would be repaid by Mr. Goldstein if he resigns or is terminated for just cause within 12 months of January 1, 2018, (g) four weeks of vacation per calendar year, and (h) eligibility to participate in our broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans; provided that in lieu of participating in our disability policy, we would pay Mr. Goldstein’s private policy at a rate of $1,800 quarterly. As noted herein, Mr. Goldstein’s employment with the Company ended on September 10, 2018.

Baker Employment Agreement and Retention Bonus Agreement

On October 22, 2013, we entered into an executive employment agreement (the “Baker Employment Agreement”) with Ms. Baker. The Baker Employment Agreement provides Ms. Baker with (a) an annualized base salary of at least C$316,800 ($232,190), (b) eligibility to participate in the VPP, (c) eligibility to participate in the Option Plan, (d) reimbursement of all travel and out-of-pocket business expenses reasonably incurred or paid by Ms. Baker, (e) four weeks of vacation per calendar year (increasing one week every five years up to a maximum of six weeks), and (f) eligibility to participate in our broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans; provided that the aggregate value of such benefits will not be reduced by more the 5%. For information regarding the payments that the Baker Employment Agreement provides upon a termination of employment or a change in control, see “—Additional Narrative Disclosure.”

Additionally, on January 17, 2018, we entered into a retention bonus agreement with Ms. Baker (the “Baker Bonus Agreement”) that provides that Ms. Baker will receive a one-time cash retention bonus of C$500,000 ($366,461) (the “Baker Retention Bonus”), provided that she remains employed by us through March 31, 2019. Pursuant to the terms of the Baker Bonus Agreement, Ms. Baker received the Baker Retention Bonus on February 1, 2018, subject to the Company’s right to clawback (i) 100% of the Baker Retention Bonus if Ms. Baker terminates her employment without good reason or her employment is terminated by us for just cause prior to September 30, 2018 or (ii) 50% of the Baker Retention Bonus if Ms. Baker terminates her employment without good reason or her employment is terminated by us for just cause prior to March 31, 2019.

Gosling Employment Agreement and Retention Bonus Agreement

On October 21, 2013, we entered into an executive employment agreement (the “Gosling Employment Agreement”) with Mr. Gosling. The Gosling Employment Agreement provides Mr. Gosling with (a) an annualized base salary of at least C$316,800 ($232,190), (b) eligibility to participate in the VPP, (c) eligibility to participate in the Option Plan, (d) reimbursement of all travel and out-of-pocket business expenses reasonably incurred or paid by Mr. Gosling, (e) four weeks of vacation per calendar year (increasing by one week every five years of service up to and including the 20th year of service), and (f) eligibility to participate in the Company’s broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans; provided that the aggregate value of such benefits will not be reduced by more the 5%. For information regarding the payments that the Gosling Employment Agreement provides upon a termination of employment or a change in control, see “—Additional Narrative Disclosure.”

Additionally, on January 17, 2018, we entered into a retention bonus agreement with Mr. Gosling (the “Gosling Bonus Agreement”) that provides that Mr. Gosling will receive a one-time cash retention bonus of C$500,000 ($366,461) (the “Gosling Retention Bonus”), provided that he remains employed by us through March 31, 2019. Pursuant to the terms of the Gosling Bonus Agreement, Mr. Gosling received the Gosling Retention Bonus on February 1, 2018, subject to the Company’s right to clawback (i) 100% of the Gosling Retention Bonus if Mr. Gosling terminates his employment without good reason or his employment is terminated by us for just cause prior to September 30, 2018 or (ii) 50% of the Gosling Retention Bonus if Mr. Gosling terminates his employment without good reason or his employment is terminated by us for just cause prior to March 31, 2019.

Smed Employment Agreement and Retention Bonus Agreement

On January 17, 2018, we entered into an amended executive employment agreement (the “Smed Employment Agreement”) with Mr. Smed. The Smed Employment Agreement provides Mr. Smed with (a) an annualized base salary of C$534,000 ($391,381), (b) eligibility to participate in the VPP, (c) eligibility to participate in the Option Plan, (d) reimbursement of all travel and out-of-pocket business expenses reasonably incurred or paid by Mr. Smed, (e) four weeks of vacation per calendar year (increasing by one week every five years of service up to and including the 20th year of service), and (f) eligibility to participate in our broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans; provided that the aggregate value of such benefits will not be reduced by more the 5%. As noted herein, Mr. Smed’s employment with the Company ended on September 10, 2018.

Additionally, on January 17, 2018, we entered into a retention bonus agreement with Mr. Smed (the “Smed Bonus Agreement”) that provides that Mr. Smed will receive a one-time cash retention bonus of C$1,000,000 ($732,923) (the “Smed Retention Bonus”), provided that he remains employed by us through March 31, 2019 and that he fulfills certain duties as the Executive Chairman. Pursuant to the terms of the Smed Bonus Agreement, Mr. Smed received the Smed Retention Bonus on February 1, 2018, subject to the Company’s right to clawback (i) 100% of the Retention Bonus if Mr. Smed terminates his employment without good reason or his employment is terminated by us for just cause prior to September 30, 2018 or (ii) 50% of the Smed Retention Bonus if Mr. Smed terminates his employment without good reason or his employment is terminated by us for just cause prior to March 31, 2019.

Employee Share Purchase Plan

The Board has adopted an Employee Share Purchase Plan (“ESPP”) to encourage ownership of common shares and to align the interest of employees, including NEOs, more closely with those of shareholders. All employees, including the NEOs, are eligible to participate in the ESPP. Pursuant to the ESPP, employees are able to purchase common shares up to an aggregate amount of 10% of their base salaries, with DIRTT contributing an additional 50% of each employee-contributed amount towards further purchases. All common shares are purchased through the facilities of the open market and all common shares purchased through DIRTT contributions are required to be held for a minimum of one year from the date of purchase. Contributions by DIRTT are a taxable benefit to employees.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards that were held by our NEOs as of December 31, 2018.

	Option Awards					Stock Awards
Named Executive Officer	Grant Date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable	Option exercise price (C$)(2)	Option expiration date	Equity incentive plan awards: Number of shares or units of stock that have not vested (#)(3)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(4)
Kevin O’Meara	9/18/2018	—	2,475,000	6.39	9/17/2023	—	—

Michael Goldstein		—		—	—	—	—

Tracy Baker	9/18/2018 11/21/2016	25,000	40,875 12,500	6.39 5.76	9/17/2023 11/20/2021	15,992	71,615

Geoff Gosling	9/18/2018 11/21/2016 8/17/2015 6/30/2014	25,000 100,000 75,000	40,875 12,500	6.39 5.76 6.10 3.59	9 17/2023 11/20/2021 8/16/2020 6/30/2019	15,992	71,615

Mogens Smed		—		—	—	—	—

(1)

Represents options granted on the date indicated under the Option Plan. Options generally vest in equal 1/3 tranches on the first three anniversaries of the date of grant. For Mr. O’Meara, 750,000 options vest pursuant to the general rule; 825,000 options vest only when our share price reaches C$13.26; and 900,000 options vest only when our share price reaches C$19.89.

(2)	Option exercise price in C$.
(3)

Represents the target number of PSUs granted under the PSU Plan. The number of PSUs that actually vest at the end of the three-year performance period may range from 0%-200% of the number of PSUs granted based on a combination of Relative TSR and Adjusted EBITDA relative to budget.

(4)

Amounts in this column are calculated based on target performance using a per-share value of C$6.11 ($4.48), which was the closing price of a share on the TSX on December 31, 2018, and have been converted to U.S. dollars using the exchange rate as reported by the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2018 of C$1.3644 = US$1.00.

Additional Narrative Disclosure

The Employment Agreements generally provide for severance payments and benefits following certain terminations of employment. Payments and benefits under the Goldstein Employment Agreement and Smed Employment Agreement are not described in this registration statement because neither Mr. Goldstein or Mr. Smed was employed by us on December 31, 2018.

For Mr. O’Meara, upon termination of employment by us without “just cause,” by Mr. O’Meara for “good reason,” or on “disability” (each as defined hereafter), Mr. O’Meara will be entitled to (i) payment of accrued but unpaid salary, (ii) reimbursement of expenses incurred up to and including the date of termination, (iii) continued health coverage during the “severance period” (as defined hereafter), (iv) continued payment of salary during the severance period, and (v) payment of a pro-rata bonus for the year of termination, based on actual performance.

As used in the O’Meara Employment Agreement, the following terms generally have the following definitions:

•

“good reason” means a significant adverse alteration in Mr. O’Meara’s title, position, nature or status of responsibilities; the requirement to relocate Mr. O’Meara’s residence from Dallas, Texas; a reduction of 15% or more in salary or bonus opportunity; the discontinuation of any compensation plan or benefits plan that is material to Mr. O’Meara’s total compensation, unless replaced by an equally favorable plan; our failure to ensure that any successor assumes the O’Meara Employment Agreement; or our breach of any material provision of the O’Meara Employment Agreement;

•

“just cause” means any willful misconduct; willful act of dishonesty or fraud; willful violation of our policies; gross negligence that has a material adverse effect on us; or conviction of a felony criminal offence punishable by indictment; and

•	“severance period” means 12 months, plus one month for each full or partial year of Mr. O’Meara’s employment with us, up to a maximum of 18 months.

For each of Ms. Baker and Mr. Gosling, upon termination of employment by us without “just cause,” by the NEO for “good reason,” or on “disability” (each as defined hereafter), Ms. Baker or Mr. Gosling will be entitled to (i) payment of unpaid salary or bonus, (ii) payment of any unused vacation, (iii) reimbursement of expenses incurred up to and including the date of termination, (iv) continued payment of salary during the severance period, or, if elected by the NEO, a lump sum payment equal to the number of months in the severance period, minus two, multiplied by the NEO’s monthly salary, and (v) payment of a pro-rata bonus for the year of termination, based on actual performance.

As used in the Baker Employment Agreement and the Gosling Employment Agreement, the following terms generally have the following definitions:

•

“good reason” means, without the NEO’s consent, a material change or diminution of the NEO’s title, authority, status, duties, reporting relationship, or responsibilities; a material reduction in salary, benefits, pension, variable and incentive compensation, perquisites and allowances; the requirement that the NEO be based anywhere other than at our corporate headquarters in Calgary, Alberta, Canada; our breach of any material provision of the applicable Employment Agreement; or any other reason that would be concluded by a court of competent jurisdiction to amount to a constructive dismissal at common law;

•

“just cause” means fraud, misappropriation of our property or funds; embezzlement, malfeasance, misfeasance or nonfeasance in office, which is willfully or grossly negligent on the part of the NEO; the willful allowance by the NEO of allowing his personal interests to come into conflict in any material way with our interests; the breach of any non-competition, non-solicitation or confidentiality covenants in the applicable Employment Agreement; and

•	“severance period” means 12 months, plus one month for each full or partial year of Ms. Baker’s employment with us, up to a maximum of 18 months, and means 24 months for Mr. Gosling.

Director Compensation

Non-executive directors are compensated by annual retainer, payable in cash and equity. The equity component is currently in the form of deferred share units (“DSUs”) under our Deferred Share Unit Plan for Non-Employee Directors (the “DSU Plan”). Director compensation levels are set with reference to the 50th percentile of our peers.

The base annual retainer for directors is C$100,000 ($73,292), with the chair of the Board receiving an annual retainer of C$150,000 ($109,938). The Audit Committee Chair is paid an annual retainer of C$15,000 ($10,994) and members of the Audit Committee are paid an annual retainer of C$7,500 ($5,497). The Chairs of the Compensation Committee and Nominating and Governance Committee are each paid an annual retainer of C$10,000 ($7,329) and members of those committees are paid annual retainers of C$5,000 ($3,665). Directors do not receive fees for attending meetings of the Board or standing committees; however, directors may be compensated for additional committee work as approved by the Board from time to time. Executive directors do not receive any compensation for their services as directors.

Beginning in the fourth quarter of 2018, directors receive at least 50% of their annual retainers in the form of DSUs and, going forward, may elect, irrevocably and in advance, to receive up to 100% of such retainers in DSUs. We also reimburse the directors for out-of-pocket expenses for attending meetings.

Deferred Share Unit Plan

The Board adopted and approved the DSU Plan as part of our transition away from stock options for our non-executive directors. DSUs are notional units which have the same value as the common shares. Under the plan, non-executive directors will be credited a minimum of 50% of their annual retainer, and may elect, irrevocably and in advance, to receive up to 100% of their annual retainer in DSUs quarterly. The number of DSUs granted quarterly is determined using the five-day weighted average trading price of the common shares prior to each grant date.

Each DSU entitles the holder, upon resignation, death or retirement from the Board, to receive a cash payment equal to the five-day weighted average trading price of the common shares prior to settlement.

Director Compensation Table

The following table sets forth a summary of the compensation we paid to our non-employee directors during 2018. Amounts in this table were originally paid in Canadian dollars and have been converted to U.S. dollars using the daily average exchange rate as reported by the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2018 of C$1.3644 = US$1.00.

Director	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	All Other Compensation ($)		Total Compensation ($)
Wayne Boulais	104,808	9,162			113,970
Gregory F. Burke(2)	35,841	0			35,841
John F. (Jack) Elliott(3)	48,946	9,162			58,174
Lawrence D. Fairholm(4)	24,599	0			24,599
Richard Haray	90,516	9,162			99,678
Ronald Kaplan(3)(5)	58,634	9,162	265,901	(5)	333,697

Director	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
Todd Lillibridge	108,106	9,162		117,268
Denise Karkkainen	160,510	18,323		178,833
Christine McGinley	77,690	18,323		96,013
Steve Parry	105,174	27,485		132,659

(1)

Amounts in this column include annual retainers as well as additional compensation for special committee work undertaken by directors and approved by the Board. In 2018, the Board established a special committee in response to an inbound transaction proposal and an ad hoc committee to oversee the management transition. The Board also assigned a special mandate to the Nominating and Governance Committee to conduct a corporate governance review and address shareholder concerns; under this mandate, among other things, the Nominating and Governance Committee oversaw the response to, and ultimate settlement with Iron Compass.

(2)	Mr. Burke ceased to be a director effective June 26, 2018.
(3)	Messrs. Elliott and Kaplan became directors effective April 14, 2018.
(4)	Mr. Fairholm ceased to be a director effective April 14, 2018.
(5)	Mr. Kaplan provided advisory and consulting services to us under a separate agreement in connection with the management transition.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Parties

In addition to the director and executive compensation arrangements discussed above in Item 5. “Directors and Executive Officers” and Item 6. “Executive Compensation,” the following describes transactions since January 1, 2016, to which we have been or will be a participant, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of any class of our voting shares, or any member of the immediate family of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Prior to fiscal year 2018, our co-founder and former Executive Chairman and Chief Executive Officer, Mogens Smed, and the Company engaged in a flagship residential project (the “Project”), which was to be his primary residence and also used to develop and refine our timber and residential construction and design capabilities across our vertical markets. As part of the Project, Mr. Smed purchased various DIRTT Solutions from the Company, based on price lists in force and available to all employees. We recorded $0.9 million of revenue from Mr. Smed in connection with the Project during the year ended December 31, 2017, and $0.1 million of revenue from Mr. Smed during the year ended December 31, 2016. At December 31, 2017, we had $1.0 million of accounts receivable due from Mr. Smed.

The total cost of the Project incurred by Mr. Smed was approximately C$4.0 million. The Project was collaborative in nature and benefitted the Company by allowing us to showcase the quality, speed and uniqueness of our timber and residential solutions through client events and tours. In reviewing the Project and associated costs, and considering the significant benefit to the Company, the Board determined that the Company should bear a meaningful portion of the construction costs. Accordingly, we settled Mr. Smed’s accounts receivable of $1.0 million and paid taxes on his behalf of $1.3 million associated with the Project. We recorded $2.3 million as sales and marketing expense and general and administrative expense.

The amount of C$3.3 million ($2.6 million) was reported as compensation to Mr. Smed in our Management Information Circular for 2017 (as filed on the System of Electronic Document Analysis and Retrieval). Mr. Smed ceased to be the Executive Chairman and Chief Executive Officer in 2018, and he retained title to the Project.

On February 1, 2005, we sold convertible debentures in the amount of $0.5 million to Mr. Smed, the proceeds of which we used to meet certain financial obligations. In connection with our repayment of these debentures and at our request, Mr. Smed agreed to be issued common shares in lieu of cash. We then issued a note receivable in the amount of $0.5 million on August 1, 2013 to Mr. Smed as an advance to enable him to meet certain personal financial obligations, which note bore interest at 5.0% per annum and was secured by a pledge of 250,000 of our common shares held by Mr. Smed. He repaid the full balance of this note receivable during 2016.

One of our former directors, Gregory Burke, is the owner and chief executive officer of Lane Office Furniture Inc., which is one of our Distribution Partners. All transactions with Lane Office Furniture Inc. have occurred during the ordinary course of business at arm’s length and are based on standard commercial terms. We recorded revenue of $2.9 million, $5.8 million and $7.8 million during the years ended December 31, 2018, 2017 and 2016, respectively. We also recorded rebates paid of $0.1 million in each of the years ended December 31, 2018, 2017 and 2016. For the six months ended March 31, 2018, we reported revenue of $2.9 million and rebates of $0.04 million. Mr. Burke did not stand for re-election at our 2018 annual meeting of shareholders and ceased to be a director in June 2018.

We entered into the Iron Compass Settlement Agreement with Iron Compass on April 14, 2018, pursuant to which, among other things, Ronald Kaplan and John (Jack) Elliott were appointed to the Board. We reimbursed Iron Compass $0.2 million for expenses incurred during 2018. For additional information, please see Item 5. “Directors and Executive Officers – Iron Compass Settlement Agreement.”

Ronald Kaplan, one of our directors, entered into a consulting agreement with the Company on June 24, 2018 (the “Consulting Agreement”), pursuant to which he provided advisory and consulting services while we were engaged in an executive search for a new chief executive officer in 2018. The Consulting Agreement terminated in September 2018. In connection with this Consulting Agreement, Mr. Kaplan received compensation in the amount of $0.28 million during the fiscal year ended December 31, 2018.

Related Party Transactions Policy

Upon the listing of our common shares on Nasdaq, the Board intends to replace our current policy regarding related party transactions with an updated related party transactions policy (the “Related Party Transactions Policy”). The updated Related Party Transactions Policy will provide that our Nominating and Governance Committee will be responsible for reviewing “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships), to which we are a party, in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has, had or will have a direct or indirect material interest. For purposes of this policy, a “related person” is defined to include a director, executive officer, nominee for director and greater than 5% beneficial owner of our voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. In determining whether to approve or ratify any such transaction, the Nominating and Governance Committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.

The Project and the note receivable issued by the Company to Mr. Smed were entered into prior to the adoption of a formal related party transaction policy but were generally reviewed by the Board prior to entry of the respective transactions. Transactions with Lane Office Furniture occurred in the ordinary course of business and were not approved by the Board, although the Board was generally informed of the transactions. The Iron Compass Settlement Agreement and the Consulting Agreement were both approved by the Board pursuant to the related party transaction policy in place at the time of the transaction.

Director Independence

See Item 5. “Directors and Executive Officers – Board Composition.”

ITEM 8.	LEGAL PROCEEDINGS

We may, from time to time, become involved in other legal proceedings or be subject to claims arising in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information; Holders of Record

Our common shares are traded on the TSX under the symbol “DRT.” Additionally, our common shares have been quoted on the OTC Markets Group’s Pink tier under the symbol “DRTTF” and upon effectiveness of this registration statement, our common shares will be traded on Nasdaq. Quotations as reported on the over-the-counter market reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

As of August 1, 2019, there were 84,681,364 common shares outstanding and 222 shareholders of record.

Dividends

We have not declared or paid any cash dividends on our common shares to date. The declaration and payment of dividends is at the discretion of the Board, taking into account (i) our earnings, capital requirements and financial condition, (ii) restrictions on our ability to pay dividends under our RBC Credit Facility, and (iii) such other factors as the Board considers relevant. Our RBC Credit Facility generally limits our ability to pay any dividends or make any other distribution on our outstanding capital shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Credit Facility” for more information.

Securities Authorized for Issuance under Equity Incentive Plans

On December 31, 2018, we were authorized to issue options covering up to 8,466,032 common shares. As of that date, we had issued options to purchase 6,859,851 common shares, leaving a maximum amount of 1,606,181 common shares available for future option issuances. The following table sets out the number of common shares to be issued upon exercise of outstanding options issued pursuant to our Amended and Restated Incentive Stock Option Plan and the weighted average exercise price of outstanding options for the periods indicated:

	December 31, 2018
	Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options (C$)	Number of Securities Remaining Available for Future Issuances
Equity Compensation Plans Approved by Security Holders	6,859,851	$5.88	1,606,181
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	6,859,851	$5.88	1,606,181

As of December 31, 2018, we had no warrants or other common share-related rights outstanding.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

During the last three fiscal years, the Company issued the following securities that were not registered under the Securities Act:

•

During the year-to-date period of 2019, we granted to certain of our employees 1,093,182 stock options. These securities were issued under our Amended and Restated Incentive Stock Option Plan without registration in reliance on Rule 701 promulgated under the Securities Act.

•

During the year ended December 31, 2018, we granted to certain of our employees 3,327,525 stock options. These securities were issued under our Amended and Restated Incentive Stock Option Plan without registration in reliance on Rule 701 or Regulation S promulgated under the Securities Act.

•

During the year ended December 31, 2017, we granted to certain of our employees 57,500 stock options. These securities were issued under our Amended and Restated Incentive Stock Option Plan without registration in reliance on Rule 701 or Regulation S promulgated under the Securities Act.

•

During the year ended December 31, 2016, we granted to certain of our directors and employees 1,671,625 stock options. These securities were issued under our Amended and Restated Incentive Stock Option Plan without registration in reliance on Rule 701 or Regulation S promulgated under the Securities Act.

ITEM 11.	DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The following description of our capital share structure is a summary only and is qualified in its entirety by reference to our articles of amalgamation and bylaws, which are included as Exhibits 3.1 and 3.2, respectively, of this registration statement.

This registration statement relates to the registration of our common shares under Section 12(b) of the Exchange Act, and a summary of the material terms of the common shares appears below.

The holders of common shares are entitled to notice of and to attend at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote) and are entitled to one vote per common share. Holders of common shares are not entitled to cumulative voting rights in respect of the election of directors or otherwise. There are no restrictions on foreign holders voting our common shares. Holders of common shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of dissolution, our holders of common shares are entitled to share equally on a pro rata basis in the remaining property of the Company.

Capital Structure. Under our articles of amalgamation, we have the authority to issue: (i) an unlimited number of common shares, and (ii) preferred shares issuable in one or more series having the designation, rights, privileges and conditions attaching to each series of such shares as the directors may fix by resolutions from time to time before the issuance thereof, and each series to consist of such number of shares as may, before the issuance thereof, be determined by resolution of the directors, except that the directors may not issue any preferred shares if by doing so the aggregate number of preferred shares that would then be issued and outstanding would exceed 20 percent of the aggregate number of common shares then issued and outstanding. Under Alberta law, there is no franchise tax on our authorized share capital.

Shareholder Approval; Vote on Extraordinary Corporate Transactions. Under the ABCA, certain extraordinary corporate actions, such as a name change, amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all, or substantially all, of the property of a corporation (other than in the ordinary course of business), and other extraordinary corporate actions such as liquidations, dissolutions and arrangements (if ordered by a court), are required to be approved by a “special resolution” of shareholders.

A “special resolution” is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution, or (ii) signed by all shareholders entitled to vote on the resolution. In specified cases, a special resolution to approve an extraordinary corporate action is required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Amendments to the Governing Documents. Under the ABCA, amendments to the articles of a corporation generally require approval by special resolution of shareholders. If the proposed amendment would affect a particular class of shares in certain specified ways, the holders of shares of that class are entitled to vote separately as a class on the proposed amendment, whether or not the shares otherwise carry the right to vote.

The ABCA allows the directors, by resolution, to make, amend or repeal any bylaws that regulate the business or affairs of the corporation. When directors make, amend or repeal a bylaw, they are required, under the ABCA, to submit the change to shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, the amendment or the repeal with the approval of a majority of the votes cast by shareholders who voted on the resolution. If a bylaw, or an amendment or a repeal of a bylaw, is rejected by the shareholders, or if the directors do not submit a bylaw, or an amendment or a repeal of a bylaw, to the shareholders, the bylaw, amendment or repeal ceases to be effective and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

On March 31, 2019, our Board approved an amendment and restatement of our bylaws and such amendment and restatement was confirmed by our shareholders at the annual and special meeting of shareholders held on May 9, 2019.

Quorum of Shareholders. The ABCA provides that, unless the bylaws provide otherwise, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. The bylaws provide that a quorum is present if there are at least two persons present in person representing, in the aggregate, not less than 25% of the outstanding shares carrying voting rights at the meeting. In connection with our listing on Nasdaq, we have undertaken to present at our next annual general meeting or special meeting of shareholders, to be held by June 30, 2020, an amendment to our bylaws that would set the quorum threshold at no less than 33-1/3% of our outstanding common shares (represented either in person or by proxy) for future meetings of shareholders. We have also undertaken to postpone or adjourn the meeting unless at least 33-1/3% of our outstanding common shares are represented, either in person or by proxy, at the meeting. Should our shareholders not approve the bylaw quorum amendment, we will postpone or adjourn any future meetings of shareholders unless at least 33-1/3% of our outstanding common shares are represented at such meetings and will present the bylaw quorum amendment at future meetings of shareholders until passed.

Calling Meetings. The ABCA provides that the directors shall call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting, and may at any time call a special meeting of shareholders. Pursuant to our articles of amalgamation and our bylaws, meetings of shareholders may be held inside or outside Alberta at such place as may be determined by the Board from time to time. The registered holders or beneficial owners (as defined in the ABCA) of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition, but the beneficial owners of shares do not thereby acquire the direct right to vote at the meeting that is the subject of the requisition.

Shareholder Consent in Lieu of Meeting. Under the ABCA, a resolution in writing signed by all of the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.

Director Election, Qualification and Number. The ABCA provides for the election of directors by a plurality vote (i.e., shareholders may either vote “for” or “withhold” from voting for a director) at an annual meeting of shareholders. The ABCA states that a corporation shall have one or more directors but a distributing corporation whose shares are held by more than one person shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Additionally, at least one-fourth of the directors must be resident Canadians.

Pursuant to the Majority Voting Policy of the Company, if any director nominee receives a number of votes “withheld” from his or her election equal to or greater than votes “for” such election, such nominee should submit his or her offer of resignation to the lead director or Chair of the Board. The Nominating and Governance Committee will review such resignation offer and make a recommendation to the Board of whether or not to accept it. The Nominating and Governance Committee is expected to recommend acceptance of the resignation offer to the Board, and the Board is expected to accept such recommendation and resignation offer, except where exceptional circumstances would warrant the director nominee continuing to serve on the Board. The director nominee will not participate in any deliberations of the Nominating and Governance Committee or the Board with respect to his or her resignation offer. Within 90 days of receiving the resignation offer, the Board will make a decision and issue a press release announcing whether it has accepted or rejected the director nominee’s resignation. The resignation will be effective only when accepted by the Board. The Majority Voting Policy of the Company does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board.

Vacancies on Board of Directors. Under the ABCA, a vacancy among the directors created by the removal of a director may be filled at the meeting of shareholders at which the director is removed. The ABCA also allows a vacancy on the board to be filled by a quorum of directors, except when the vacancy is a result of an increase in the number or minimum number of directors or a failure to elect the number or minimum number of directors required by the articles of a corporation. In addition, the ABCA and our articles of amalgamation provide that the directors may, between annual general meetings, appoint one or more additional directors of the corporation to serve until the next annual general meeting, so long as the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the corporation.

Removal of Directors; Terms of Directors. Under the ABCA, provided that the articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an “ordinary resolution” at a meeting of the shareholders of that class or series.

An “ordinary resolution” means a resolution (i) passed by a majority of the votes cast by the shareholders who voted in respect of that resolution, or (ii) signed by all the shareholders entitled to vote on that resolution.

Fiduciary Duty of Directors. Directors of a corporation existing under the ABCA have fiduciary obligations to the corporation. The ABCA requires directors and officers of an Alberta corporation, in exercising their powers and discharging their duties, to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Officers and Directors. Under the ABCA and pursuant to our bylaws, we will indemnify present and former directors and officers against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment that is reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the person is made a party because he or she acted as a director or officer of the corporation. In order to qualify for indemnification such directors or officers must:

•	have acted honestly and in good faith with a view to the best interests of the corporation; and

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

We carry liability insurance for our and our subsidiaries’ officers and directors, as permitted by our bylaws and the ABCA.

The ABCA also provides that such persons are entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred in connection with the defense of any such proceeding if the person: (i) was substantially successful on the merits in the person’s defense of the action or proceeding; (ii) otherwise meets the qualifications for indemnity described above; and (iii) is fairly and reasonably entitled to indemnity.

Dissent or Dissenters’ Appraisal Rights. The ABCA provides that shareholders of a corporation are entitled to exercise dissent rights and be paid by the corporation the fair value of their shares in connection with specified matters, including, among others:

•	an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares;

•	an amendment to the corporation’s articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

•	an amalgamation with another corporation (other than with certain affiliated corporations);

•	a continuance under the laws of another jurisdiction; and

•	a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business.

However, a shareholder is not entitled to dissent if an amendment to the articles of the corporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Oppression Remedy. The ABCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any security holder, creditor, director or officer of the corporation if an application is made to a court by a “complainant.”

A “complainant” with respect to a corporation means any of the following:

•	a present or former registered holder or beneficial owner of a security of the corporation or any of its affiliates;

•	a present or former director or officer of the corporation or of any of its affiliates;

•	a creditor in respect of an application under a derivative action; or

•	any other person who, in the discretion of the court, is a proper person to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s discretion under the oppression remedy, the exercise of that discretion does not depend on a finding of a breach of legal rights.

Derivative Actions. Under the ABCA, a complainant may also apply to the court for permission to bring an action in the name of, and on behalf of, the corporation or any of its subsidiaries, or to intervene in an existing action to which the corporation or its subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on the corporation’s behalf or on behalf of its subsidiary. Under the ABCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that:

•

the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the ABCA, the court in a derivative action may make any order it sees fit, including an order: (i) authorizing the complainant to control the conduct of the lawsuit, (ii) directing payments to former and present security holders, and (iii) requiring the corporation to pay reasonable legal fees incurred by the complainant.

Examination of Corporate Records. Under the ABCA, upon payment of a prescribed fee, a person is entitled, during usual business hours, to examine certain corporate records, such as the securities register and a list of shareholders, and to make copies of or extracts from such documents.

Shareholder Rights Plan

On April 3, 2014, our Board adopted a shareholder rights plan agreement, as amended from time to time (the “Rights Plan”), which was ratified by our shareholders on May 13, 2014 and May 3, 2017. The Rights Plan is designed to ensure that our shareholders are treated equally and fairly in connection with any initiative to acquire control of the Company. The Rights Plan is intended to: (i) prevent, to the extent possible, a creeping takeover of the Company; (ii) provide us with additional time to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of our outstanding common shares; and (iii) discourage certain discriminatory and coercive aspects of takeovers. The Rights Plan is set to expire at the close of our annual meeting of shareholders in 2020, unless ratified by our shareholders at or prior to such meeting.

The Rights Plan provides that one right will be issued by us in respect of each common share. The rights initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering the rights occurs. The rights will become exercisable and begin trading separately from the common shares if a person acquires “beneficial ownership” (as defined in the Rights Plan) of 20% of more of our common shares without complying with the “Permitted Bid” provisions of the Rights Plan. Should such an acquisition occur or be announced, each right would then entitle the shareholder to acquire an additional common share at an initial exercise price equal to three times the market price at the applicable time.

Under the Rights Plan, a Permitted Bid is a takeover bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

Other Important Ownership and Exchange Controls

There is no limitation imposed by applicable Alberta law or by our articles of amalgamation on the right of a non-resident to hold or vote our common shares, other than as discussed herein.

Competition Act. Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to seek a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which order may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of voting our shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period.

Investment Canada Act. The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) that acquires “control” of a “Canadian business,” where the acquisition of control is not a reviewable transaction, to file a notification in prescribed form with the Canadian Government (Department of Innovation, Science and Economic Development) not later than 30 days after closing. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act.

Under the Investment Canada Act, an investment in our common shares by a non-Canadian that is a private sector “trade agreement investor,” including a United States investor, would be reviewable only if it were an investment to acquire control of our business pursuant to the Investment Canada Act and the enterprise value of our business (as determined pursuant to the Investment Canada Act) were to be equal to or greater than C$1.568 billion. An investment in our common shares by a non-Canadian that is a private sector World Trade Organization member country investor would be reviewable only if the enterprise value of our business (as determined pursuant to the Investment Canada Act) were to be equal to or greater than C$1.045 billion. Different rules apply if the non-Canadian investor is a “state owned enterprise” (as determined pursuant to the Investment Canada Act). The Investment Canada Act contains various rules to determine whether an investment is an acquisition of control of a Canadian business. For example, for purposes of determining whether an investor acquires control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: (i) the acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation, (ii) the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares, and (iii) the acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

Under the Investment Canada Act, the Canadian Government may review on a discretionary basis a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada” to assess whether such investment may be injurious to national security. No financial threshold applies to a national security review. The federal government has broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review.

There are limited exemptions to a review of an acquisition of our common shares under the Investment Canada Act, subject to the Canadian Government’s discretion to conduct a national security review, including, generally: the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; and the acquisition of control of our business in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act.

Other. There is no law, governmental decree or regulation in Alberta that restricts the export or import of capital or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our common shares, other than withholding and other tax requirements.

Canadian Tax Matters Applicable to Ownership of Our Common Shares

Holders Resident in the United States

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a beneficial holder of our common shares who, for the purposes of the Tax Act and the Canada-United States Income Tax Convention (1980) (the “Treaty”), and at all relevant times, (i) is not and is not deemed to be resident in Canada, (ii) is a resident of the United States for the purposes of the Treaty and is entitled to the full benefits thereunder, and (iii) does not use or hold and is not deemed to use or hold our common shares in connection with a business carried on in Canada (each such holder, a “U.S. Resident Holder”). This summary is not generally applicable to a U.S. Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere, (ii) a “financial institution,” or (iii) an “authorized foreign bank,” each as defined in the Tax Act.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to a U.S. Resident Holder. The income and other tax consequences of acquiring, holding or disposing of our common shares will vary depending on a holder’s particular status and circumstances, including the country, province or territory in which the holder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. No representations are made with respect to the income or other tax consequences to any particular holder. Holders should consult their own tax advisors for advice with respect to the income and other tax consequences of acquiring, holding and disposing of our common shares in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

This summary does not discuss any non-Canadian income or other tax consequences of acquiring, holding or disposing of common shares. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that there may be tax consequences both in Canada and in such other jurisdiction. Such consequences are not described herein. Holders should consult with their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, on our common shares to a U.S. Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of the Treaty. The rate of withholding tax under the Treaty applicable to a U.S. Resident Holder that beneficially owns such dividends is generally reduced to 15%, unless the U.S. Resident Holder is a company that owns at least 10% of our voting shares at that time, in which case the rate of Canadian withholding tax is reduced to 5%. The Company will be required to withhold and deduct the required amount of withholding tax from any dividends and to remit it to the Canada Revenue Agency for the account of the U.S. Resident Holder. U.S. Resident Holders who may be eligible for a reduced rate of withholding tax on dividends pursuant to the Treaty should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

Disposition of Common Shares

A U.S. Resident Holder who disposes or is deemed to dispose of a common share will not be subject to tax under the Tax Act on any capital gain realized on such disposition, provided that the common shares are not “taxable Canadian property” of the U.S. Resident Holder at the time of the disposition and such common shares are not “treaty-protected property,” each within the meaning of the Tax Act.

Generally, a common share of a particular U.S. Resident Holder will not be “taxable Canadian property” of such U.S. Resident Holder at any time at which such common share is listed on a “designated stock exchange,” within the meaning of the Tax Act (which includes the TSX and the Nasdaq), unless, at any time during the 60-month period immediately preceding that time:

•

one or any combination of (i) the U.S. Resident Holder, (ii) persons with whom the U.S. Resident Holder does not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the U.S. Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the share capital of the Company; and

•

more than 50% of the fair market value of the common shares was derived (directly or indirectly) from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties,” (iii) “timber resource properties,” and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, all as defined for the purposes of the Tax Act.

Common shares may also be deemed to be “taxable Canadian property” in certain circumstances as set out in the Tax Act.

In the event that a common share is “taxable Canadian property,” within the meaning of the Tax Act, to a U.S. Resident Holder at the time of disposition, such U.S. Resident Holder should consult its own tax advisor as to the Canadian federal income tax consequences of the disposition, including any Canadian tax compliance obligations.

Certain United States Federal Income Tax Considerations for U.S. Holders

The following is a summary of the material U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below) that holds our common shares as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common shares under the constructive sale provisions of the Code;

•	persons that acquired our common shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long term residents of the United States;

•

United States persons (as defined under Section 957(c) of the Code) that own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, or 10 percent or more of the total value of shares of our stock; and

•

persons that hold our common shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holder Defined

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common shares to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common shares by such partnership.

Cash Dividends and Other Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to treat distributions, if any, received with respect to our common shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in our common shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the U.S. Holder. DIRTT Environmental Solutions Ltd. has not historically maintained calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles and may not do so in the future. U.S. Holders should therefore assume that any distribution with respect to our common shares will constitute dividend income. Dividends paid on our common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its common shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program, which the U.S. Treasury Department has determined is satisfactory for these purposes. Following the effectiveness of this registration statement, our common shares are expected to be readily tradable on established securities markets (TSX and Nasdaq). However, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company Considerations.” U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

We may pay dividends on our common shares, if any, in U.S. dollars or Canadian dollars. If we pay a dividend in Canadian dollars, such dividend will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. In such a case, any U.S. Holder who converts or otherwise disposes of the Canadian dollars after the date of receipt may have foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their tax advisors regarding foreign currency gain or loss in respect of any dividend income paid in Canadian dollars.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our common shares may be entitled to receive either a deduction or a foreign tax credit with respect to its U.S. federal income taxes for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, and each U.S. Holder should consult its tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such common shares exceeds one year. The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its common shares so disposed. A U.S. Holder’s adjusted tax basis in its common shares generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) 50% or more of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our common shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by our future business operations and how quickly we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. You should consult your tax advisors regarding our potential PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC – General Rules

If we are classified as a PFIC for any taxable year (or portion thereof) during which a U.S. Holder holds (or is deemed to hold) our common shares, such determination will generally apply for subsequent years to a U.S. Holder who held our common shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. In such a case, if the U.S. Holder did not make either a valid timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our common shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of our common shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for our common shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for our common shares;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution and to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election (as described below) with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

Qualified Electing Fund Rules

A U.S. Holder will generally avoid the PFIC tax consequences described above with respect to our common shares by making a timely and valid QEF election (in our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our common shares). If a U.S. Holder has made a timely QEF election with respect to our common shares for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares (or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of our common shares generally will be taxable as capital gain and no additional tax charge will be imposed under the general PFIC rules discussed above. If we are a PFIC for any taxable year, a U.S. Holder of our common shares that has made a QEF election will be taxed on its pro rata share of net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of our common shares held by a U.S. Holder that has made a QEF election will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year (and the excess distribution rules do not apply to the U.S. Holder’s shares), such U.S. Holder will not be subject to the QEF inclusion regime with respect to our common shares for such a taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder that does not make a timely QEF election in our first taxable year as a PFIC that is included in such U.S. Holder’s holding period of our common shares may be able to mitigate the adverse PFIC tax consequences by making a QEF election in a subsequent taxable year and simultaneously making a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in its common shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement from us, as described below, to a timely filed U.S. federal income tax return for the tax year to which the election relates. If a U.S. Holder does not make a timely and effective QEF election for our first taxable year as a PFIC that is included in such U.S. Holder’s holding period of our common shares, the U.S. Holder may still be able to make a retroactive QEF election if the U.S. Holder filed a protective statement with its U.S. federal income tax return for the tax year to which the election relates and if certain other conditions are met, or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, the IRS may require us to provide to a U.S. Holder certain information, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a QEF election under their particular circumstances.

Mark-to-Market Rules

If we are a PFIC and our common shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which we are treated as a PFIC and in which such U.S. Holder holds (or is deemed to hold) our common shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include as ordinary income in each taxable year that the mark-to-market election is effective the excess, if any, of the fair market value of its common shares at the end of such year over its adjusted basis in its common shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its common shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which we intend to list our common shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Reporting Requirements and Backup Withholding

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties.

A “backup” withholding tax may apply with respect to payments on our common shares and proceeds of the sale, exchange or redemption of our common shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

You are urged to consult tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our common shares.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN OUR COMMON SHARES.

Transfer Agent

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, located at 8th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1.

Stock Exchange Listing

We have applied to list our common shares on The Nasdaq Global Select Market under the ticker symbol “DRTT.”

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 124 of the ABCA, except in respect of an action by or on behalf of us to procure a judgment in our favor, we may indemnify a current or former director or officer or a person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor and the heirs and legal representatives of any such persons (collectively, “Indemnified Persons”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by any such Indemnified Person in respect of any civil, criminal or administrative actions or proceedings to which the Indemnified Person is made a party by reason of being or having been our director or officer, if (i) the Indemnified Person acted honestly and in good faith with a view to our best interests, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that such Indemnified Person’s conduct was lawful (collectively, the “Discretionary Indemnification Conditions”).

Notwithstanding the foregoing, the ABCA provides that an Indemnified Person is entitled to indemnity from us in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defense of any civil, criminal or administrative action or proceeding to which the Indemnified Person is made a party by reason of being or having been our director or officer, if the Indemnified Person (i) was substantially successful on the merits in the Indemnified Person’s defense of the action or proceeding, (ii) fulfills the Discretionary Indemnification Conditions, and (iii) is fairly and reasonably entitled to indemnity (collectively, the “Mandatory Indemnification Conditions”). We may advance funds to an Indemnified Person for the costs, charges and expenses of such a proceeding; however, the Indemnified Person shall repay the funds if the Indemnified Person does not fulfill the Mandatory Indemnification Conditions. The indemnification may be made in connection with a derivative action only with court approval and only if the Discretionary Indemnification Conditions are met.

As contemplated by Section 124(4) of the ABCA and our bylaws, we have acquired and maintain liability insurance for our directors and officers with coverage and terms that are customary for a company of our size in our industry of operations. The ABCA provides that we may not purchase insurance for the benefit of an Indemnified Person against a liability that relates to the Indemnified Person’s failure to act honestly and in good faith with a view to our best interests.

Our bylaws provide that we shall, to the maximum extent permitted under the ABCA or otherwise by applicable law, indemnify our present and former directors and officers as well as any person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other action or proceeding to which he or she is made a party to or involved by reason of that association with us or such other entity.

Our bylaws also provide that none of our directors or officers shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to us through the insufficiency or deficiency of title to any property acquired by us or for or on behalf of us or for the insufficiency or deficiency of any security in or upon which any of our moneys shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with our moneys, securities or other assets, or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her office or trust or in relation thereto; provided that nothing in our bylaws shall relieve any director or officer from the duty to act in accordance with the ABCA and the regulations thereunder. The foregoing is premised on the requirement under our bylaws that each of our directors and officers, in exercising his or her powers and discharging his or her duties, shall act honestly, in good faith and with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

On or prior to the date that our common shares are listed for trading on Nasdaq, we will enter into indemnification agreements with our directors and officers. Subject to certain exceptions, these agreements generally require that we exonerate, indemnify and hold our directors and officers and their respective heirs, executors, administrators and other legal representatives (collectively, the “DIRTT Indemnified Parties”) harmless, to the fullest extent permitted by law, for any losses that they may incur in relation to their service to us and our subsidiaries as directors and officers. Such indemnity will only be available if the DIRTT Indemnified Party: (i) acted honestly and in good faith with a view to our best interest or, as the case may be, to the best interest of an entity for which the DIRTT Indemnified Party acted as a director, officer or in a similar capacity at our request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

The indemnification agreements will also provide that, upon the request of a DIRTT Indemnified Party, we shall, to the maximum extent permitted by law, advance expenses to the DIRTT Indemnified Parties so that they may properly investigate, defend or appeal any applicable claim.

In addition, in any claim where we are jointly liable with a DIRTT Indemnified Party, we will be required, to the fullest extent permitted by law, to pay the entire amount of any judgment or settlement of such claim without requiring the DIRTT Indemnified Party to contribute to such payment. The indemnification agreements will further provide that we shall waive and relinquish any right of contribution that we may have against the DIRTT Indemnified Party in relation to such an action.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements are appended to the end of this registration statement, beginning on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

On May 9, 2017, Deloitte LLP (“Deloitte”) resigned as the Company’s outside auditor. The report of Deloitte on the consolidated financial statements of the Company for the fiscal years ended December 31, 2016 and 2015 prepared in accordance with International Financial Reporting Standards not included in this filing was audited in accordance with Canadian Generally Accepted Auditing Standards (“GAAS”) and did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte’s report issued under GAAS is not included in this filing. The Audit Committee considered the resignation of Deloitte and approved the resignation. During the Company’s fiscal years ended December 31, 2016 and 2015, and through May 9, 2017, no reportable events have occurred and the Company did not have any disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such years, noting that Deloitte’s audits were performed under GAAS. The Company provided Deloitte with a copy of the disclosure in this paragraph and requested them to furnish a letter stating whether they agree with the statements made in this paragraph and if not, stating the respect in which they do not agree, which will be included as an exhibit to this registration statement.

The Company engaged PricewaterhouseCoopers LLP (“PwC”) as its new independent registered public accounting firm as of June 8, 2017. The Company’s Audit Committee participated in and approved this decision. During the Company’s fiscal years ended December 31, 2016 and 2015, and through May 9, 2017, the Company did not consult with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements. Our consolidated financial statements are appended to the end of this registration statement, beginning on page F-1.

(b)	Exhibits. The following documents are filed as exhibits hereto:

Exhibit No.	Exhibit or Financial Statement Schedule

3.1*	Restated Articles of Amalgamation of DIRTT Environmental Solutions Ltd.

3.2*	Amended and Restated Bylaw No. 1 of DIRTT Environmental Solutions Ltd.

4.1*	Amended and Restated Shareholder Rights Agreement, dated April 20, 2017, by and between DIRTT Environmental Solutions Ltd. and Computershare Trust Company of Canada, as Rights Agent.

10.1*+	Credit Agreement, dated July 19, 2019, by and among the Royal Bank of Canada, DIRTT Environmental Solutions Ltd., as borrower, and DIRTT Environmental Solutions, Inc., as guarantor.

10.2*+	Amended and Restated Incentive Stock Option Plan.

10.3*+	Performance Share Unit Plan.

10.4*+	Deferred Share Unit Plan for Non-Employee Directors.

10.5*+	Amended and Restated Executive Employment Agreement, dated September 8, 2018, by and between DIRTT Environmental Solutions Ltd. and Kevin O’Meara.

10.6*+	Executive Employment Agreement, dated October 21, 2013, by and between DIRTT Environmental Solutions Ltd. and Mogens Smed, as amended by the Executive Employment Agreement Amendment, dated January 17, 2018.

10.7*+	Amended and Restated Executive Employment Agreement, dated July 4, 2018, by and between DIRTT Environmental Solutions Ltd. and Geoffrey Krause.

10.8*+	Executive Employment Agreement, dated February 27, 2019, by and between DIRTT Environmental Solutions Ltd. and Jeffrey A. Calkins.

10.9*+	Executive Employment Agreement, dated February 21, 2019, by and between DIRTT Environmental Solutions Ltd. and Krista Pell.

10.10*+	Employment Agreement, dated January 15, 2019, by and between DIRTT Environmental Solutions Ltd. and Joseph Zirkman.

10.11*+	Employment Agreement, dated October 21, 2013, by and between DIRTT Environmental Solutions Ltd. and Geoff Gosling.

10.12*+	Employment Agreement, dated January 15, 2019, by and between DIRTT Environmental Solutions Ltd. and Mark Greffen.

10.13*+	Employment Agreement, dated August 31, 2019, by and between DIRTT Environmental Solutions Ltd. and Jennifer Warawa.

10.14*+	Amended and Restated Executive Employment Agreement, dated January 17, 2018, by and between DIRTT Environmental Solutions Ltd. and Michael Goldstein.

10.15*+	Retention Bonus Agreement, dated January 17, 2018, by and between DIRTT Environmental Solutions Ltd. and Mogens Smed.

10.16*+	Retention Bonus Agreement, dated January 17, 2018, by and between DIRTT Environmental Solutions Ltd. and Geoff Gosling.

10.17*+	Retention Bonus Agreement, dated January 17, 2018, by and between DIRTT Environmental Solutions Ltd. and Tracy Baker.

10.18*	Form of Indemnification Agreement, to be entered into with directors and executive officers prior to or upon the listing of common shares on Nasdaq.

10.19*+	Consulting Agreement, dated June 24, 2018, by and between DIRTT Environmental Solutions Ltd. and Ronald W. Kaplan.

Exhibit No.	Exhibit or Financial Statement Schedule

10.20*	Settlement Agreement, dated April 14, 2018, by and between DIRTT Environmental Solutions Ltd. and Iron Compass LLC and Iron Compass GP, LLC, on behalf of and for the account of Iron Compass Partners LP and Iron Compass North Partners LP.

10.21*	Industrial Lease, dated September 15, 2012, by and between Piret (7303-30th Street SE) Holdings Inc. and DIRTT Environmental Solutions Ltd.

10.22*	Agreement of Lease, dated November 5, 2013, by and between Dundee Industrial Twofer (GP) Inc. and DIRTT Environmental Solutions Ltd., as amended by the Lease Amending Agreement, dated October 21, 2016, by and between Dream Industrial Twofer (GP) Inc. (formerly known as Dundee Industrial Twofer (GP) Inc.) and DIRTT Environmental Solutions Ltd.

10.23*	Lease of Industrial Space, dated February 12, 2015, by and between Hoopp Realty Inc./Les Immeubles Hoopp Inc., by its duly authorized agent, Triovest Realty Advisors Inc., and DIRTT Environmental Solutions Ltd., as amended by the Amendment of Lease, dated April 16, 2015, the Lease Modification Agreement, dated October 27, 2015, the Third Amendment of Lease, dated November 12, 2015, and the Fourth Amendment of Lease, dated January 8, 2016.

10.24*	Lease Agreement, dated March 29, 2011, by and between EastGroup Properties, L.P. and DIRTT Environmental Solutions, Inc.

10.25*	Lease, dated July 1, 2015, by and between Majik Ventures, L.L.C. and DIRTT Environmental Solutions, Inc., as amended by the First Amendment to Lease, dated May 11, 2017, by and between CAM Investment 352 LLC and DIRTT Environmental Solutions, Inc.

10.26*	Industrial Lease Agreement, dated October 2, 2008, by and between 141 Knowlton Way, LLC and DIRTT Environmental Solutions, Inc, as amended by the First Amendment to Industrial Lease Agreement, dated March 11, 2009, and the Second Amendment to Industrial Lease Agreement, dated August 23, 2018, by and between SH7-Savannah, LLC and DIRTT Environmental Solutions, Inc.

16.1*	Letter from Deloitte LLP, independent registered public accounting firm.

21.1*	Subsidiaries of DIRTT Environmental Solutions Ltd.

*	To be filed by amendment.
+	Compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

Dated: ____________, 2019	By:
Kevin O’Meara
Chief Executive Officer
(Principal Executive Officer)

DIRTT ENVIRONMENTAL SOLUTIONS LTD.	F-1

DIRTT Environmental Solutions Ltd.

Interim Condensed Consolidated Balance Sheets

(Unaudited – Stated in thousands of U.S. dollars)

	As at
	June 30, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	58,736	53,412
Trade and other receivables, net of allowances for doubtful accounts of $0.1 million at both June 30, 2019 and December 31, 2018	28,487	43,873
Inventory	18,712	18,650
Prepaids and other current assets	2,236	2,217

Total Current Assets	108,171	118,152

Property, plant and equipment, net	36,072	36,728
Capitalized software, net	8,442	8,335
Operating lease right-of-use assets, net	21,004	—
Deferred tax assets, net	4,665	6,083
Goodwill	1,410	1,353
Other assets	5,465	5,260

Total Assets	185,229	175,911

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	21,730	32,583
Other liabilities	7,615	5,523
Customer deposits	7,638	7,701
Current portion of lease liabilities	4,685	—
Current portion of long-term debt	—	2,500

Total Current Liabilities	41,668	48,307

Deferred tax liabilities, net	—	965
Other long-term liabilities	2,465	—
Long-term lease liabilities	17,277	—
Long-term debt	—	3,125

Total Liabilities	61,410	52,397

SHAREHOLDERS’ EQUITY
Common shares, unlimited authorized without par value, 84,665,197 issued and outstanding at June 30, 2019 and 84,660,319 issued and outstanding at December 31, 2018	180,579	180,562
Additional paid-in capital	6,185	6,615
Accumulated other comprehensive loss	(18,720)	(22,092)
Accumulated deficit	(44,225)	(41,571)

Total Shareholders’ Equity	123,819	123,514

Total Liabilities and Shareholders’ Equity	185,229	175,911

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited Stated in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Product revenue	61,273	60,552	125,113	121,658
Service revenue	2,818	1,928	4,039	4,670

Total revenue	64,091	62,480	129,152	126,328

Product cost of sales	37,102	37,809	77,170	73,739
Service cost of sales	2,568	1,340	3,957	3,284

Total cost of sales	39,670	39,149	81,127	77,023

Gross profit	24,421	23,331	48,025	49,305

Expenses
Sales and marketing	9,543	10,102	17,330	20,174
General and administrative	6,856	7,789	13,753	14,422
Operations support	2,870	1,897	5,352	3,996
Technology and development	2,046	1,035	4,163	2,126
Stock-based compensation	(1,655)	564	4,792	1,135
Reorganization	—	764	2,639	2,410

Total operating expenses	19,660	22,151	48,029	44,263

Operating income (loss)	4,761	1,180	(4)	5,042
Foreign exchange (gain) loss	441	(469)	960	(1,205)
Interest income	(38)	(112)	(92)	(226)
Interest expense	25	99	74	203

	428	(482)	942	(1,228)

Income (loss) before tax	4,333	1,662	(946)	6,270

Income taxes
Current tax expense	936	1,015	1,088	1,588
Deferred tax expense (recovery)	786	(123)	620	842

	1,722	892	1,708	2,430

Net income (loss)	2,611	770	(2,654)	3,840

Income (loss) per share

Basic and diluted income (loss) per share	0.03	0.01	(0.03)	0.05

Weighted average number of shares outstanding (stated in thousands)
Basic	84,661	84,350	84,661	84,296
Diluted	85,573	84,949	84,661	84,844

Interim Condensed Consolidated Statement of Comprehensive Income (loss)
	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Net income (loss) for the period	2,611	770	(2,654)	3,840
Exchange differences on translation	1,276	(2,368)	3,372	(5,584)

Comprehensive income (loss) for the period	3,887	(1,598)	718	(1,744)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited – Stated in thousands of U.S. dollars, except for share data)

	Number of common shares	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
As at December 31, 2017	84,224,527	178,397	7,355	(12,112)	(47,121)	126,519

Issued on exercise of stock options	390,250	1,937	(563)	—	—	1,374
Stock-based compensation	—	—	1,135	—	—	1,135
Foreign currency translation adjustment	—	—	—	(5,584)	—	(5,584)
Net income for the period	—	—	—	—	3,840	3,840

As at June 30, 2018	84,614,777	180,334	7,927	(17,696)	(43,281)	127,284

As at December 31, 2018	84,660,319	180,562	6,615	(22,092)	(41,571)	123,514

Issued on exercise of stock options	4,878	17	(1)	—	—	16
Stock-based compensation modification adjustment	—	—	(429)	—	—	(429)
Foreign currency translation adjustment	—	—	—	3,372	—	3,372
Net loss for the period	—	—	—	—	(2,654)	(2,654)

As at June 30, 2019	84,665,197	180,579	6,185	(18,720)	(44,225)	123,819

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited – Stated in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net income (loss) for the period	2,611	770	(2,654)	3,840
Adjustments:
Depreciation and amortization	2,940	3,475	6,335	6,798
Stock-based compensation	(4,252)	564	1,429	1,135
Non-cash interest expense (income)	—	—	(46)	—
Deferred income tax expense (recovery)	786	(123)	620	842
Foreign exchange loss (gain)	284	(354)	282	(794)
Loss (gain) on disposal of property, plant and equipment	(9)	(12)	53	(14)
Changes in operating assets and liabilities:
Trade and other receivables	8,345	(4,588)	15,309	(14,739)
Inventory	1	(163)	440	1,504
Prepaid and other current assets	343	856	42	(1,156)
Other assets	(108)	—	4	—
Trade accounts payable and other liabilities	(4,783)	(910)	(6,409)	(4,623)
Lease liability	(102)	—	(248)	—
Customer deposits	1,424	118	(276)	(515)

Net cash flows provided by (used in) operating activities	7,480	(367)	14,881	(7,722)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,775)	(3,417)	(3,159)	(5,332)
Capitalized software development expenditures	(1,092)	(1,446)	(1,595)	(2,984)
Recovery of software development expenditures	30	—	105	—
Proceeds on sale of property, plant and equipment	11	38	55	66
Changes in accounts payable related to investing activities	(140)	(566)	(476)	(149)

Net cash flows used in investing activities	(2,966)	(5,391)	(5,070)	(8,399)

Cash flows from financing activities:
Cash received on exercise of stock options	11	1,318	16	1,374
Repayment of long-term debt	—	(830)	(5,561)	(1,936)

Net cash flows provided by (used in) financing activities	11	488	(5,545)	(562)

Effect of foreign exchange on cash and cash equivalents	152	(347)	1,058	(1,299)

Net increase (decrease) in cash and cash equivalents	4,677	(5,617)	5,324	(17,982)
Cash and cash equivalents, beginning of period	54,059	51,119	53,412	63,484

Cash and cash equivalents, end of period	58,736	45,502	58,736	45,502

Supplemental disclosure of cash flow information:
Interest paid	25	99	74	203
Income taxes paid	402	1,065	450	1,065

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

1. GENERAL INFORMATION

DIRTT Environmental Solutions Ltd. and its subsidiaries (“DIRTT” or the “Company”) is a leading technology-driven manufacturer of highly customized interiors. DIRTT combines its proprietary 3D design, configuration and manufacturing software (“ICE®” or “ICE Software”) with integrated in-house manufacturing of its innovative prefabricated interior construction solutions and an extensive distribution partners network. ICE provides accurate design, drawing, specification, pricing and manufacturing process information, allowing rapid production of high-quality custom solutions using fewer resources than traditional manufacturing methods. ICE is also licensed to unrelated companies and distribution partners of the Company. DIRTT is incorporated under the laws of the province of Alberta, Canada and its headquarters and registered office is located at 7303 - 30th Street S.E., Calgary, AB, Canada T2C 1N6. DIRTT trades on the Toronto Stock Exchange (“TSX”) under the symbol “DRT”.

2. BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements (the “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X and, accordingly, the Financial Statements do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of the Company, the Financial Statements contain all adjustments necessary, consisting of only normal recurring adjustments, for a fair statement of its financial position as of June 30, 2019, and its results of operations and cash flows for the three and six months ended June 30, 2019 and 2018. The condensed balance sheet at December 31, 2018, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. These Financial Statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in the Form 10 of the Company as filed with the U.S. Securities and Exchange Commission. As described in Note 3, the Company adopted a new accounting standard for leases in the current year which had a material impact on the Financial Statements.

In these Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars. DIRTT’s financial results are consolidated in Canadian dollars, the Company’s functional currency; and the Company has adopted the U.S. dollar as its reporting currency. All references to US$ or $ are to U.S. dollars and references to C$ are to Canadian dollars.

Principles of consolidation

The Financial Statements include the accounts of DIRTT and its subsidiaries. All intercompany balances, income and expenses, unrealized gains and losses and dividends resulting from intercompany transactions have been eliminated on consolidation.

Basis of measurement

These Financial Statements have been prepared on the historical cost convention except for certain financial instruments and stock-based compensation that are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The Company’s quarterly tax provision is based upon an estimated annual effective tax rate.

Seasonality

Sales of the Company’s products are driven by consumer and industrial demand for interior construction solutions. The timing of customer’s construction projects can be influenced by a number of factors including prevailing economic climate and weather. Seasonality of construction results in demand for the Company’s solutions to be typically stronger in the third and fourth quarters compared to the first and second quarter of its fiscal year.

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

3. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” and issued subsequent amendments to the initial guidance in January 2018 within ASU No. 2018-01, in July 2018 within ASU Nos. 2018-10 and 2018-11, in December 2018 within ASU No. 2018-20, and in March 2019 within ASU No. 2019-01 (collectively, the standard). The standard requires lessees to recognize operating leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability. The liability is equal to the present value of the lease payments over the remaining lease term. The asset is based on the liability, subject to certain adjustments. Operating leases result in straight-line expense.

The Company adopted the standard on January 1, 2019, and elected the transition method of adoption, which allowed the Company to apply the standard as of the beginning of the period of adoption, the comparative period presented is not adjusted and continues to be reported in accordance with the Company’s historical accounting policy. The Company opted to elect the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs, and certain other practical expedients, including the use of hindsight to determine the lease term for existing leases and in assessing impairment of the right-of-use asset, and the exception for short-term leases.

Adoption of the standard had a significant impact on the Company’s condensed consolidated balance sheet due to the recognition of a right-of-use asset and lease liability, as shown in Note 4, upon adoption.

4. LEASES

The Company leases office and factory space under various operating leases. The Company determines if an arrangement is a lease or contains a lease element at inception. The arrangement is a lease if it conveys the right to the Company to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Operating leases are separately disclosed as operating lease ROU assets, with a corresponding lease liability split between current and long-term components on the balance sheet. Operating leases with an initial term of 12 months or less are not included on the balance sheet.

The Company recognizes lease expense for these leases on a straight-line basis over the lease term. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company gives consideration to instruments with similar characteristics when calculating its incremental borrowing rate. The Company’s operating leases have remaining lease terms of 1 year to 12 years. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

For the three months and six months ended June 30, 2019, total operating lease cost was $1.4 million and $2.8 million, respectively. The weighted average remaining lease term and weighted average discount rate at June 30, 2019 were 10 years and 4.6%, respectively. The following table includes supplemental cash flow information for the six months ended June 30, 2019 and supplemental balance sheet information at June 30, 2019 related to operating leases (in thousands):

F-7

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

The following table includes ROU assets included on the balance sheet at June 30, 2019:

	ROU Assets
	Cost	Accumulated Depreciation	Net book value
At January 1, 2019	22,571	—	22,571
Change in estimate	(148)	—	(148)
Depreciation expense	—	(1,985)	(1,985)
Exchange differences	447	119	566

At June 30, 2019	22,870	(1,866)	21,004

The following table includes lease liabilities included on the balance sheet at June 30, 2019:
			For the six months ended June 30, 2019
Opening balance (Note 3)			23,912
Accretion			558
Repayment of lease liabilities			(2,805)
Change in estimates			(148)
Exchange differences			445

			21,962
Current lease liabilities			4,685
Long-term lease liabilities			17,277

The following table includes maturities of operating lease liabilities at June 30, 2019:
			As at June 30, 2019
2019			2,600
2020			5,189
2021			5,111
2022			4,555
2023			1,942
Thereafter			5,800

Total			25,197
Current lease liability			4,685
Long term lease liability			17,277

Total lease liability			21,962

Difference between undiscounted cash flows and lease liability			3,235

5. LONG-TERM DEBT

The Company had an $18 million revolving operating facility which expired on June 30, 2019. During the first quarter of 2019, the Company repaid the outstanding principal and interest amounts of its long-term debt, totaling $5.6 million.

On July 19, 2019, the Company entered into a C$50 million senior secured revolving credit facility with the Royal Bank of Canada (the “Facility”). The Company currently has an available limit of C$40 million under the Facility until certain post-closing conditions are met. The Facility has a three-year term and can be extended for up to two additional years at the Company’s option. Interest is calculated at the Canadian or US prime rate with no adjustment, or the bankers’ acceptance

F-8

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

rate plus 125 basis points. The Facility is subject to a minimum fixed charge coverage ratio of 1.15:1 and a maximum debt to Adjusted EBITDA ratio of 3.0:1 (earnings before interest, tax, depreciation and amortization, non-cash stock-based compensation, plus or minus extraordinary or unusual non-recurring revenue or expenses).

6. STOCK-BASED COMPENSATION

Stock-based compensation expense

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Stock options	(1,811)	564	4,463	1,135
Performance Share Units	61	—	79	—
Deferred Share Units	95	—	250	—

	(1,655)	564	4,792	1,135

Stock Options

For the three months ended June 30, 2019, stock-based compensation recovery related to stock options was a $1.8 million (2018 - $0.6 million expense), and a $4.5 million expense was recorded for the six months ended June 30, 2019 (2018 - $1.1 million expense). For the three- and six-month periods ended June 30, 2019, the Company paid $2.6 million (2018 – $nil) and $3.4 million (2018 – $nil) respectively on the surrender of cash settled stock options. At June 30, 2019 the Company had a liability of $3.4 million in other liabilities for the stock options (December 31, 2018 - $1.8 million).

The following summarizes options granted, exercised, surrendered, forfeited and expired during the periods:

	Number of options	Weighted average exercise price C$
Outstanding at December 31, 2017	5,553,393	5.31
Exercised	(390,250)	4.79
Forfeited	(85,583)	5.84
Expired	(13,000)	6.02

Outstanding at June 30, 2018	5,064,560	5.34

Outstanding at December 31, 2018	6,858,376	5.88
Granted	1,095,182	7.84
Exercised	(4,878)	3.62
Forfeited	(52,375)	4.90
Surrendered for cash settlement	(1,651,008)	5.32
Expired	(51,291)	4.17

Outstanding at June 30, 2019	6,194,006	6.56

Exercisable at June 30, 2019	1,604,249	5.98

F-9

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

Range of exercise prices outstanding at June 30, 2019:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual years	Weighted average exercise price C$	Number exercisable	Weighted average remaining contractual years	Weighted average exercise price C$
$ 3.01 - $4.00	16,000	0.1	3.60	16,000	0.1	3.60
$ 5.01 - $6.00	838,804	2.4	5.80	498,061	2.4	5.80
$ 6.01 - $7.00	4,245,170	3.5	6.30	1,090,188	1.2	6.10
$ 7.01 - $7.84	1,094,032	4.9	7.84	—	—	—

Total	6,194,006			1,604,249

Performance share units (“PSUs”)

As at June 30, 2019, there were 301,224 PSUs outstanding (December 31, 2018 – 85,728) accounted for at a value of $0.2 million (December 31, 2018 - $0.1 million) which is included in other liabilities on the balance sheet.

Deferred share units (“DSUs”)

There were 61,579 DSUs outstanding at June 30, 2019 (December 31, 2018 – 25,861) accounted for at a value of $0.4 million included in other liabilities on the balance sheet (December 31, 2018 - $0.1 million).

Dilutive instruments

For the three and six month period-ended June 30, 2019, 1.1 million and 4.2 million stock options (2018 – 3.7 million and 3.7 million), respectively, were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive to the net income (loss) per share.

7. REVENUE

In the following table, revenue is disaggregated by major products and services lines and timing of revenue recognition. All revenue comes from contracts with customers. See Note 9 for the disaggregation of revenue by geographic region.

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Product	54,886	54,626	111,835	110,345
Transportation	5,856	5,328	12,215	10,184
Licenses	531	598	1,063	1,129

Total product revenue	61,273	60,552	125,113	121,658
Installation and other services	2,818	1,928	4,039	4,670

	64,091	62,480	129,152	126,328

DIRTT sells its products and services pursuant to fixed-price contracts which generally have a term of one year or less. The transaction price used in determining the amount of revenue to recognize is based upon agreed contractual terms with the customer and is not subject to variability.

F-10

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
At a point in time	60,742	59,954	124,050	120,529
Over time	3,349	2,526	5,102	5,799

	64,091	62,480	129,152	126,328

Revenue recognized at a point in time represents the majority of the Company’s sales and revenue is recognized when a customer obtains legal title to the product, which is when ownership of products is transferred to, or services are delivered to the contract counterparty. Revenue recognized over time is limited to installation and other services provided to customers and is recorded as performance obligations are satisfied over the term of the contract.

Contract Liabilities

	June 30, 2019	As at December 31, 2018	December 31, 2017
Customer deposits	6,538	6,746	5,675
Deferred revenue	1,100	955	701

Contract liabilities	7,638	7,701	6,376

Contract liabilities primarily relate to deposits received from customers, and deferred revenue from license subscriptions. The balance of contract liabilities was consistent as at June 30, 2019 compared to December 31, 2018 mainly due to timing of payments. Contract liabilities as at December 31, 2018 and 2017, respectively, totaling $7.2 million and $5.7 million were recognized as revenue during the year-to-date period ended June 30, 2019 and 2018, respectively.

Sales by Industry

The Company periodically reviews the growth or product and transportation revenue by vertical market to evaluate the success of industry specific sales initiatives. The nature of products sold to the various industries is consistent and therefore review is focused on sales performance.

	Three months		Six months
	2019	2018	2019	2018
Commercial	39,189	39,519	81,338	77,904
Healthcare	10,346	11,990	23,260	21,761
Government	4,313	4,543	8,412	12,774
Education	6,894	3,902	11,040	8,090
Licenses fees from Distribution Partners	531	598	1,063	1,129

Total product revenue	61,273	60,552	125,113	121,658
Installation and other services	2,818	1,928	4,039	4,670

	64,091	62,480	129,152	126,328

8. INCOME TAX

The general provincial tax rate in Alberta, Canada was decreased on June 28, 2019 to 11 percent for the second half of 2019, 10 percent for 2020, 9 percent for 2021 and 8 percent thereafter. As a result of the enacted rate change, DIRTT reduced its deferred tax asset by $0.9 million with a corresponding deferred income tax expense recorded in the second quarter of 2019.

F-11

DIRTT Environmental Solutions Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of U.S. dollars unless otherwise stated)

9. SEGMENT REPORTING

The Company has one reportable and operating segment and operates in three principal geographic locations, Canada, the United States and International. Currently, the majority of revenue from international projects are included in the U.S. revenue amount as these projects are sold by U.S.-based distribution partners and are delivered to international locations. The Company’s revenue from operations from external customers, based on location of operations, and information about its non-current assets, are detailed below.

Revenue from external customers

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Canada	8,771	8,214	15,839	18,371
U.S.	55,320	53,633	113,313	107,094
International	—	633	—	863

	64,091	62,480	129,152	126,328

Non-current assets(1), excluding deferred tax assets
			As at
			June 30, 2019	December 31, 2018
Canada			46,565	36,323
U.S.			25,828	15,353

			72,393	51,676

(1)	Amounts include property, plant and equipment, capitalized software, operating lease ROU assets, goodwill and other assets.

10. TRANSACTIONS WITH RELATED PARTIES

A DIRTT Distribution Partner, Lane Office Furniture Inc. (“Lane”), is owned by a former director of the Company, Gregory Burke. Effective June 26, 2018, Mr. Burke ceased to be a director of the Company. For the three and six months ended June 30, 2018, the Company reported revenue of $1.5 million and $2.9 million and rebates of $0.02 million and $0.04 million from Lane.

During the three and six months ended June 30, 2018, a director of the Company, Ronald Kaplan, provided advisory and consulting services of $41 thousand.

11. COMMITMENTS

As at June 30, 2019, the Company had outstanding purchase obligations of approximately $5.3 million related to inventory and property, plant and equipment purchases.

F-12

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of DIRTT Environmental Solutions Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DIRTT Environmental Solutions Ltd. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss (income), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its results of operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Canada

May 8, 2019

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP
111-5th Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

DIRTT Environmental Solutions Ltd.

Consolidated Balance Sheet

(Stated in thousands of U.S. dollars)

	As at December 31,
	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	53,412	63,484
Trade and other receivables[1], net of allowances for doubtful accounts of $0.1 million at both December 31, 2018 and 2017	43,873	19,237
Inventory	18,650	19,368
Prepaids and other current assets	2,217	2,032

Total Current Assets	118,152	104,121

Property, plant and equipment, net	36,728	48,513
Capitalized software, net	8,335	8,322
Deferred tax assets, net	6,083	7,594
Goodwill	1,353	1,471
Other assets	5,260	4,417

Total Assets	175,911	174,438

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	31,283	27,580
Other liabilities	6,823	2,785
Customer deposits	7,701	6,376
Current portion of long-term debt	2,500	4,556

Total Current Liabilities	48,307	41,297

Deferred tax liabilities	965	997
Long-term debt	3,125	5,625

Total Liabilities	52,397	47,919

SHAREHOLDERS’ EQUITY
Common shares, unlimited authorized without par value, 84,660,319 issued and outstanding at December 31, 2018 and 84,224,527 issued and outstanding at December 31, 2017	180,562	178,397
Additional paid-in capital	6,615	7,355
Accumulated other comprehensive income	(22,092)	(12,112)
Accumulated deficit	(41,571)	(47,121)

Total Shareholders’ Equity	123,514	126,519

Total Liabilities and Shareholders’ Equity	175,911	174,438

[1]	2017 accounts receivable included $1.0 million due from related parties (2018 – nil)

The accompanying notes are an integral part of these consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars, except per share data)

	For the year ended December 31,
	2018	2017	2016
Product revenue	266,434	216,216	196,482
Service revenue	8,247	10,323	4,882

Total revenue[1]	274,681	226,539	201,364

Product cost of sales	161,844	131,326	117,600
Service cost of sales	5,828	9,724	4,620

Total cost of sales	167,672	141,050	122,220

Gross profit	107,009	85,489	79,144

Expenses
Sales and marketing	40,731	46,355	35,079
General and administrative	30,861	29,383	23,006
Operations support	8,960	8,234	8,194
Technology and development	4,703	6,875	5,835
Reorganization	7,380	1,143	—
Impairments	8,680	—	—

Total operating expenses	101,315	91,990	72,114

Operating income (loss)	5,694	(6,501)	7,030
Foreign exchange (gain) loss	(3,214)	665	433
Interest income	(425)	(399)	(457)
Interest expense	503	500	213

	(3,136)	766	189

Income (loss) before tax	8,830	(7,267)	6,841
Income taxes
Current tax expense	2,178	3,277	3,096
Deferred tax expense (recovery)	1,102	(2,819)	(154)

	3,280	458	2,942

Net income (loss) for the year	5,550	(7,725)	3,899
Basic and diluted income (loss) per share	0.07	(0.09)	0.05

Weighted average number of shares outstanding (stated in thousands)
Basic	84,477	84,679	84,645
Diluted	85,009	84,679	85,692

[1]	2018 revenues include $2.9 million from related parties (2017 – $6.7 million, 2016 – $7.9 million)

Consolidated Statement of Comprehensive Income (loss)

	For the year ended December 31,
	2018	2017	2016
Net income (loss) for the year	5,550	(7,725)	3,899
Exchange differences on translation of foreign operations, net of tax	(9,980)	7,417	2,997

Comprehensive income (loss) for the year	(4,430)	(308)	6,896

The accompanying notes are an integral part of these consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in thousands of U.S. dollars, except for share data)

	Number of Common shares	Common shares	Warrants	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
As at December 31, 2015	84,501,488	176,945	251	3,380	(22,526)	(38,554)	119,496
Warrant fair value adjustment	—	—	(34)	—	—	—	(34)
Issued on exercise of stock options	377,403	1,082	—	(324)	—	—	758
Stock-based compensation	—	—	—	2,576	—	—	2,576
Recognition of deferred tax assets	—	(315)	—	—	—	—	(315)
Foreign currency translation adjustment	—	—	—	—	2,997	—	2,997
Net income for the year	—	—	—	—	—	3,899	3,899

As at December 31, 2016	84,878,891	177,712	217	5,632	(19,529)	(34,655)	129,377

Shares repurchased	(1,672,187)	(2,989)	—	—	—	(4,741)	(7,730)
Warrant fair value adjustment	—	—	34	—	—	—	34
Issued on exercise of warrants	50,325	251	(251)	—	—	—	—
Issued on exercise of stock options	967,498	3,423	—	(1,015)	—	—	2,408
Stock-based compensation	—	—	—	2,738	—	—	2,738
Foreign currency translation adjustment	—	—	—	—	7,417	—	7,417
Net loss for the year	—	—	—	—	—	(7,725)	(7,725)

As at December 31, 2017	84,224,527	178,397	—	7,355	(12,112)	(47,121)	126,519

Issued on exercise of stock options	—	2,165	—	(628)	—	—	1,537
Stock-based compensation	435,792	—	—	2,190	—	—	2,190
Stock option conversion to cash-settled awards	—	—	—	(2,302)	—	—	(2,302)
Foreign currency translation adjustment	—	—	—	—	(9,980)	—	(9,980)
Net income for the year	—	—	—	—	—	5,550	5,550

As at December 31, 2018	84,660,319	180,562	—	6,615	(22,092)	(41,571)	123,514

The accompanying notes are an integral part of these consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	For the year ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income (loss) for the year	5,550	(7,725)	3,899
Adjustments:
Depreciation and amortization	13,699	12,856	11,425
Impairment expense	8,680	—	—
Stock-based compensation, net of cash settlements	1,870	2,738	2,576
Warrant fair value adjustments	—	34	(34)
Deferred income tax	1,102	(2,819)	(154)
Foreign exchange (gain) loss	(1,902)	(199)	632
Loss on disposal of property, plant and equipment	67	27	43
Changes in operating assets and liabilities:
Trade and other receivables	(26,613)	6,120	(6,419)
Inventory	(285)	(2,215)	149
Prepaid and other current assets	(319)	(378)	(335)
Other assets	181	(60)	(140)
Trade accounts payable and other liabilities	6,132	8,664	2,143
Customer deposits	1,903	2,389	(2,166)

Net cash flows provided by operating activities	10,065	19,432	11,619

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,634)	(14,396)	(14,458)
Capitalized software development expenditures	(5,234)	(5,496)	(4,015)
Recovery of software development expenditures	178	203	198
Proceeds on sale of property, plant and equipment	60	109	343
Changes in accounts payable related to investing	168	81	241

Net cash flows used in investing activities	(13,462)	(19,499)	(17,691)

Cash flows from financing activities:
Cash received on exercise of stock options	1,537	2,408	758
Shares repurchased	—	(7,730)	—
Long-term debt proceeds	—	—	9,940
Repayment of long-term debt	(4,606)	(3,787)	(2,670)

Net cash flows (used in) provided by financing activities	(3,069)	(9,109)	8,028

Effect of foreign exchange on cash and cash equivalents	(3,606)	2,984	1,676

Net (decrease) increase in cash and cash equivalents	(10,072)	(6,192)	3,632
Cash and cash equivalents, beginning of year	63,484	69,676	66,044

Cash and cash equivalents, end of year	53,412	63,484	69,676

Supplemental disclosure of cash flow information:
Interest paid	(503)	(609)	(256)
Income taxes paid	(3,816)	(2,760)	(4,602)

The accompanying notes are an integral part of these consolidated financial statements.

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

1. GENERAL INFORMATION

DIRTT Environmental Solutions Ltd. and its subsidiaries (“DIRTT” or the “Company”) is a leading technology-driven manufacturer of highly customized interiors. DIRTT combines its proprietary 3D design, configuration and manufacturing software (“ICE®” or “ICE Software”) with integrated in-house manufacturing of its innovative prefabricated interior construction solutions and an extensive distribution partners network. ICE provides accurate design, drawing, specification, pricing and manufacturing process information, allowing rapid production of high-quality custom solutions using fewer resources than traditional manufacturing methods. ICE is also licensed to unrelated companies and distribution partners of the Company. DIRTT is incorporated under the laws of the province of Alberta, Canada and its headquarters and registered office is located at 7303 – 30th Street S.E., Calgary, AB, Canada T2C 1N6. DIRTT trades on the Toronto Stock Exchange (“TSX”) under the symbol “DRT”.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements (“Financial Statements”), including comparative figures, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

In these Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars. DIRTT’s financial results are consolidated in Canadian dollars, the Company’s functional currency, and the Company has adopted the U.S. dollar as its reporting currency. All references to US$ or $ are to U.S. dollars and references to C$ are to Canadian dollars.

Principles of consolidation

The Financial Statements include the accounts of DIRTT and its subsidiaries. All intercompany balances, income and expenses, unrealized gains and losses and dividends resulting from intercompany transactions have been eliminated in consolidation.

Basis of measurement

These Financial Statements have been prepared on the historical cost convention except for certain financial instruments and stock-based compensation that are measured at fair value, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Use of estimates

The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. Estimates are based on historical data and experience, as well as various other factors that management considers reasonable under the circumstances. Actual outcomes can differ from these estimates.

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Significant estimates and assumptions made by management include:

•	Estimates of ability and timeliness of customer payments of accounts receivable;

•	Estimates of useful lives of depreciable assets and the fair value of long-term assets used for impairment calculations;

•	Estimates of future taxable earnings used to assess the realizable value of deferred tax assets;

•	Tax interpretations, regulations and legislations in the various jurisdictions in which the Company and its subsidiaries operate;

•	Estimates of the fair value of stock awards, including whether the performance criteria will be met and measurement of the ultimate payout amount; and

•	Estimates of liabilities associated with the potential and amount of warranty, legal claims and other contingencies.

Segments

Management has determined that DIRTT has one operating segment. The Company’s chief executive officer, who is DIRTT’s chief operating decision maker, reviews financial information on a consolidated and aggregate basis, together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance.

Foreign currency translation

The functional currency of the Canadian companies is the Canadian dollar, the functional currency of the United States companies is the U.S. dollar, and the functional currency of the United Kingdom company is the British Pound.

Assets and liabilities denominated in foreign currencies, other than those held through foreign subsidiaries, are translated into the transacting company’s functional currency at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rates in effect on the dates of the related transactions. Foreign exchange gains and losses, other than those arising from the translation of the Company’s net investments in foreign subsidiaries, are included in income.

The accounts of the Company’s U.S. dollar and British Pound functional subsidiaries are translated into Canadian dollars, and the Financial Statements are translated into U.S. dollars for financial statement presentation. Assets and liabilities are translated using year-end exchange rates, revenues, expenses, gains and losses are translated using average monthly exchange rates. Foreign exchange gains and losses arising from the translation of the company’s assets and liabilities are included in “other comprehensive income (loss)”.

Cash and cash equivalents

Cash and cash equivalents include cash on hand held at banks and cash equivalents, which are defined as highly liquid investments with original maturities of three months or less.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, do not require collateral and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company’s customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding.

F-19

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Inventory

Inventory is comprised of raw materials and work in progress. The Company does not typically carry a significant amount of finished goods inventory. Inventory is valued at the lower of weighted average cost and net realizable value. Net realizable value is based on an item’s usability in the manufacturing of the Company’s products. The Company records an allowance for obsolescence when the net realizable value of inventory items declines below weighted average cost, net realizable value is determined based on current market prices for inventory less the estimated cost to sell. Work in progress is valued at an estimate of cost, including attributable overheads, based on stage of completion.

Leases

The Company categorizes leases at their inception as either operating or capital leases. Leases where the Company assumes substantially all the risks and rewards of ownership are classified as capital leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, so as to achieve a constant rate of interest on the balance of the liability. Finance charges are recognized in the statement of operations. Other leases that qualify as operating leases are not recognized in the Company’s balance sheet.

In certain lease agreements, the Company may receive rent holidays or other incentives. The Company recognizes lease costs on a straight-line basis once control of the asset is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Property, plant and equipment

Property, plant and equipment are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any accumulated impairment losses. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized.

Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the Company’s property, plant and equipment are as follows:

Building	25 years

Manufacturing equipment	10 years

Leasehold improvements	Over term of lease (1 to 10 years)

Office equipment	5 years

Tooling and prototypes	4 years

Computer equipment	3 years

Vehicles	3 years

When assets are disposed of or retired, the cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting loss is reflected in operating expenses.

Capitalized software costs

The Company capitalizes costs related to internally developed software during the application development stage when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project, and (iii) it is probable that the project will be completed and performed as intended. Capitalized costs included costs of personnel and related expenses for employees and third parties directly attributable to the projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred

F-20

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

for significant upgrades and enhancements are also capitalized. Costs related to preliminary project activities and post implementation activities, including training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the developed asset, which is generally three to five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of the assets.

Software development is considered internal-use as it is used to design and sell the DIRTT products and is not included in the end client’s product. Revenues received from distribution partners for ICE Software are recognized as revenues as they are considered an element of the product sale. Any incidental third-party revenues received for the ICE Software are credited against capitalized software costs.

Impairment of long-lived assets

Management evaluates the recoverability of the Company’s property, plant and equipment and capitalized software costs when events or changes in circumstances indicate a potential impairment exists. Events and changes in circumstances considered by the Company in determining whether the carrying value of long-lived assets may not be recoverable include, but are not limited to, significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, and changes in the Company’s business strategy. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (an “asset group”). In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Except as disclosed, the Company determined that there were no events or changes in circumstances that potentially indicated that the Company’s long-lived assets were impaired during the years ended December 31, 2018, 2017, and 2016.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment at the reporting unit level at least annually or whenever changes in circumstances indicate that goodwill might be impaired. The Company early adopted ASU 2017-04, which simplified the subsequent measurement of goodwill by eliminating the second step of the goodwill impairment test.

The carrying value of goodwill, which is not amortized, is assessed for impairment annually in the fourth quarter of each year, or more frequently as economic events dictate. The Company has the option of performing an assessment of certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If goodwill is determined to be impaired, the impairment charge that would be recognized is based on the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of operations and comprehensive (loss) income except to the extent it relates to items recognized directly in equity.

F-21

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Current tax

Current tax expense is based on the results for the year, adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in income in the period during which the change occurs.

When appropriate, the Company records a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, the Company considers whether it is more likely than not that all or some portion of the Company’s deferred tax assets will not be realized, based on management’s judgment using available evidence about future events.

At times, tax benefits claims may be challenged by a tax authority. Tax benefits are recognized only for tax positions that are more likely than not sustainable upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards.

Revenue recognition

The Company accounts for revenue in accordance with topic 606, Revenue from Contracts with Customers, (“ASC 606”) and created new Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers. Under ASC 606, an entity recognizes revenue in a manner that reflects the transfer of promised goods or services to customers in an amount which the entity expects to be entitled in exchange for those goods or services.

The Company recognizes revenue upon transfer of control of promised goods or services to customers at transaction price, an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Transaction price is calculated as selling price net of variable consideration which may include estimates for sales incentives related to current period product revenue. Revenue is measured at the fair value of the consideration received or receivable, after discounts, rebates and sales or income taxes and duties.

Product sales

The Company recognizes revenue upon transfer of control of products to the customer, which typically occurs upon shipment. The Company’s main performance obligation to customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Distribution partners typically sell DIRTT product to end clients and issue purchase orders to the Company to manufacture the product. Distribution partners utilize ICE licenses to sell DIRTT products, the ICE licenses sold to distribution partners are not considered a separate performance obligation as they are not distinct, and ICE license revenue is recognized in conjunction with product sales. The distribution partner ICE Software revenue is recognized over the license period.

F-22

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

The Company’s standard sales terms are Free On Board (“FOB”) shipping point, which comprise the majority of sales. The Company usually requires a 50% progress payment on receipt of certain orders, excluding certain government orders or in some special contractual situations. Customer deposits received are recognized as a liability on the balance sheet until revenue recognition criteria is met. At the point of shipment, the customer is required to pay the balance of the sales price within 30 days. The Company’s sales arrangements do not have any material financing components. In addition, the Company’s customer arrangements do not produce contract assets or liabilities that are material to its consolidated financial statements.

The Company provides sales commissions to internal and external sales representatives which are earned in the period in which revenue is recognized.

The Company accounts for product transportation revenue and costs as fulfillment activities and present the associated costs in costs of goods sold in the period in which the Company sells its product.

Contracts containing multiple performance obligations

The Company offers certain arrangements whereby a customer can purchase products and installation together which are generally capable of being distinct and accounted for as separate performance obligations. Where multiple performance obligations exist, the Company determines revenue recognition by (1) identifying the contract with the customer, (2) identifying the performance obligation in the contract, (3) determination of the transaction price, (4) allocating the transaction price to the performance obligations based on the relative standalone selling prices, typically based on cost plus a reasonable margin, and (5) recognizing revenue as the performance obligations are satisfied.

Installation and other services

The Company provides installation and other services for certain customers as a distinct performance obligation. Revenue from installation services is recognized over time as the service is performed.

Principal vs Agent Considerations

The Company evaluates the presentation of revenue on a gross vs. net basis based on whether it acts as a principal by controlling the product or service sales to customers. In certain instances, the Company facilitates contracting of certain sales on behalf of distribution partners. The Company records these revenues gross when the Company is obligated to fulfill the services and has the risk associated with service delivery. The Company records these revenues net when the distribution partner has the obligation to fulfill the services and the associated risk of service delivery.

Distribution partner rebates

Rebates to distribution partners (“Partner Rebates”) are accrued for and recognized as a reduction of revenue at the date of the sale to the customer. Partner Rebates include amounts collected directly by the Company owed to distribution partners in accordance with their distribution partner agreements, being the difference between the price to the end customer and the distribution partners’ price. Other sales discounts, including early pay promotions, are deducted immediately from sales invoices.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records an unbilled receivable when revenue is recognized prior to invoicing. As the Company’s contracts are less than one year in duration, the Company has elected to apply the practical expedients to expense costs related to costs to obtain contracts and not disclose unfulfilled performance obligations. As deferred revenue and customer deposits are typically recognized during the year the Company does not account for financing elements.

F-23

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Warranties

The Company provides a warranty on all products sold to its clients and distribution partner’s clients. Warranties are not sold separately to customers. Provisions for the expected cost of warranty obligations are recognized based on an analysis of historical costs for warranty claims relative to current activity levels and adjusted for factors based on management’s assessment that increase or decrease the provision. Warranty provision is recognized in cost of goods sold. Warranty claims have historically not been material and do not constitute separate performance obligation.

Stock-based compensation

The Company follows the fair value-based approach to account for stock options. Compensation expense and an increase in “Additional paid-in capital” are recognized for stock options over their vesting period based on their estimated fair values on the grant date, as determined using the Black-Scholes option pricing model for the majority of stock-options. Certain executive stock options have performance conditions and are valued using a Monte Carlo model.

Any consideration paid by employees on exercise of stock options is credited to “Share capital” when the option is exercised, and the recorded fair value of the option is removed from “Additional paid-in capital” and credited to “Share capital”. The Company’s stock options have no rights to vote, receive dividends, or any other rights as a shareholder of the Company.

During 2018, the Company provided a cash settlement alternative for certain stock options. The fair value on grants attributable to those awards was reclassified on the balance sheet from shareholders’ equity to other liabilities, and at period end the liability is adjusted to fair value and the excess of fair value over previously recognized stock-based compensation is expensed. The fair value of the awards at the date of modification was greater than the grant date fair value of the previously vested equity awards, therefore the additional fair value was treated as an expense at the date of modification. Increases or decreases in fair value subsequent to the modification date will be recorded in earnings except that the Company shall not recognize a cumulative expense lower than the grant date fair value of the original equity awards.

Stock based compensation expense is also recognized for performance share units (“PSUs”) and deferred share units (“DSUs”) using the fair value method. Compensation expense is recognized over the vesting period and the corresponding amount is recorded as a liability on the balance sheet.

Technology and development Expenditures

Technology and development expenses are comprised primarily of salaries and benefits associated with the Company’s product and software development personnel which do not qualify for capitalization. These costs are expensed as incurred and exclude information and technology costs used in operations which are classified as general and administrative costs.

Earnings per share (“EPS”)

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method for determining the dilutive impact of stock options.

F-24

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Fair value of financial instruments

ASC 820, Fair Value Measurements requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company’s fair value analysis is based on the degree to which the fair value is observable and grouped into categories accordingly:

•	Level 1 financial instruments are those which can be derived from quoted market prices (unadjusted) in active markets for similar financial assets or liabilities.

•

Level 2 financial instruments are those which can be derived from inputs that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). Level 2 financial instruments include current and long-term debt. The carrying amounts of these instruments approximates fair value due to their respective floating interest rates and limited change in the Company’s credit rating since issuance.

•

Level 3 financial instruments are those derived from valuation techniques that include inputs for the financial asset or liability which are not based on observable market data (unobservable inputs). The Company does not have any Level 3 financial instruments.

The carrying amounts of cash and cash equivalents; trade and other receivables; trade accounts payable and other liabilities; and customer deposits approximate fair value due to their short-term nature.

3. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

ASU No. 2014-09

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers. ASC 606 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“Topic 605”), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, we refer to ASC 606 and Subtopic 340-40 as the “new standard.”

DIRTT early adopted the requirements of the new standard, utilizing the full retrospective method of transition. Adoption of the new standard resulted in changes to the Company’s accounting policies for revenue recognition. The Company applied the new standard using a practical expedient where the consideration allocated to the remaining performance obligations or an explanation of when the Company expects to recognize that amount as revenue for all reporting periods presented before the date of the initial application is not disclosed.

The impact of adopting the new standard on the Company’s fiscal 2017 and fiscal 2016 revenues was not material. The primary impact of adopting the new standard relates to ICE license revenue being included with product sales as they were determined to not be a separate performance obligation, and applying practical expedients related to the recognition of transportation costs as a fulfilment activity of product sales.

F-25

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends accounting for leases, most notably by requiring a lessee to recognize the assets and liabilities that arise from a lease agreement. Specifically, this new guidance will require lessees to recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term, with limited exceptions. The accounting applied by a lessor is largely unchanged from that applied under existing U.S. GAAP.

Collectively, the guidance and all related ASU updates are effective for annual reporting periods beginning after December 15, 2018. The standard is effective for DIRTT on January 1, 2019. A modified retrospective transition approach is required, applying the standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We adopted the new standard on January 1, 2019 and selected the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the standard will not be provided for dates and periods before January 1, 2019.

The new standard provides several optional practical expedients in transition. The Company elected to adopt all of the standard’s available transition practical expedients.

This standard will have a material effect on DIRTT’s Consolidated Balance Sheet but not on the Consolidated Statement of Earnings and Comprehensive Income or Consolidated Statement of Cash Flows. While the Company continues to assess all the effects of adoption, the Company currently believes the most significant changes to the Consolidated Balance Sheet relates to the recognition of new Right Of Use (“ROU”) assets and lease liabilities. The adoption will significantly affect the Company’s disclosures about non-cash investing and financing activities and the lease related disclosures.

Effective January 1, 2019, the Company currently expects to recognize ROU asset and lease liabilities in the range of $20 million to $25 million, based on the present value of the future minimum rental payments under current leasing standards for existing operating leases.

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract,” which amends ASC 350-40 Intangibles – Goodwill and Other – Internal-Use Software. The ASU requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if these costs were capitalized by the customer in a software licensing arrangement. This guidance is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact the adoption of this standard will have on its results of operations.

Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial statements.

F-26

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

4. IMPAIRMENT EXPENSE

	For the year ended December 31,
	2018	2017	2016
DIRTT Timber	6,098	—	—
Leasehold and other assets	2,582	—	—

	8,680	—	—

DIRTT Timber

During 2018, management decided to shift from the early stage development of its DIRTT Timber market to a commercialized approach focused on large, standalone timber projects and as a pull-through for other DIRTT solutions. Management concluded that this strategy required significantly less timber capacity than currently exists and therefore took steps to right-size its timber capacity by the end of 2018. Management determined these decisions to be an indicator of impairment of the assets of the DIRTT Timber solution line. In determining if impairment exists, the Company estimated the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group and determined the undiscounted cash flows were less than the carrying value of the assets.

To determine the impairment of the DIRTT Timber assets, the net book value of the assets was evaluated against the fair value of the assets. The fair value of the DIRTT Timber assets reflects current projected sales for timber projects on a standalone basis and the pull-through impact to other DIRTT solutions. In its evaluation, management determined it was unable to reliably quantify the pull-through impact of timber on other DIRTT solutions. The equipment related to the timber market was custom built for DIRTT and there is no active market for resale. Therefore, the fair value was determined to be management’s estimate of scrap value for the specialized assets and an estimated resale value for less specialized assets that cannot be redeployed for DIRTT’s other solutions. Management estimated the expected resale values based on the current market and on experience of management in the industry. The fair value of the timber assets was estimated to be $1.1 million. This assessment resulted in an impairment charge of $6.1 million during 2018.

Leasehold and other assets

At December 31, 2018, the Company recognized a lease exit liability of $0.6 million related to certain contracts (December 31, 2017 – nil). During 2018, management reviewed its facilities used in operations and the corresponding leases in place. The outcome of this review was the consolidation of the Company’s production in Kelowna, British Columbia, into other plants, and discontinued use of other locations that were not considered necessary in the Company’s current operations.

These leases were considered impaired as the costs of meeting lease obligations exceeded the economic benefits expected to be received. The lease exit liability represents the present value of the difference between the minimum future lease payments the Company is obligated to make under the non-cancellable operating lease contract and any estimated sublease recoveries. This estimate may vary as a result of changes in estimated sublease recoveries. The liability is estimated to be settled in periods up to and including the year 2023. The provision is net of $1.0 million of estimated recoveries from subleases.

In relation to the review noted in the paragraph above, certain assets were identified as no longer having future value to the Company. These assets related to leasehold improvements for locations where activity is being relocated, as well as projects in process that were curtailed. These leasehold and other assets represented assets with a carrying value of $2.0 million at December 31, 2018, of which the entire amount was expensed as there is no future value attributable to these assets or market for resale.

F-27

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

5. TRADE AND OTHER RECEIVABLES

	As at December 31,
	2018	2017
Trade receivables	42,582	17,627
Sales tax receivable	482	439
Current tax receivable	892	214
Due from related party	—	1,042

	43,956	19,322
Allowance for doubtful accounts	(83)	(85)

	43,873	19,237

The Company has a contract with a trade credit insurance provider, whereby a portion of its trade receivables are insured. The trade credit insurance provider determines the coverage amount, if any, on a customer-by-customer basis. Based on the Company’s trade receivables balance as at December 31, 2018, 70% (2017 – 58%) of that balance is covered by trade credit insurance provider. The majority of the remaining balance is less than 90 days old and is owed by a small number of DIRTT’s distribution partners, and government sales that are not covered by the trade credit insurance provider. In addition, the Company usually collects a 50% progress payment on order placements, excluding government and certain other customers.

The Company provides for balances determined to have risk of collection and had a provision of $0.1 million at both December 31, 2018 and 2017. As at December 31, 2018, $4.8 million of accounts receivable was due from one customer (2017 – $2.1 million). Management reviews this customer’s creditworthiness on a periodic basis.

6. INVENTORY

	As at December 31,
	2018	2017
Raw material	17,212	18,171
Allowance for obsolescence	(365)	(420)
Work in progress	1,803	1,617

	18,650	19,368

Production overheads capitalized in work in progress were $0.2 million at December 31, 2018 (December 31, 2017: $0.2 million).

F-28

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT

	Office and computer equipment	Factory equipment	Leasehold improvements	Total
Cost
At December 31, 2016	16,019	35,601	31,103	82,723
Additions	3,182	6,099	5,115	14,396
Disposals	(59)	(163)	(1,074)	(1,296)
Exchange differences	414	1,711	1,038	3,163

At December 31, 2017	19,556	43,248	36,182	98,986
Additions	2,008	4,140	2,486	8,634
Disposals	(45)	—	(174)	(219)
Exchange differences	(975)	(2,966)	(2,521)	(6,462)

At December 31, 2018	20,544	44,422	35,973	100,939

Accumulated depreciation and impairment
At December 31, 2016	8,700	16,535	15,512	40,747
Depreciation expense	1,638	3,546	4,118	9,302
Disposals	(48)	(55)	(1,054)	(1,157)
Exchange differences	351	784	446	1,581

At December 31, 2017	10,641	20,810	19,022	50,473
Depreciation expense	1,795	4,032	3,909	9,736
Disposals	(32)	—	(59)	(91)
Impairments	—	5,890	2,233	8,123
Exchange differences	(656)	(1,798)	(1,576)	(4,030)

At December 31, 2018	11,748	28,934	23,529	64,211

Net book value
At December 31, 2017	8,915	22,438	17,160	48,513
At December 31, 2018	8,796	15,488	12,444	36,728

As at December 31, 2018, the Company had $0.9 million of assets in progress of completion which were excluded from assets subject to depreciation (December 31, 2017 – $4.8 million).

F-29

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

8. CAPITALIZED SOFTWARE

	For the year ended December 31,
	2018	2017
Cost
As at January 1	27,195	20,715
Additions	5,234	5,496
Recovery of software development expenditures	(178)	(203)
Exchange differences	(3,420)	1,187

As at December 31	28,831	27,195

Accumulated amortization
As at January 1	18,873	14,645
Amortization expense	3,306	3,090
Exchange differences	(1,683)	1,138

As at December 31	20,496	18,873

Net book value	8,335	8,322

Estimated amortization expense on capitalized software is $2.9 million in 2019, $2.4 million in 2020, $1.8 million in 2021, $0.9 million in 2022, and $0.3 million in 2023.

9. GOODWILL

	2018	2017
As at January 1	1,471	1,374
Exchange differences	(118)	97

As at December 31	1,353	1,471

The Company’s goodwill is assessed at the consolidated company level which represents the Company’s sole operating and reporting segment. The Company tests its goodwill for impairment annually during the fourth quarter of the calendar year. For 2018, and 2017, the Company used the quantitative approach to perform its annual goodwill impairment test. The Company’s fair value exceeded the carrying value of its net assets and, accordingly, goodwill was not impaired.

10. TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31,
	2018	2017
Trade accounts payable	10,272	9,688
Accrued liabilities	8,714	8,610
Wages and commissions payable	5,544	6,592
Rebates accrued(1)	6,305	1,893
Taxes payable	448	796

	31,283	27,579

(1)	In 2018, $13.7 million of rebates were earned and $9.2 million were paid, in 2017 $3.2 million of rebates were earned and $5.7 million were paid.

F-30

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Other liabilities

	As at December 31,
	2018	2017
Legal provisions(1)	1,995	1,295
Stock option liability	1,765	—
Warranty provision	1,493	586
Contract provisions	820	—
Lease inducements	750	904

	6,823	2,785

(1)

The Company has provided $2.0 million as the estimated amounts likely payable for various claims against the Company. The amount provided for is management’s best estimate of the potential payments for amounts claimed.

11. LONG-TERM DEBT

	As at December 31,
	2018	2017
Capital financing facility, secured by a charge on all assets including manufacturing equipment, with 36 monthly payments of US$139 plus interest at floating rates, which is based on the lender’s U.S. prime rate minus 0.25%. Prior to March 31, 2016, the interest rate was prime plus 0.5%. This facility matured on April 1, 2018.	—	556
Term loan, secured by a charge on all assets including manufacturing equipment, with 60 monthly payments of US$21 plus interest at floating rates, which is based on the lender’s U.S. prime rate minus 0.25%. Prior to March 31, 2016, the interest rate was prime plus 0.5%. This facility matured on December 1, 2018.	—	1,500
Capital financing facility, secured by a charge on all assets including manufacturing equipment, with 48 monthly payments of US$208, commencing on April 1, 2017, plus interest at floating rates, which is based on the lender’s U.S. prime rate minus 0.25%. This facility matures on March 1, 2021.	5,625	8,125

Total debt	5,625	10,181

Current portion of long-term debt	2,500	4,556
Long-term debt	3,125	5,625

At December 31, 2018 and 2017, the Company had not drawn on its $18.0 million revolving operating facility. Advances under the revolving operating facility are subject to interest at the lender’s prime rate minus 0.25% for Canadian dollar advances and the U.S. prime rate minus 0.25% for U.S. dollar advances and are repayable at any time.

In November 2018, the Company signed an eighth amendment to the amended and restated loan agreement to amend certain covenant definitions. As at December 31, 2018 and 2017, the Company was in compliance with all of its lender’s covenants. On January 31, 2019, the Company repaid all remaining principal and interest amounts on the capital financing facility.

F-31

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

12. INCOME TAXES

Reconciliation of income taxes

The following reconciles income taxes calculated at the Canadian statutory rate with the actual income tax expense. The Canadian statutory rate includes federal and provincial income taxes. This rate was used as Canada is the domicile of the parent entity of the Company.

	For the year ended December 31,
	2018	2017	2016
Net income (loss) before tax	8,830	(7,267)	6,840
Canadian statutory rate	27%	27%	27%

Expected income tax	2,384	(1,962)	1,847

Effect on taxes resulting from:
Non-deductible expenses	447	264	191
Non-deductible stock-based compensation	1,080	689	695
Tax rate impacts	(420)	487	569
U.S. Federal rate reduction from 35% to 21%	—	722	—
Adjustments related to prior year tax filings	(257)	212	44
Tax accounted for in equity	—	—	(315)
Other	46	46	(89)

Income tax expense	3,280	458	2,942

Current tax expense	2,178	3,277	3,096
Deferred tax expense (recovery)	1,102	(2,819)	(154)

Income tax expense	3,280	458	2,942

Deferred tax assets and liabilities

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2018 and 2017 were as follows:

	At December 31, 2018
	Assets	Liabilities	Net
Operating losses	8,213	—	8,213
Research and development expenditures	389	—	389
Property and equipment	—	(2,408)	(2,408)
Intangible assets	—	(2,283)	(2,283)
Other	1,725	(518)	1,207

Net deferred taxes	10,327	(5,209)	5,118

	At December 31, 2017
	Assets	Liabilities	Net
Operating losses	9,968	—	9,968
Research and development expenditures	423	—	423
Property and equipment	139	(2,536)	(2,397)
Intangible assets	—	(2,301)	(2,301)
Other	1,015	(111)	904

Net deferred taxes	11,545	(4,948)	6,597

F-32

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Summary of temporary difference movements during the year:

	Balance January 1, 2018	Recognized in Income	Recognized in Comprehensive Income	Foreign Exchange	Balance December 31, 2018
Operating losses	9,968	(1,015)	—	(740)	8,213
Research and development	423	—	—	(34)	389
Property and equipment	(2,397)	(273)	—	262	(2,408)
Intangible assets	(2,301)	(178)	—	196	(2,283)
Other	904	364	—	(61)	1,207

Net deferred taxes	6,597	(1,102)	—	(377)	5,118

	Balance January 1, 2017	Recognized in Income	Recognized in Comprehensive Income	Foreign Exchange	Balance December 31, 2017
Operating losses	4,144	5,049	236	539	9,968
Research and development	1,779	(1,395)	—	39	423
Property and equipment	(1,925)	(315)	—	(157)	(2,397)
Intangible assets	(1,803)	(350)	—	(148)	(2,301)
Other	1,039	(170)	—	35	904

Net deferred taxes	3,234	2,819	236	308	6,597

The U.S. Tax Cuts and Jobs Act (the “Act”) became law on December 22, 2017. The Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35 percent to 21 percent beginning in 2018, changes to capital depreciation, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. As a result of the Act, the Company remeasured its U.S. deferred tax liability based upon the new statutory federal rate of 21 percent.

The amount shown on the balance sheet as deferred income tax assets and liabilities represent the net differences between the tax basis and book carrying values on the Company’s balance sheet at enacted tax rates.

On an annual basis the Company and its subsidiaries file tax returns in Canada and various foreign jurisdictions. In Canada the Company’s federal and provincial tax returns for the years 2016 to 2018 remain subject to examination by taxation authorities. In the United States, both the federal and state tax returns filed for the years 2015 to 2018 remain subject to examination by the taxation authorities.

F-33

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Tax loss carryforwards and other tax pools

The significant components of the Company’s net future income tax deductions in these consolidated financial statements are summarized as follows:

	For the year ended December 31,
	2018	2017	2018	2017
	C$	C$	$	$
Non-capital loss carry-forwards	43,616	47,950	—	4,214
Undepreciated capital costs	25,211	35,049	12,748	14,803
Share issuance costs	519	1,931	—	—
Scientific research and experimental development tax incentives	1,971	1,971	—	—

Total future tax deductions	71,317	86,901	12,748	19,017

13. STOCK-BASED COMPENSATION

Stock-based compensation expense

	For the year ended December 31,
	2018	2017	2016
Stock options	2,076	2,738	2,576
PSUs	44	—	—
DSUs	120	—	—
Charge on stock option modification	1,181	—	—
Fair value adjustment	240	—	—

	3,661	2,738	2,576

Stock Options

The Company has a stock option plan which was approved by the Board of Directors (the “Board”) and by its shareholders at the most recent annual and special meeting of shareholders held on May 5, 2016, whereby the aggregate number of shares reserved for issuance shall not exceed 10% of the issued and outstanding common shares as at the time of grant of any stock options. Except as noted below, stock options granted under the plan generally have a term of five years and vest one third every year over a three-year period from the date of grant.

During the year, the Company allowed certain vested share options to be surrendered for cash. On the date of modification, the fair value of the liability of options eligible for cash surrender of $1.2 million was reclassified on the balance sheet from shareholders’ equity to other liabilities and a $0.2 million was expensed to adjust the liability to the fair value at year-end, and an additional $0.5 million was charged back to additional paid-in capital as, for certain stock options, the cumulative expense calculated was lower than the grant date fair value of the original equity awards. During the year, $1.8 million of share options were surrendered for cash and at year end the Company had a liability of $1.8 million in other liabilities for the remaining share options.

F-34

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

The following summarizes options granted, exercised, forfeited and expired during the periods:

	Number of options	Weighted average exercise price C$
Outstanding at December 31, 2016	6,867,752	5.04
Granted	57,500	6.35
Exercised	(967,498)	3.26
Forfeited	(352,511)	5.71
Expired	(51,850)	5.96

Outstanding at December 31, 2017	5,553,393	5.31
Granted	3,327,525	6.40
Exercised	(435,792)	4.78
Forfeited	(203,516)	5.26
Surrendered for cash	(1,365,348)	5.17
Expired	(17,886)	6.02

Outstanding at December 31, 2018	6,858,376	5.88

Exercisable at December 31, 2018	3,123,369	5.34

Included in the 2018 share option grant above, 1,725,000 share options were granted to an executive with performance conditions for vesting. For 825,000 share options, vesting is upon an increase in the Company’s share price to C$13.26, and for 900,000 share options, vesting is upon an increase in the Company’s share price to C$19.89. These options were valued using the Monte Carlo valuation method and determined to have a weighted average grant fair value of C$2.14.

Range of exercise prices outstanding at December 31, 2018:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life	Weighted average exercise price C$	Number exercisable	Weighted average remaining life	Weighted average exercise price C$
C$2.01 – C$3.00	31,600	0.4	2.93	31,600	0.4	2.93
C$3.01 – C$4.00	804,883	0.5	3.59	804,883	0.5	3.59
C$5.01 – C$6.00	1,162,669	2.9	5.76	746,028	2.9	5.76
C$6.01 – C$6.47	4,859,224	3.7	6.31	1,540,858	1.6	6.10

Total	6,858,376			3,123,369

Range of exercise prices outstanding at December 31, 2017:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life	Weighted average exercise price C$	Number exercisable	Weighted average remaining life	Weighted average exercise price C$
C$2.01 – C$3.00	59,600	1.2	2.96	59,600	1.2	2.96
C$3.01 – C$4.00	1,477,681	1.5	3.59	1,477,681	1.5	3.59
C$5.01 – C$6.00	1,505,123	3.8	5.76	522,802	3.8	5.76
C$6.01 – C$7.00	2,508,489	2.6	6.10	1,695,639	2.6	6.10
C$7.01	2,500	2.9	7.01	1,667	2.9	7.01

Total	5,553,393			3,757,389

F-35

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

The stock options granted had a weighted average grant date fair value of C$2.13 (2017 – C$2.11, 2016 – C$2.02) estimated using the Black-Scholes option-pricing model with the following assumptions for December 31, 2018 and 2017: a 3.5 year expected life for all periods, 2.2% risk-free interest rate (2017 and 2016 – 0.8%); a 3.8% expected forfeitures rate (2017 and 2016 – 5%); and 42% expected volatility (2017 – 45%, 2016 – 47%).

Performance share units

The Company has a PSU Plan for certain employees of the Company. Under the terms of the PSU Plan, PSUs granted vest at the end of a three-year term. At the end of a three-year term, employees will be awarded cash at the discretion of the Board, calculated based on certain earnings before interest, taxes, depreciation and amortization (“EBITDA”) and total shareholder return related performance conditions.

The fair value of the liability and the expense attributable to the vesting period is charged to profit or loss at the grant date. Subsequently, at each reporting date between grant date and settlement date, the fair value of the liability is remeasured with any changes in fair value recognized in profit or loss. As at December 31, 2018, there were 85,728 PSUs outstanding.

Deferred share units

During 2018, the Company initiated a DSU plan for its non-employee directors. Under the terms of the DSU plan, DSUs awarded will vest immediately and will be settled with cash in the amount equal to the closing price of the Company’s common shares on the date the director resigns from the Board.

The fair value of the liability and the corresponding expense is charged to profit or loss at the grant date. Subsequently, at each reporting date between grant date and settlement date, the fair value of the liability is remeasured with any changes in fair value recognized in profit or loss for the year. There were 25,861 DSUs outstanding at December 31, 2018 (2017 – nil) with a fair value of $0.1 million which is included in other liabilities on the balance sheet (2017 – $nil).

Dilutive instruments

For the year-ended December 31, 2018, 6.3 million options (2017 – 5.6 million, 2016 – 5.9 million), respectively, were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive to the net income (loss) per share.

14. REVENUE

In the following table, revenue is disaggregated by performance obligation and timing of revenue recognition. All revenue comes from contracts with customers. See Note 15 for the disaggregation of revenue by geographic region.

	For the year ended December 31,
	2018	2017	2016
Product	240,482	195,676	178,347
Transportation	24,552	19,519	17,583
Licenses	1,400	1,021	552

Total product revenue	266,434	216,216	196,482
Installation and other services	8,247	10,323	4,882

	274,681	226,539	201,364

DIRTT sells its products and services pursuant to fixed-price contracts which generally have a term of one year or less. The transaction price used in determining the amount of revenue to recognize is based upon agreed contractual terms with the customer and is not subject to variability.

F-36

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	2018	2017	2016
At a point in time	265,034	215,195	195,930
Over time	9,647	11,344	5,434

	274,681	226,539	201,364

Revenue recognized at a point in time represents the majority of the Company’s sales and revenue is recognized when a customer obtains legal title to the product, which is when ownership of products is transferred to, or services are delivered to the contract counterparty. Revenue recognized over time is limited to installation and ongoing maintenance contracts with customers and is recorded as performance obligations are satisfied over the term of the contract.

Contract Liabilities

	For the year ended December 31,
	2018	2017
Customer deposits and deferred revenue	7,701	6,376
Commissions payable	4,152	3,220

Contract liabilities	11,853	9,596

Contract liabilities primarily relate to deposits received from customers, commission liabilities and maintenance revenue from license subscriptions. The balance of contract liabilities was higher as at December 31, 2018 compared to the prior year period mainly due to higher 2018 revenues.

Sales by Industry

The Company periodically reviews the growth or product and transportation revenue by industry vertical market to evaluate the success of industry specific sales initiatives. The nature of products sold to the various industries is consistent and therefore review is focused on sales performance.

	For the year ended December 31,
	2018	2017	2016
Commercial	163,199	142,494	130,590
Healthcare	60,748	38,455	32,626
Government	21,477	18,927	16,819
Education	19,610	15,319	15,895

Total product and transportation revenue	265,034	215,195	195,930
Installation	8,247	10,323	4,882
Licenses and services	1,400	1,021	552

	274,681	226,539	201,364

15. SEGMENT REPORTING

The Company has one reportable and operating segment and operates in three principal geographic locations, Canada, the United States and International. Currently, the majority of revenue from international projects are included in the U.S. revenue amount as these projects are sold by U.S.-based distribution partners and are delivered to international locations. The Company’s revenue from operations from external customers, based on location of operations, and information about its non-current assets, are detailed below.

F-37

DIRTT Environmental Solutions Ltd.

Notes to the Consolidated Financial Statements

(Amounts stated in thousands of U.S. dollars unless otherwise stated)

Revenue from external customers

	For the year ended December 31,
	2018	2017	2016
Canada	41,153	35,035	26,576
U.S.	232,035	190,245	174,447
International	1,493	1,259	341

	274,681	226,539	201,364

Non-current assets, excluding deferred tax assets

	As at December 31,
	2018(1)	2017(1)
Canada	36,323	46,971
U.S.	15,353	15,526
U.K.	—	226

	51,676	62,723

(1)	Amounts include property, plant and equipment, intangible assets, goodwill and other assets.

16. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company reported no revenues to a former director of the Company for the year ended December 31, 2018 (2017 – $0.9 million; 2016 – $0.1 million). As at December 31, 2018, the Company had no accounts receivable balance from this former director as the balance was fully repaid during 2018 (December 31, 2017 – $1.0 million). The sales to the former director during 2017 were based on price lists in force and terms that would be available to all employees. Effective September 10, 2018, this individual ceased to be a director of the Company.

One of the Company’s distribution partners is owned by a former director of the Company. Effective June 26, 2018, this individual ceased to be a director of the Company. Up until June 26, 2018, the Company reported revenue of $2.9 million and rebates paid of $0.1 million from and to the distribution partner. For the year ended December 31, 2017, the Company reported revenue of $5.8 million and rebates of $0.1 million from and to the distribution partner, respectively. As at December 31, 2017, the Company reported an accounts receivable balance of $0.3 million. For the year ended December 31, 2016, the Company reported revenue of $7.8 million and rebates of $0.1 million from and to the distribution partner, respectively. As at December 31, 2016, the Company reported an accounts receivable balance of $0.4 million.

A director of the Company provided advisory and consulting services to the Company of $0.3 million during the year ended December 31, 2018.

17. COMMITMENTS

The Company rents facilities, premises, and equipment under operating leases. Other commitments are comprised of inventory and capital commitments and reorganization costs.

As at December 31,	Operating leases	Customer deposits	Other commitments	Total
2019	4,684	7,701	2,683	15,068
2020	4,717	—	—	4,717
2021	4,772	—	—	4,772
2022	4,255	—	—	4,255
2023	1,848	—	—	1,848
Thereafter	5,800	—	—	5,800

	26,076	7,701	2,683	36,460

F-38